FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Annual Results 2014

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) transformation plan (which includes RBS's 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of Williams & Glyn and Citizens, RBS's information technology and operational investment plan, the proposed restructuring of RBS's CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; RBS's future financial performance; the level and extent of future impairments and write-downs; and RBS's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in Appendix 5 to this document. These include the significant risks for RBS presented by the execution of the transformation plan; RBS's ability to successfully implement the various initiatives that are comprised in the transformation plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the transformation plan as a viable, competitive, customer-focused and profitable bank; RBS's ability to achieve its capital targets which depend on RBS's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the transformation plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS including a possible referendum on the UK's membership of the EU; operational risks that are inherent in RBS's business and that could increase as RBS implements its transformation plan; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS's operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets by the Group; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information
The financial information on pages 17 to 67, prepared using the Group's accounting policies, shows the operating performance of RBS on a non-statutory basis which excludes own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest (RFS MI) and includes the results of Citizens, which are included in discontinued operations in the statutory results. Information is provided in this form to give a better understanding of the results of RBS's operations.

Restatements
On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises. In addition, in order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, certain reporting changes were implemented.

For further information on these changes refer to the Q2 2014 Restatement Document dated 21 July 2014, available on www.investors.rbs.com/restatement

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related Notes presented on pages 68 to 122 inclusive are on a statutory basis. Reconciliations between the non-statutory basis and statutory basis are included in Appendix 2.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts and investors presentation
RBS will be hosting a presentation for analysts and investors, also available via live webcast and audio call. The details are as follows:

Date:	Thursday 26 February 2015
Time:	9.30 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
This announcement and background slides are available on www.rbs.com/results

Financial supplement
A financial supplement containing income statement and balance sheet information for the nine quarters ending 31 December 2014 is available on www.rbs.com/results

Highlights

RBS reports an attributable loss of £3.5 billion, following a £4.0 billion write-down on Citizens.
Operating profit(1) was £3.5 billion. Significant progress was made towards building a bank that is stronger, simpler and better for both customers and shareholders.

RBS reports an attributable loss of £3,470 million in 2014, compared with a loss of £8,995 million in 2013. The result included a loss from discontinued operations of £3,445 million, which reflected a £3,994 million fair value write-down in relation to the reclassification of Citizens to disposal groups, and a tax charge of £1.9 billion which included a £1.5 billion write-off of deferred tax assets.

Operating profit totalled £3,503 million for 2014, compared with an operating loss of £7,500 million in 2013. This reflected improved operating results from the core domestic businesses together with significant impairment releases in Ulster Bank and RBS Capital Resolution (RCR). These results include £1,257 million of restructuring costs compared with £656 million in 2013, and £2,194 million of litigation and conduct costs compared with £3,844 million in the prior year.

UK Personal & Business Banking (UK PBB) delivered a good performance built on strong growth from a reinvigorated mortgage business. Commercial Banking's efforts to stimulate demand resulted in a resumption of loan book growth; together with active management of cost and capital, this supported a significant improvement in profitability. Corporate & Institutional Banking (CIB) made good progress towards a lower risk model with a further £40 billion reduction in risk-weighted assets (RWAs) on a fully loaded Basel III basis.

Statutory operating profit before tax, which excludes results from discontinued operations, was £2,643 million compared with an operating loss of £8,849 million in 2013.

2014 was a year of significant progress for the bank, in which we delivered against all our commitments. In line with the new strategy it set out in 2014, RBS has:

●	Implemented a new organisational design for a more UK-centred bank with focused international capabilities, built around its strongest customer franchises.

●	Exceeded its 2014 cost reduction targets with savings of £1.1 billion.

●	Strengthened its Common Equity Tier 1 (CET1) ratio by 2.6 percentage points to 11.2% at the end of 2014, assisted by £4.8 billion of net capital release from RCR disposals and run-off.

●	Successfully listed Citizens as a step towards full divestment by the end of 2016.

●	Reached agreement with HM Treasury on the restructuring of the Dividend Access Share (DAS) and paid an initial dividend of £320 million.

●	Completed much of the orderly run-down and closure of the US asset-backed product business, removing £15 billion of RWAs from the balance sheet.

●	Completed a strategic review of Ulster Bank and the wealth businesses, launching a sales process for the international private banking activities(2).

●
Continued to rationalise, simplify and strengthen operating systems and processes, with a more secure mobile banking platform, faster overnight batch processing and key services available to customers 99.96% of the time.

●
Made our products simpler and fairer for customers, ending zero per cent balance transfers, halting teaser rates on savings accounts that penalise existing customers and explaining all charges for personal and business customers on one side of A4 paper.

Notes:

(1)
Operating profit before tax, own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest and includes the results of Citizens on a non-statutory basis, which are included in discontinued operations in the statutory results.

(2)	Private banking and wealth management activities where the primary relationship management is conducted outside the British Isles.

Highlights

Within the overall strategic shape outlined for CIB in 2014, RBS is making further changes to improve its medium-term returns, building a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS will have a strong, client-focused product offering in sterling, US dollar and euro, including:

●	Debt financing, with debt capital markets, structured finance and loans.

●	Risk management in currency, rates and inflation.

●	Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS's UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% from £107 billion at 31 December 2014 to £35-£40 billion in 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced from £241 billion at the end of 2014 to £75-£80 billion in 2019.

This CIB strategy leaves RBS well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS intends to place most banking services inside the ring fence. CIB's remaining "Markets" activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

For 2015 RBS intends to:

●	Move towards a capital target of 13% CET1(1), with risk-weighted assets below £300 billion and £2 billion Additional Tier 1 capital raised.
●	Deconsolidate Citizens and substantially complete RCR exit.
●	Improve customer net promoter scores in all UK franchises, in line with the long-term goal of becoming the number 1 bank for trust, service and advocacy.
●	Reduce costs by a further £800 million(2), taking RBS towards a long term cost:income ratio of under 50%.
●	Deliver lending growth in strategic segments equal to or higher than UK nominal GDP growth.
●	Raise employee engagement index to within 8% of the global benchmark so that staff are fully motivated to contribute to RBS's long-term success.

Notes:

(1)	During the period of CIB restructuring.
(2)	Excluding restructuring, conduct and litigation costs, write off of intangible assets and operating expenses of CFG and Williams & Glyn.

"Last year we identified the areas we needed to improve in order to deliver our strategy - cost, complexity, capital and trust from our customers. The energy and resolve of our people have resulted in significant progress on each, and we have delivered on the goals we set for 2014."

Ross McEwan, Chief Executive

Highlights

Performance measures(1)

	Measure	2013	2014	Long-term
People	Great place to work	78%	72%	Employee engagement index ≥ GFS norm(2)
Efficiency	Cost:income ratio	95%	87%	<50%
	Adjusted cost:income ratio(3)	72%	68%
Returns	Return on tangible equity	Negative	Negative	12%+
Capital strength(4)	Common Equity Tier 1 ratio	8.6%	11.2%	13%(5)

Notes:

(1)	This table contains forecasts with significant contingencies. Please refer to 'Forward-looking statements' and 'Risk factors'.
(2)	Global Financial Services (GFS) norm currently stands at 83%.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4) (5)	Based on end-point CRR basis Tier 1 capital and revised 2014 Basel leverage framework. During the period of CIB restructuring.

Outlook
We expect our core UK/Irish businesses to continue to perform well, but with some income headwinds.

Income in CIB is likely to decline substantially faster than cost takeout at this point in its restructuring. Income in the year to date is lower than for the comparable period last year.

We will maintain our rigorous cost discipline and are targeting reductions of £800 million in 2015, in our underlying(1) operating expenses.

Our overall credit profile has improved but we do not expect the significant impairment recoveries experienced in 2014 in Ulster Bank and RCR to continue this year.

We continue to deal with various conduct and litigation issues. Whilst we cannot predict when these will be resolved it is possible that the costs relating to settling these could be substantial in 2015.

Our restructuring costs are expected to be materially higher than in 2014 reflecting the costs relating to the core bank transformation, CIB restructuring and preparing for Williams & Glyn exit and for ICB.

We are targeting RWAs to be less than £300 billion by the end of 2015, driven by RCR and CIB run-offs and the partial de-consolidation of Citizens.

Note:

(1)	Excluding restructuring, conduct and litigation costs, write off of intangible assets and operating expenses of CFG and Williams & Glyn.

Chairman's letter to shareholders

2014 was a year of significant progress for RBS, with a much improved operating profit and major achievements in terms of business reorganisation, cost reduction, capital build and improved IT capability. As Ross McEwan has set out in his letter, the business continues to simplify and improve, focusing on putting its customers at the heart of its activities.

The bank has delivered a good operating profit of £3.5 billion for 2014, but the costs associated with completing the restructuring of RBS mean we are still reporting a bottom line attributable loss. Although the huge changes to the size, shape and risk profile of the business since the financial crisis are largely complete or in hand, the further substantial restructuring of our markets operations and international spread will require careful management in 2015.

Of course your Board is pleased to see the improved operating performance, which in our view reflects the underlying strength of the business. Looking back, however, we must acknowledge that we did not fully recognise the scale of the challenge that awaited us in 2009. At the time, we assumed that a Core Tier 1 capital ratio of more than 8% by 2013 would be sufficient to constitute undoubted financial strength in the minds of markets and regulators; today we have increased our capital target to 13%. We must also acknowledge that we did not anticipate the more than £9 billion of regulatory fines and customer redress we have borne so far as we paid, and will continue to pay, the price for our past conduct failings. These conduct issues have delayed the re-build of our capital and directly reduced shareholder value. They have also caused continuing reputational damage. I hope as we move beyond these issues we can fully rebuild the trust of our customers, and by doing so win more of their business.

The need to continue to rebuild capital strength means it has taken longer than we had expected to reach a point at which the Government could be in a position to start selling down its stake in RBS. The decision on timing rests with the Government, through UK Financial Investments, which manages its shareholding, but our task is to create the conditions in which it can do so. In working towards that end we are also furthering the interests of RBS's other shareholders, as we believe that the beginning of the sell-down will be welcomed by investors.

As announced previously I will be leaving RBS in 2015. The Board is pleased to announce today that Howard Davies will succeed me as Chairman, and we welcome him to RBS. He will join the Board at the end of June and take over from me on 1 September. On the day I joined the Board in January 2009, the shares traded at 9p, equivalent to 90p today, and the implications of the bank's financial distress were unknowable. RBS has transformed itself over the last several years and continues to do so. The renewed focus on customer and customer service will make this a better organisation for all stakeholders, most especially customers, staff and shareholders.

I would like to thank my colleagues on the RBS Board for their support and dedication in dealing with the unusual challenges of being a majority government-owned listed company. In particular, I would like to thank Nathan Bostock, Tony Di Iorio and Philip Scott, who all stepped down from the Board in 2014 after providing valuable service, and to welcome Morten Friis and Ewen Stevenson, who have joined the Board.

It has been a privilege to serve as Chairman of RBS and I am confident that the Board and the many outstanding people in the bank will continue to work with dedication to restore the bank's standing.

Philip Hampton
Chairman

Chief Executive's message

This is my first letter to you since we launched a new strategy for RBS last year. It is a strategy that sets out to deliver one very simple aim. To make this a great bank for our customers; a bank that will earn back their trust, and in turn win more of their business.

It's a strategy that provides the fundamental building blocks to make RBS an attractive investment, a great place to work for our people, and a UK focused bank that the country can be proud of.

Last year we identified the areas we needed to improve in order to deliver our strategy - cost, complexity, capital, and trust from our customers. The energy and resolve of our people has resulted in significant progress on these, and we have delivered on the goals we set for 2014.

●
We said we would reduce waste and inefficiency and reorganise ourselves around the needs of our customers, moving from seven operating divisions to three customer businesses. This reorganisation is complete and we have removed £1.1 billion of cost from the business.

●
We outlined a programme to rationalise, simplify and bolster our operating systems and processes to make them less complex, more resilient and easier to use. Significant progress has been made in this area with our key services available to customers 99.96% of the time during 2014.

●
We set out a plan to place the bank on a sure capital footing targeting a CET1 ratio of 11% by the end of 2015, and 12% or greater by the end of 2016, so as to remove any doubts about our fundamental strength and stability. This capital plan is on track and we have reached our 2015 target one year ahead of schedule. This improvement was driven by a 52% reduction in risk-weighted assets in RCR.

●
We said we would undertake the biggest bank initial public offering in US history. Citizens Financial Group was successfully floated on the New York Stock Exchange. At the same time we substantially completed the orderly run-down and closure of our US asset-backed product business, removing £15 billion of risk-weighted assets from our balance sheet.

●
We made a commitment to fairness with our customers. We said that RBS would no longer compete with other banks in a number of areas and we would use less technical language that our customers find easier to understand. We stopped offering zero per cent balance transfers on credit cards that trap customers in spirals of ever increasing debt, we ended teaser rates that penalise existing customers, and we now explain all of our fees and charges on one side of A4 paper for both our personal and business customers.

As well as being a stronger, simpler and fairer bank, I said that we would also be a very different bank. No longer chasing global market share, but instead focusing squarely on our core strength, namely our home market places in the UK and the Republic of Ireland (RoI).

Our 2014 performance shows a strategy that is working. It demonstrates the forensic approach we have taken to evaluate our businesses against the returns they provide to shareholders. The strong execution against the targets we set now gives us a platform to go further, faster.

Chief Executive's message

Today, as well as a review of our current performance I will set out exactly what this bank will become, what we will do and what we will not do as we seek to improve shareholder value and secure our market leading positions. It involves an acceleration of our strategy to build on our domestic strengths and a further reshaping of our CIB business as we seek to address its unacceptable returns.

We have five ambitious new goals for the second year of our plan and new financial targets so that you, our shareholders, can hold us to account for our performance.

2014 financial performance
The earning power of our key customer businesses lies at the heart of the strong financial progress RBS made during 2014. What you can see from these results is that underneath all the noise of conduct, litigation and restructuring charges, we have strong performing customer businesses that are geared towards delivering sustainable returns for investors.

We made an operating profit of £3.5 billion in 2014, the highest since 2010 and a vast improvement on 2013. Great progress on cost reduction countered a fall in total income - which primarily reflected a smaller risk profile and lower income from trading activities in CIB - and led to an overall improvement in operating efficiency.

Our attributable loss of £3.5 billion, includes £1.3 billion of restructuring charges, £2.2 billion in litigation and conduct provisions, a £1.5 billion net deferred tax asset write-off, the initial £320 million dividend for the Dividend Access Share and a write-down of £4 billion anticipating the disposal of Citizens.

It is increasingly clear what is driving underlying performance at RBS - PBB and CPB. PBB and CPB are now more important to RBS's performance than at any time in the past decade. This year they generated 61% of our income, compared with c.37% for equivalent businesses in 2009. And they have been at the forefront of progress towards our goal of increased operating efficiency, reducing adjusted operating expense by 2.6% over the year whilst income was up 2.3%. ROEs of 17.5% and 11.9% respectively demonstrate their value to RBS today.

These franchises are also the custodians of our core strengths - serving the everyday banking needs of over 18 million personal and business customers in the UK and RoI, and helping these customers meet their ambitions. We're investing in these franchises with a view to exceeding customers' expectations and generating sustainable returns.

The performance of CIB reflects the big changes this business is going through, and the tough macro-economic conditions and increasingly high costs of regulation it faces. Income decreased alongside lower adjusted operating expenses as we reduced CIB's risk profile in accordance with our strategy, with restructuring, litigation and conduct costs pushing the business to an operating loss. But CIB has a strong customer franchise serving our leading UK and Western European clients; increasingly it is these clients we intend to focus on. I will set out later in this letter the steps we will take to do this.

Chief Executive's message

An overarching part of delivering sustainable returns is controlling operating costs. When I announced our cost target last year it was described by some as the most ambitious cost target in Europe. Well, through our drive across the bank for greater simplicity we have over-delivered, and surpassed our target of £1 billion of operating cost savings for the bank. With a cost:income ratio for the year of 68% on an adjusted basis, we are still behind our peers on cost efficiency; and there is work to do to fulfil our desire to take it below 50%. But we have a strong track record on delivery, and there is resolve across this bank to get this done.

I am very pleased with the progress we have made in 2014 against our stated objectives. While that progress is evident in the operating profit line of the results announced today, we are still posting an attributable loss to our shareholders. This is an accounting consequence of one of our 2014 achievements - the successful flotation of Citizens on the New York Stock Exchange.

Now the deconsolidation of Citizens is finally within sight, accounting rules require us to write it down to its estimated disposal value. This write-down substantially represents the goodwill previously attached to Citizens. While I realise that the headlines this generates are disappointing it is important to emphasise that this particular accounting loss does not change our regulatory capital or tangible net asset value.

Safety remains a cornerstone of our strategy
A core question for any bank seeking the trust of its customers is whether it's safe and strong and focused and able to support customers and the economy. The progress we have made should mean that it is no longer in any doubt. The CET1 ratio has improved by 260 basis points to 11.2% over the course of the year, up from 8.6% as at 31 December 2013. We reached our full year 2015 CET1 target of 11% one year ahead of schedule, and we are on track to achieve a revised CET1 target of 13%, which we have set in place for the period of the CIB restructuring.

We now have considerably more high quality capital than we had when the financial crisis hit and this bank was bailed out by the taxpayer. But we need to meet and exceed the expectations of the Prudential Regulation Authority (PRA) and of our shareholders and bondholders. Stress test results show it's not just how much capital you have, but how your balance sheet behaves under extreme economic scenarios.

This year our team in RBS Capital Resolution has managed to accelerate the removal of some of our most capital intensive assets, and we are on track to complete our 2014-2016 RCR run-down targets by the end of 2015, one year ahead of the original target we set for ourselves. Our capital strength will be bolstered further when Citizens Financial Group in the USA is deconsolidated from our balance sheet. This is also expected in 2015.

In 2015, we also plan to start a programme of issuing Basel III compliant Additional Tier 1 capital instruments.

Chief Executive's message

Conduct
It has taken far longer than anyone realised to root out all the past problems, practices and related fines, and we still have challenges on the horizon. We are changing the culture of this bank; our aim is that shareholders are not exposed to this scale of conduct risk again.

What you will have seen from me over the last year is the way I will be open and honest with you and our customers when dealing with these issues; the way we continue to approach FX is a good example of this. I will not hide. I will talk openly about the hurt this wrongdoing causes me and the many thousands of people within this bank. I will detail the things we are doing to put things right for our customers, and the challenge and change we are driving through the culture and conduct of our staff.

We are determined to learn the lessons from the wrongdoings of the past and ensure that those responsible are held to account.

Building on our strengths
I said this time last year that the days when global domination mattered more to RBS than great customer service are well and truly over. Well, we are not just talking about being a UK-centred bank; we are a UK-centred bank. 80% of our revenues are generated in the UK. At the time of the 2008 financial crisis this number was 48%. Seven years after the crisis we still have top 3 market positions in the following UK segments:
- large corporates and financial institutions (FIs);
- Sterling provider in wholesale banking;
- SME banking;
- Private banking;
- Financing for UK infrastructure projects; and
- Personal banking.

We are building on this strength to manage value for shareholders and deliver the most resilient future returns.

In last year's letter, I told you that where a business can't deliver value to our shareholders in a reasonable time period we will take decisive action. We have put international private banking activities(1) up for sale and we are now going further, faster in reshaping parts of our CIB business.

The investment bank was over-stretched both in range of product and geography. There was too much risk for too little return. Given the increasing regulatory requirements on this business, it was a strategy that now has little hope of delivering acceptable returns to shareholders.

Note:

(1)	Private banking and wealth management activities where the primary relationship management is conducted outside the British Isles.

Chief Executive's message

To be a number 1 bank means providing a full service offering to UK and Western European corporate and financial institution clients. It means providing a first class platform to process payments in the UK and Europe. And it means having the expertise to help customers raise finance on the debt capital markets and manage the high level risks they face. Serving customers in these areas is an undisputed area of strength for us - they are our core capabilities, and are essential to us providing a first class service. In addition, trading and distribution hubs in Singapore and the US will ensure the corridors of commerce remain open to allow our customers access to investors in those regions.

We plan to fully exit our Markets businesses in Central and Eastern Europe, the Middle East and Africa, and substantially reduce our presence in Asia Pacific and the US. We will exit our cash management services outside the UK and RoI. These businesses are not essential to our go-forward client franchise, and their standalone returns are not sufficient to justify an exception.

In doing so we will be free to grow and improve the services our customers value most. And by serving customers better this franchise can reinforce its competitive position and deliver sustainable returns above the cost of equity for our shareholders.

This is a plan for a smaller, more focused, but ultimately more valuable bank with the vast majority of its assets in the UK, and for RBS marks the end of the standalone global investment bank model.

What I have just outlined will require an enormous amount of effort from our people. And I do not for one second take that for granted. We have a proven track record of delivering change in our business.

A better bank for customers
Much has been written and discussed about the root causes of the financial crisis. For me it came down to one big problem - a failure to put the customers' interest at the heart of our business and its culture. For too long market share mattered more than customer care.

It is why over the last year our people have worked hard to embed this 'customer first' mentality into everything we do as a bank.

There are some concrete achievements we can call out for 2014 including: faster account opening times, a simplified product range and a clearer pricing structure. And we went against the rest of the industry and took a calculated risk by ending teaser rates, and we now offer our best rates to new and existing customers across our product range. We may have lost customers and income as a result, but we still believe that this was the right thing to do and will deliver long term value for shareholders.

I want to assure our customers that the positive changes we made in 2014 are not one-off. We strive to do better for our customers every day, and when we spot an opportunity to serve customers better, we will act. For example, customers shouldn't be penalised because they lose track of the date and are hit with an unexpected overdraft charge for the first time. And if we can do more to help customers through both the ups and downs in their finances, it is absolutely our responsibility to do so.

Chief Executive's message

But we recognise that these are chipping away at the edges, and more radical change is needed if we are to establish real upward momentum and achieve our targets. We have to be constantly asking ourselves what a really good bank for customers would look like, and to be constantly improving what we do to take us towards that goal. In our financial reporting we will include full details of the progress we have made as well as providing clear, independent measures of the bank's customer trust and advocacy scores.

We may have started from further back than some, but we are determined to reach our aspiration of being number 1 for customer service, trust and advocacy. It won't be easy, but I firmly believe it is doable.

A better bank for shareholders
Critical though it is that we build a bank that is safe, in capital strength, in structure and on behaviour, it must also be profitable.

There are good businesses within RBS that are capable of delivering real value to their customers. If we do that, our customers will be happy for us to make a fair and sustainable profit.

Without sustainable profitability we cannot ensure our future safety; profit is the best form of self-replenishing capital.

We remain acutely conscious of how much was invested to ensure our continued survival by our private shareholders and, critically, by the Government. As we reduce the tail risks our bank is exposed to, repair our overall profitability and reshape CIB we are creating the potential to build up excess capital, paving the way for distributions to the Government and other shareholders.

Our strategy envisages a capital benefit net of restructuring costs from 2016. We intend to return all capital to shareholders above a CET1 ratio of 13%. This capital return, which remains subject to regulatory approval at the time, will only be made once the significant legacy conduct hurdles are behind us. We see this as another important step towards repaying the support of our shareholders, including the UK tax payer.

2015 Goals and revised targets
I have set out in the table below five new ambitious business goals for the second year of our strategic plan to simplify and restructure this bank, achieving them will stand us in good stead to reach our goals. We have also published a revised set of financial and business targets. These are consistent with the other changes set out in this letter, and will enable you, our shareholders, to continue to track our progress and hold us to account.

Chief Executive's message

By 2019 RBS intends to be a low cost business focused on effective, efficient delivery for our customers. It will be a bank based in the UK and RoI, with a presence in Western Europe, the US and Singapore. It intends to be a bank with leading market positions in each of our chosen business areas, and a bank that can generate attractive returns for shareholders on a sustainable basis.

	Our long-term targets	Our 2015 goals
Strength and sustainability	CET1 ratio = 13% during the period of CIB restructuring	Reduce RWAs to <£300bn
Customer experience	No. 1 for service, trust and advocacy	Improve NPS in every UK franchise
Simplifying the bank	Cost: income ratio of <50%	Reduce costs by £800m(1)
Supporting growth	Leading market positions in every franchise	Lending growth in strategic segments ≥ nominal UK GDP growth
Employee engagement	Employee engagement index ≥ GFS norm(2)	Raise employee engagement index to within 8% of GFS norm(2)
Notes:

(1)	Excludes restructuring, conduct and litigation costs, intangible write-off charges as well as the operating costs of Citizens Financial Group and Williams & Glyn.
(2)	Global Financial Services (GFS) norm currently stands at 83%.

Conclusion
I would like to take this opportunity to thank our Chairman, Sir Philip Hampton, as he takes part in his final Annual Results with the bank. Philip joined in 2009 amid the global financial crisis and immediately brought a clear sense of purpose and direction for the bank at a time of incredible uncertainty, both for the UK and RBS. His dedication to making this a great bank for the country served him well through the tremendous, but positive, change that RBS has undergone during his tenure. I want to express my personal gratitude to Philip for guiding me during my first year as CEO, and playing a key role in implementing the strategy that will take us forward. There is still work to do, but Philip will leave on a positive note, with RBS firmly focussed on serving its customers, and shareholders.

What you see today is a bank on track and delivering on its plan. A bank that is determined to earn the trust of its customers every day. A bank that helps the smallest enterprises through to the largest companies grow and prosper. A bank that is determined to reward its shareholders for their support. And a bank that is able to deliver on our ambition to be number one for customer service and advocacy in the UK and RoI.

Customer

Building the number one bank for customer service, trust and advocacy in the UK
We use independent surveys to measure our customers' experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating 'extremely likely' and 0 indicating 'not at all likely'. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The Net Promoter Score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

In 2014, we have seen some positive NPS movements in some of our franchises and our plans for 2015 will help to gather momentum across the bank.

		Year end 2013	Year end 2014	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	5	6	9
	RBS (Scotland)(1)	-16	-13	-10
	Ulster Bank (Northern Ireland)(2)	-31	-24	-21
	Ulster Bank (Republic of Ireland)(2)	-20	-18	-15
Business Banking	NatWest (England & Wales)(3)	-11	-11	-7
	RBS (Scotland)(3)	-38	-23	-21
	Ulster Bank (Northern Ireland)(4)	-47	-44	-34
	Ulster Bank (Republic of Ireland)(4)	-21	-17	-15
Commercial Banking(5)		-1	12	15

Suitable measures for Private Banking and Corporate & Institutional Banking are in development.

Notes:
The only NPS improvements in 2014 that are statistically significant are for Business Banking (RBS Scotland) and Commercial Banking.

(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,511) RBS Scotland (547). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?"

(2)
Source: Coyne Research 12 month rolling data. Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".

(3)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. 12 month rolling data. Latest base sizes: NatWest England & Wales (529), RBS Scotland (399). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)
Source: PwC Business Banking Tracker. Question: "I would like you to continue thinking about your main business bank and the service they provide. Can you tell me how likely or unlikely would you be to do the following? Again please use a scale of 1 to 10, where 1 is very unlikely and 10 is very likely. How likely are you to recommend them to another business?"

(5)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (972). Weighted by region and turnover to be representative of businesses in Great Britain.

Customer

Customer trust
We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

		Year end 2013	Year end 2014	Year end 2015 target
Customer Trust(6)	NatWest (England & Wales)	35%	41%	46%
	RBS (Scotland)	-16%	2%	11%
(6)Source: Populus (2014) and PSB (2013). Latest quarter's data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest England & Wales (927), RBS Scotland (206).

The year-on-year improvement in RBS customer trust is largely a reversion to its longer-term trend: there were issues in late 2013 that impacted the bank's reputation and customer trust. There are early signs that customer trust in RBS is stabilising and starting to improve. NatWest has consistently performed competitively, and has shown early signs of improvement.

We will continue to aim for improvement through a secure, consistent and reliable service, and an unrelenting focus on our customers.

Improving Customer Service
In February 2014, we made a series of commitments to our RBS and NatWest customers.

Customer

Customer commitment	Progress
We will stop offering deals to new customers that we are not prepared to offer to our existing customers.	We now offer our best rates to new and existing customers across our product range. There is now no Personal Banking or Business Banking deal that is not available to existing customers.
We will also ban teaser rates, including zero per cent balance transfers in our credit card business.	We have banned teaser rates. We run a fair and transparent credit card business for our customers.
We will stop offering different rates to customers who apply online, in branch or by phoning our call centres.	Across our RBS and NatWest brands, pricing is consistent.
We will use simple language in our customer letters, on our websites and in our branches.
Customer letters and emails have been simplified for our personal and business customers so they are straightforward and transparent. We have reduced the number of pages on our personal banking website by over 60%. In branches we have fewer, shorter brochures making it easier for customers to find information.

By the end of 2014 we will cut in half the number of personal and SME products on offer.	We have reduced the number of Personal and SME products on offer by 50%. We are becoming a smaller, simpler bank to do business with.
We will improve the clarity of our language to customers. By the end of 2014 we will be able to explain all of our personal and SME charges on one side of A4.
Fees and charges are explained on one side of A4 for both our personal and business customers and will be communicated via our internet sites by the end of February 2015. We have a duty to our customers to provide a straightforward breakdown of all charges.

We will speed up our account opening process for personal customers. We will cut how long it takes to open a personal current account from five days to next day.	All customers applying for a personal current account who have the required ID and pass our fraud and credit checks can now open their account the next working day.
We will also improve the process to open a personal current account online so customers can upload their identification, such as their passport, and open their entire account from home.
All customers applying for a personal current account who have the required ID and pass our fraud and credit checks can complete their application online and, where required, are able to upload key ID documents from home.

Customer

Customer commitment	Progress
By the end of 2014, customers will have access to Mobile Banking and Online Banking within one day.	All Personal and Business Banking customers now have access to online banking by the next working day. Existing customers with a debit card now have access to mobile banking the next working day.
We will put Business Bankers back on the high street. We will have hundreds of Business Bankers help small business people open accounts, apply for loans and get the help they need.
82% of Business Banking frontline staff are immediately above/next to our branches. This equates to 1,335 Business Banking specialists in branch today. We are simplifying processes so that Business Bankers can spend more time with customers, providing help and advice in branch or via telephone.

We will start making small business lending decisions in five days.
We are processing lending decisions quicker. In almost all cases, lending decisions are made and communicated to the customer in five days or less with two-thirds of business lending decisions made locally and/or by sector specialists.

Summary consolidated income statement
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Net interest income	11,274	10,992	2,915	2,863	2,767
Non-interest income	6,923	8,450	945	1,496	1,173

Total income	18,197	19,442	3,860	4,359	3,940
Operating expenses	(15,849)	(18,510)	(4,858)	(3,883)	(6,881)

Profit/(loss) before impairment losses	2,348	932	(998)	476	(2,941)
Impairment releases/(losses)	1,155	(8,432)	623	801	(5,112)

Operating profit/(loss) (1)	3,503	(7,500)	(375)	1,277	(8,053)
Own credit adjustments	(146)	(120)	(144)	49	-
Gain on redemption of own debt	20	175	-	-	(29)
Write down of goodwill	(130)	(1,059)	-	-	(1,059)
Strategic disposals	191	161	-	-	168
Citizens discontinued operations	(771)	(606)	(175)	(170)	(104)
RFS Holdings minority interest	(24)	100	11	(56)	(10)

Operating profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)
Tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403

Profit/(loss) from continuing operations	734	(9,035)	(1,723)	823	(8,684)

(Loss)/profit from discontinued operations, net of tax
- Citizens (2)	(3,486)	410	(3,885)	114	78
- Other	41	148	3	3	15

(Loss)/profit from discontinued operations, net of tax	(3,445)	558	(3,882)	117	93

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)
Non-controlling interests	(60)	(120)	(71)	53	3
Other owners' dividends	(379)	(398)	(115)	(97)	(114)
Dividend access share	(320)	-	-	-	-

(Loss)/profit attributable to ordinary
and B shareholders	(3,470)	(8,995)	(5,791)	896	(8,702)

Memo:

Operating expenses - adjusted (3)	(12,398)	(14,010)	(3,131)	(2,923)	(3,826)
Operating profit/(loss) - adjusted (3)	6,954	(3,000)	1,352	2,237	(4,998)

Year ended			Quarter ended
31 December	31 December		31 December	30 September	31 December
Key metrics and ratios	2014	2013	2014	2014	2013

Net interest margin	2.23%	2.01%	2.32%	2.26%	2.08%
Cost:income ratio	87%	95%	126%	89%	175%
- adjusted (3)	68%	72%	81%	67%	97%
Earnings/(loss) per share from continuing operations (4)
- basic	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)
- adjusted (5)	0.8p	(77.7p)	(15.1p)	6.5p	(69.9p)
Return on tangible equity (6)	(8.0%)	(18.7%)	(49.6%)	8.2%	(76.3%)
Average tangible equity (6)	43,357	48,179	46,720	43,536	45,640
Average number of ordinary shares and equivalent B
shares outstanding during the period (millions)	11,356	11,196	11,422	11,384	11,256

Notes:

(1)
Operating profit/(loss) before tax, own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals and RFS MI, and includes the results of Citizens, which is classified as a discontinued operation.

(2)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss provision for CFG on transfer to disposal groups, certain Citizens related activities in Central items and related one-off and other items.

(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Refer to Note 10 on page 90.
(5)	Adjusted earnings excludes own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals and RFS MI.
(6)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Details of other comprehensive income are provided on page 69.

Summary consolidated balance sheet at 31 December 2014

	31 December	30 September	31 December
	2014	2014	2013
	£m	£m	£m

Cash and balances at central banks	74,872	67,900	82,659
Net loans and advances to banks (1,2)	23,027	29,090	27,555
Net loans and advances to customers (1,2)	334,251	392,969	390,825
Reverse repurchase agreements and stock borrowing	64,695	75,491	76,413
Debt securities and equity shares	92,284	115,078	122,410
Intangible assets	7,781	12,454	12,368
Assets of disposal groups (3)	82,011	1,153	3,017
Other assets	18,252	37,954	24,592

Funded assets	697,173	732,089	739,839
Derivatives	353,590	314,021	288,039

Total assets	1,050,763	1,046,110	1,027,878

Bank deposits (2,4)	35,806	38,986	35,329
Customer deposits (2,4)	354,288	405,367	414,396
Repurchase agreements and stock lending	62,210	75,101	85,134
Debt securities in issue	50,280	53,487	67,819
Subordinated liabilities	22,905	24,412	24,012
Derivatives	349,805	310,361	285,526
Liabilities of disposal groups (3)	71,320	272	3,378
Other liabilities	43,957	73,286	53,069

Total liabilities	990,571	981,272	968,663
Non-controlling interests	2,946	2,747	473
Owners' equity	57,246	62,091	58,742

Total liabilities and equity	1,050,763	1,046,110	1,027,878

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Primarily Citizens at 31 December 2014 - refer to Note 12 on page 97.
(4)	Excludes repurchase agreements and stock lending.

	31 December	30 September	31 December
Key metrics and ratios	2014	2014	2013

Tangible net asset value per ordinary and B share (1)	387p	388p	363p
Tangible equity (2)	£44,368m	£44,345m	£41,082m
Common Equity Tier 1 ratio	11.2%	10.8%	8.6%
Risk-weighted assets (3)	£355.9bn	£381.7bn	£429.1bn
Loan:deposit ratio (4)	95%	97%	94%
Short-term wholesale funding (5)	£28bn	£31bn	£32bn
Wholesale funding (5)	£90bn	£94bn	£108bn
Liquidity portfolio	£151bn	£143bn	£146bn
Liquidity coverage ratio (6)	112%	102%	102%
Net stable funding ratio (7)	121%	111%	120%
Number of ordinary shares and equivalent B shares in issue (millions) (8)	11,466	11,421	11,303

Notes:

(1)	Tangible net asset value per ordinary and B share represents tangible equity divided by the number of ordinary shares and equivalent B shares in issue.
(2)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.
(3)	Risk-weighted assets for all periods are based on a Basel III basis.
(4)	Includes disposal groups.
(5)	Excludes derivative collateral.
(6)
In January 2013, the Basel Committee on Banking Supervision (BCBS) issued its revised final guidance for calculating the liquidity coverage ratio (LCR) with a proposed implementation timeline of 1 January 2015. Within the EU, the LCR is currently expected to come into effect from the later date of 1 October 2015 on a phased basis; subject to the finalisation of the EU Delegated Act, which RBS expects to replace the current Prudential Regulation Authority (PRA) regime. Pending guidance from the PRA, RBS monitors the LCR based on the EU Delegated Act, and its internal interpretations of the rules. Consequently, RBS's ratio may change over time and may not be comparable with those of other financial institutions.

(7)
BCBS issued its final recommendations for the implementation of net stable funding ratio (NSFR) in October 2014, proposing an implementation date of 1 January 2018. Pending further guidelines from the EU and the PRA, RBS uses definitions and proposals from the BCBS paper, and internal interpretations, to calculate the NSFR. Consequently, RBS's ratio may change over time and may not be comparable with those of other financial institutions.

(8)	Includes 28 million Treasury shares (30 September 2014 - 33 million; 31 December 2013 - 34 million).

Key points
FY 2014 performance

●
Loss attributable to ordinary and B shareholders was £3,470 million, compared with a loss of £8,995 million in 2013. The result included a loss from discontinued operations of £3,445 million, which reflected an accounting write-down of £3,994 million taken in relation to Citizens, which has been written down to fair value less costs to sell as a consequence of it being reclassified as 'held-for-sale' in the statutory results. This write-down does not affect RBS's capital position.

●
The tax charge included a net write-off of deferred tax assets of £1.5 billion relating to the UK (£850 million) and the US (£775 million), reflecting the impact of the decision to scale back the CIB operations. This was partially offset by write-backs relating to Ulster Bank.

●
Operating profit improved to £3,503 million for 2014 compared with an operating loss of £7,500 million in 2013, benefiting from improved operating results in core businesses together with significant impairment releases in Ulster Bank and RCR.

●
Restructuring costs of £1,257 million were up 92% from 2013 but conduct and litigation costs were 43% lower at £2,194 million and included charges relating to foreign exchange trading, Payment Protection Insurance (PPI), customer redress associated with interest rate hedging products, IT incident in 2012 and other costs including packaged accounts and investment products. Excluding restructuring, conduct and litigation costs, operating profit was £6,954 million, compared with a loss of £3,000 million in 2013.

●
Income totalled £18,197 million, down 6% from 2013, with improvements in net interest income in PBB and CPB offset by lower income from trading activities in CIB, in line with its smaller balance sheet and reduced risk profile. Net interest margin was 2.23%, up from 2.01% in 2013, with improved liability margins partially offset by pressure on mortgage and corporate lending margins and by the continuing shift in mix towards lower margin secured lending.

●
Operating expenses, excluding restructuring, conduct and litigation costs, were down £1,612 million or 12%. Adjusting for currency movements and intangible assets write-offs, cost savings totalled £1.1 billion, in excess of the bank's £1 billion target for the year.

●
Net impairment releases of £1,155 million were recorded in 2014 compared with impairment losses of £8,432 million in 2013, which included £4,490 million of charges recognised in connection with the creation of RCR. Provision releases arose principally in Ulster Bank and in the Irish portfolios managed by RCR, which benefited from improving Irish economic and property market conditions and proactive debt management.

●	Statutory operating profit before tax was £2,643 million compared with an operating loss of £8,849 million in 2013.

●
Tangible net asset value per ordinary and B share was 387p at 31 December 2014 compared with 363p at end 2013. Positive movements in cash flow hedge reserves (+9p) and available-for-sale reserves (+5p) were offset by the attributable loss for the year (-30p). The attributable loss is adjusted for a loss provision attributed to Citizens' intangible assets (+35p) and goodwill and other intangible assets (+5p).

Q4 2014 performance

●
Loss attributable to ordinary and B shareholders was £5,791 million, compared with a profit of £896 million in Q3 2014 and a loss of £8,702 million in Q4 2013. The Q4 2014 loss was driven by the write-downs of Citizens and deferred tax assets, higher restructuring, litigation and conduct costs.

●
An operating loss of £375 million was recorded compared with a profit of £1,277 million in Q3 2014, with lower net impairment releases and significantly higher restructuring, conduct and litigation costs than in Q3, together with weak income in CIB. The improvement compared with a loss of £8,053 million in Q4 2013 was due to lower impairments and litigation and conduct charges.

Key points
Q4 2014 performance (continued)

●
Restructuring costs were £383 million higher at £563 million while conduct and litigation costs were 49% higher than in Q3 at £1,164 million and included PPI, charges relating to foreign exchange trading, interest rate hedging products redress and other costs including provisions relating to packaged accounts and investment products. Excluding restructuring, conduct and litigation costs, operating profit was £1,352 million, £885 million lower than in Q3 but a substantial improvement from the loss of £4,998 million recorded in Q4 2013.

●
Total income was 2% lower than in Q4 2013, with increases of 2% in PBB and 1% in CPB more than offset by a disappointing performance in CIB together with a loss in Centre relating to IFRS volatility of £323 million and trading activity losses of £207 million in RCR.

●	Operating expenses, excluding restructuring, conduct and litigation costs, were up 7% from Q3 2014, reflecting a charge of £250 million for the UK bank levy.

●	Net impairment releases totalled £623 million, slightly lower than in Q3 2014. Underlying bad debt flow remained low.

●
Tangible net asset value per ordinary and B share was 387p at 31 December 2014 compared with 388p at 30 September 2014. Positive movements in cash flow hedge reserves (+6p), foreign exchange reserves (+3p) and other reserve movements (+3p) were offset by the attributable loss for the period (-51p). The attributable loss is adjusted for a loss provision attributed to Citizens' intangible assets (+35p) and goodwill and other intangible assets (+3p).

Balance sheet and capital
●
Funded assets totalled £697 billion at 31 December 2014, down £35 billion in the quarter and £43 billion over the course of the year, principally reflecting continued risk and balance sheet reduction in CIB and disposals and run-off in RCR.

●
Including Citizens, which has been reclassified to disposal groups, net loans and advances to customers totalled £394 billion at the end of 2014, up £3.0 billion from the end of 2013, despite a significant reduction in RCR.

	○	UK PBB lending rose by £2 billion, with net new mortgage lending of £3.9 billion partially offset by reduced unsecured balances.
	○	Commercial Banking balances rose by £1 billion, with a planned reduction in real estate finance offset by good growth in lending to other sectors.
	○	Gross new lending to SMEs totalled £10.3 billion, exceeding RBS's £9.3 billion target by 10%.
	○	Total net lending flows reported within the scope of the Funding for Lending Scheme were minus £2.28 billion in Q4 2014, of which net lending to SMEs was minus £567 million.

●	Including Citizens, which has been reclassified to disposal groups, customer deposits totalled £415 billion at the end of 2014, up £0.4 billion from the end of 2013.

●
RWAs declined to £356 billion from £429 billion at the end of 2013, primarily driven by risk and balance sheet reduction in CIB coupled with disposals and run-off in RCR. This contributed to the strengthening of the bank's capital ratios, with the CET1 ratio strengthening by 260 basis points to 11.2% at the end of 2014 compared with 8.6% at the end of 2013.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Net interest income	£m	£m	£m	£m	£m

Net interest income	11,274	10,992	2,915	2,863	2,767

Average interest-earning assets
- RBS	502,830	543,881	495,546	501,383	523,946
- Personal & Business Banking	155,352	159,159	156,002	155,818	157,838
- Commercial & Private Banking	93,256	93,115	93,184	93,021	92,264
- Citizens Financial Group	69,895	64,935	74,302	69,520	64,336

Net interest margin (1,2)
- RBS	2.23%	2.01%	2.32%	2.26%	2.08%
- Personal & Business Banking	3.42%	3.21%	3.46%	3.47%	3.30%
- Commercial & Private Banking	2.93%	2.81%	2.96%	2.96%	2.95%
- Citizens Financial Group	2.88%	2.91%	2.86%	2.82%	2.91%

Notes:

For the purposes of net interest margin calculations the following adjustments have been made.
(1)
Net interest income has been decreased by £47 million in 2014 (2013 - £79 million) and by £12 million in Q4 2014 (Q3 2014 - £7 million; Q4 2013 - £22 million) in respect of interest on financial assets and liabilities designated as at fair value through profit or loss.

(2)	Net interest income has been decreased by £7 million in the year ended 31 December 2013 in respect of non-recurring adjustments.

Key points

2014 compared with 2013

•
Net interest income increased by 3% to £11,274 million with improvements in deposit margins in PBB and CPB supported by a larger balance sheet in CFG through purchased portfolios, increased investments and organic growth.

•	Net interest margin (NIM) increased by 22 basis points to 2.23%, supported by deposit re-pricing in PBB and CPB. CFG's NIM remained broadly stable.
Q4 2014 compared with Q3 2014

•	Net interest income increased by 2% to £2,915 million supported by higher lending in CFG.

•	NIM increased by 6 basis points to 2.32%, with improvements in UK PBB, CFG and RCR. CPB's NIM remained stable.
Q4 2014 compared with Q4 2013

•	Net interest income increased by 5% to £2,915 million supported by improvements in deposit margins in UK PBB, and CFG's balance sheet growth.

•	NIM increased by 24 basis points to 2.32% benefitting from deposit re-pricing in UK PBB and Private Banking.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	4,248	4,518	1,036	1,094	1,126
Income/(loss) from trading activities	1,422	2,651	(295)	235	162
Other operating income	1,253	1,281	204	167	(115)

Total non-interest income	6,923	8,450	945	1,496	1,173

Key points

2014 compared with 2013

•	Non-interest income declined by £1,527 million or 18%, principally reflecting a 46% reduction in income from trading activities in line with CIB's smaller balance sheet and reduced risk profile.

•	A net gain of £170 million ($283 million) was recorded on CFG's sale of its Illinois branch network in Q2 2014.

•	Gains on the disposal of available-for-sale securities in RBS Treasury were down £575 million to £149 million for 2014.

Q4 2014 compared with Q3 2014

•	Non-interest income declined by £551 million or 37%, principally reflecting lower income in RCR and CIB and higher risk management costs.
Q4 2014 compared with Q4 2013

•
Non-interest income declined by £228 million or 19% primarily due to lower income from trading activities, reflecting risk and balance sheet reductions in CIB and weaker trading performance in Rates and Credit.

•	Gains on the disposal of available-for-sale securities in RBS Treasury were down £108 million to £6 million.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	6,406	6,882	1,455	1,611	1,539
Premises and equipment	2,094	2,233	525	490	614
Other	2,635	3,147	827	516	985
Restructuring costs*	1,257	656	563	180	180
Litigation and conduct costs	2,194	3,844	1,164	780	2,875

Administrative expenses	14,586	16,762	4,534	3,577	6,193
Depreciation and amortisation	1,107	1,404	250	306	344
Write down of intangible assets	156	344	74	-	344

Operating expenses	15,849	18,510	4,858	3,883	6,881

Memo item
Adjusted operating expenses (1)	12,398	14,010	3,131	2,923	3,826

*Restructuring costs comprise:
- staff expenses	409	280	134	79	1
- premises and equipment	280	115	31	53	86
- other	568	261	398	48	93

Restructuring costs	1,257	656	563	180	180

Staff costs as a % of total income (1)	35%	35%	38%	37%	39%
Cost:income ratio	87%	95%	126%	89%	175%
Cost:income ratio - adjusted (1)	68%	72%	81%	67%	97%
Employee numbers (FTE - thousands)	108.7	118.6	108.7	110.8	118.6
Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Key points

2014 compared with 2013

•
Operating expenses decreased by £2,661 million or 14% to £15,849 million. Adjusted operating expenses declined by £1,612 million or 12% to £12,398 million. Excluding the impact of foreign exchange movements and intangible assets write-offs, adjusted operating expenses reduced by £1.1 billion, exceeding the bank's £1 billion cost saving target.

•	Staff expenses declined by 7%, and by 1% on a per capita basis against average full time employees(1).
•
Litigation and conducts costs totalled £2,194 million compared with £3,844 million in 2013. This included additional provisions for PPI redress (£650 million) in PBB, provisions relating to investigations into the foreign exchange market (£720 million) in CIB, Interest Rate Hedging Product redress (£185 million), the fine relating to the 2012 IT incident (£59 million) booked in Centre and other costs (£580 million) including provisions relating to packaged accounts and investment products.

•	Restructuring costs increased by £601 million to £1,257 million, including £378 million in relation to Williams & Glyn and a £247 million write-off of intangible IT assets.
Note:

(1)	Average full time employees, rounded to the nearest hundred, for continuing operations was 95,600 (2013 - 102,000).

Analysis of results

Key points (continued)

Q4 2014 compared with Q3 2014

•
Operating expenses increased by £975 million or 25% to £4,858 million. Litigation and conduct costs were up 49% to £1,164 million and included provisions for PPI redress (£400 million), provisions relating to investigations into the foreign exchange market (£320 million), Interest Rate Hedging Product redress (£85 million) and other costs (£359 million) including provisions relating to certain packaged accounts and investment products. Adjusted operating expenses increased by £208 million or 7% to £3,131 million primarily reflecting a UK bank levy charge of £250 million. Restructuring costs increased by £383 million to £563 million, including a £247 million write-off of intangible assets and £174 million in relation to Williams & Glyn.

Q4 2014 compared with Q4 2013

•
Operating expenses decreased by £2,023 million or 29%. Litigation and conduct costs were down 60% to £1,164 million and included provisions for PPI redress (£400 million), provisions relating to investigations into the foreign exchange market (£320 million), Interest Rate Hedging Product redress (£85 million) and other costs (£359 million). Adjusted operating expenses decreased by £695 million or 18% primarily reflecting reductions in operating expenses across a number of businesses, principally CIB.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loans	(1,170)	8,412	(638)	(803)	5,131
Securities	15	20	15	2	(19)

Total impairment (releases)/losses	(1,155)	8,432	(623)	(801)	5,112

Loan impairment (releases)/losses
- individually assessed	(799)	6,919	(502)	(410)	4,867
- collectively assessed	315	1,464	(85)	52	443
- latent	(676)	44	(51)	(445)	(173)

Customer loans	(1,160)	8,427	(638)	(803)	5,137
Bank loans	(10)	(15)	-	-	(6)

Loan impairment (releases)/losses	(1,170)	8,412	(638)	(803)	5,131

RBS excluding RCR/Non-Core	150	3,766	53	(193)	1,924
RCR	(1,320)	n/a	(691)	(610)	n/a
Non-Core	n/a	4,646	n/a	n/a	3,207

RBS	(1,170)	8,412	(638)	(803)	5,131

Customer loan impairment (releases)/charge
as a % of gross loans and advances (1)
RBS	(0.3%)	2.0%	(0.6%)	(0.8%)	4.9%
RBS excluding RCR/Non-Core	-	1.0%	0.1%	(0.2%)	2.0%
RCR	(6.0%)	n/a	(12.6%)	(9.5%)	n/a
Non-Core	n/a	12.8%	n/a	n/a	35.3%

	31 December	30 September	31 December
	2014	2014	2013

Loan impairment provisions
- RBS	£18.0bn	£20.0bn	£25.2bn
- RBS excluding RCR/Non-Core	£7.1bn	£7.4bn	£11.4bn
- RCR	£10.9bn	£12.6bn	n/a
- Non-Core	n/a	n/a	£13.8bn
Risk elements in lending
- RBS	£28.2bn	£30.5bn	£39.4bn
- RBS excluding RCR/Non-Core	£12.8bn	£13.1bn	£20.4bn
- RCR	£15.4bn	£17.4bn	n/a
- Non-Core	n/a	n/a	£19.0bn
Provisions as a % of REIL
- RBS	64%	66%	64%
- RBS excluding RCR/Non-Core	55%	57%	56%
- RCR	71%	72%	n/a
- Non-Core	n/a	n/a	73%
REIL as a % of gross customer loans
- RBS	6.8%	7.4%	9.4%
- RBS excluding RCR/Non-Core	3.3%	3.4%	5.3%
- RCR	70.3%	67.6%	n/a
- Non-Core	n/a	n/a	51.8%
Note:

(1)	Excludes reverse repurchase agreements and includes disposals groups.

Analysis of results

Key points

2014 compared with 2013

•
Net impairment releases of £1,155 million were recorded in 2014 compared with a net impairment charge of £8,432 million in the prior year, which included £4,490 million provisions related to the creation of RCR. Releases were recorded principally in RCR (£1,306 million) and in Ulster Bank (£365 million), which benefited from favourable economic and market conditions, supported by rising Irish property values and proactive debt management. Excluding these releases, the underlying charge was low at just over £500 million.

Q4 2014 compared with Q3 2014

•	Net impairment releases totalled £623 million, down £178 million, again principally in RCR and Ulster Bank. Underlying bad debt flows remained low.
Q4 2014 compared with Q4 2013

•	Net impairment releases totalled £623 million compared with a net impairment charge of £5,112 million in Q4 2013, which included £4,290 million related to the creation of RCR.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis (1)
	31 December	30 September	31 December	31 December	30 September	31 December
	2014	2014	2013 (2)	2014	2014	2013 (2)
Risk asset ratios	%	%	%	%	%	%

CET1	11.2	10.8	8.6	11.1	10.8	8.6
Tier 1	11.2	10.8	8.6	13.2	12.7	10.3
Total	13.7	13.1	10.6	17.1	16.3	13.6

Capital	£bn	£bn	£bn	£bn	£bn	£bn

Tangible equity	44.4	44.3	41.1	44.4	44.1	41.1
Expected loss less impairment provisions	(1.5)	(1.6)	(1.7)	(1.5)	(1.6)	(1.7)
Prudential valuation adjustment (PVA)	(0.4)	(0.4)	(0.8)	(0.4)	(0.4)	(0.8)
Deferred tax assets	(1.2)	(1.6)	(2.3)	(1.2)	(1.6)	(2.3)
Own credit adjustments	0.5	0.6	0.6	0.5	0.6	0.6
Pension fund assets	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Other deductions	(1.7)	0.1	0.1	(2.0)	0.2	0.1

Total deductions	(4.5)	(3.1)	(4.3)	(4.8)	(3.0)	(4.3)
CET1 capital	39.9	41.2	36.8	39.6	41.1	36.8
AT1 capital	-	-	-	7.5	7.5	7.5
Tier 1 capital	39.9	41.2	36.8	47.1	48.6	44.3
Tier 2 capital	8.7	8.8	8.7	13.6	13.6	13.9

Total regulatory capital	48.6	50.0	45.5	60.7	62.2	58.2

Risk-weighted assets	£bn	£bn	£bn	£bn	£bn	£bn

Credit risk
- non-counterparty	264.7	277.0	317.9	264.7	277.0	317.9
- counterparty	30.4	38.2	39.1	30.4	38.2	39.1
Market risk	24.0	29.7	30.3	24.0	29.7	30.3
Operational risk	36.8	36.8	41.8	36.8	36.8	41.8

Total RWAs	355.9	381.7	429.1	355.9	381.7	429.1

Leverage (3)	£bn	£bn	£bn

Derivatives	354.0	314.0	288.0
Loans and advances	419.6	422.1	418.4
Reverse repos	64.7	75.5	76.4
Other assets	212.5	234.5	245.1

Total assets	1,050.8	1,046.1	1,027.9
Derivatives
- netting	(330.9)	(254.5)	(227.3)
- potential future exposures	98.8	106.2	128.0
Securities financing transactions gross up	25.0	72.9	59.8
Weighted undrawn commitments	96.4	98.7	100.2
Regulatory deductions and other
adjustments	(0.6)	(1.4)	(6.6)

Leverage exposure	939.5	1,068.0	1,082.0

Leverage ratio %	4.2	3.9	3.4
Notes:

(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Estimated.
(3)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.

Analysis of results

Key points
31 December 2014 compared with 30 September 2014

•	The end-point CRR CET1 ratio improved to 11.2% from 10.8%, driven by continuing risk and balance sheet reduction in CIB and the success of RCR's capital release strategy.

•
RWAs decreased by £25.8 billion in the quarter to £355.9 billion. The reductions were achieved principally in CIB (down £16.1 billion), RCR (down £8.6 billion) and UK PBB (down £1.9 billion). These were partially offset by a £4.0 billion increase in CFG which was partly due to the strengthening of the US dollar.

31 December 2014 compared with 31 December 2013

•
The end-point CRR CET1 ratio improved to 11.2% from 8.6%, driven by continuing reduction in RWAs coupled with retained earnings after adjusting for CFG loss provision attributed to intangible assets and a deferred tax write down.

•
RWAs decreased by £73.2 billion in the year to £355.9 billion. The decrease was principally in CIB (down £40.0 billion), RCR (down £24.7 billion), UK PBB (down £6.9 billion) and Ulster Bank (down £4.4 billion) and included risk and business reductions and improvements in credit metrics. These were partially offset by an increase in CFG (up £7.8 billion) which was partly due to the strengthening of the US dollar.

•	The leverage ratio improved by 80 basis points to 4.2% reflecting both increased CET1 capital and reduced leverage exposure driven by lower funded assets and higher derivatives netting.

•	Full implementation of the 2014 Basel III leverage ratio framework, particularly on securities financing transactions, also contributed to the leverage exposure reduction.

Refer to Appendix 1 for further details on capital and leverage.

Current period segment performance

The tables on pages 29 and 30 summarise the results and key metrics for each operating segment and franchise for the year and quarter ended 31 December 2014. Comparative period data are detailed in Appendix 3.

	Year ended 31 December 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,683	636	5,319	2,041	691	2,732	817	440	2,013	(47)	11,274
Non-interest income	1,354	194	1,548	1,169	391	1,560	3,132	(477)	1,068	92	6,923

Total income	6,037	830	6,867	3,210	1,082	4,292	3,949	(37)	3,081	45	18,197

Direct expenses
- staff costs	(892)	(247)	(1,139)	(508)	(317)	(825)	(729)	(2,516)	(1,030)	(167)	(6,406)
- other costs	(380)	(74)	(454)	(249)	(72)	(321)	(400)	(3,742)	(990)	(85)	(5,992)
Indirect expenses	(2,027)	(265)	(2,292)	(882)	(439)	(1,321)	(2,432)	6,149	-	(104)	-
Restructuring costs
- direct	(10)	8	(2)	(40)	(8)	(48)	(93)	(1,011)	(103)	-	(1,257)
- indirect	(92)	(30)	(122)	(53)	(10)	(63)	(202)	394	-	(7)	-
Litigation and conduct costs	(918)	19	(899)	(112)	(90)	(202)	(994)	(99)	-	-	(2,194)

Operating expenses	(4,319)	(589)	(4,908)	(1,844)	(936)	(2,780)	(4,850)	(825)	(2,123)	(363)	(15,849)

Profit/(loss) before impairment losses	1,718	241	1,959	1,366	146	1,512	(901)	(862)	958	(318)	2,348
Impairment (losses)/releases	(268)	365	97	(76)	4	(72)	9	12	(197)	1,306	1,155

Operating profit/(loss)	1,450	606	2,056	1,290	150	1,440	(892)	(850)	761	988	3,503

Additional information
Operating expenses - adjusted (£m) (2)	(3,299)	(586)	(3,885)	(1,639)	(828)	(2,467)	(3,561)	(109)	(2,020)	(356)	(12,398)
Operating profit/(loss) - adjusted (£m) (2)	2,470	609	3,079	1,495	258	1,753	397	(134)	864	995	6,954
Return on equity (3)	19.4%	16.1%	17.5%	12.6%	7.8%	11.9%	(4.2%)	nm	6.6%	nm	(8.0%)
Return on equity - adjusted (2,3)	33.1%	16.2%	26.2%	14.6%	13.4%	14.4%	1.9%	nm	7.5%	nm	(1.3%)
Cost:income ratio	72%	71%	71%	57%	87%	65%	123%	nm	69%	nm	87%
Cost:income ratio - adjusted (2)	55%	71%	57%	51%	77%	57%	90%	nm	66%	nm	68%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8
Risk-weighted assets (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9
Employee numbers (FTEs - thousands)	24.8	4.4	29.2	6.2	3.4	9.6	3.7	48.1	17.4	0.7	108.7

nm = not meaningful

Current period segment performance

	Quarter ended 31 December 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,209	150	1,359	521	175	696	222	128	533	(23)	2,915
Non-interest income	323	54	377	310	92	402	469	(374)	233	(162)	945

Total income	1,532	204	1,736	831	267	1,098	691	(246)	766	(185)	3,860

Direct expenses
- staff costs	(220)	(65)	(285)	(118)	(78)	(196)	(63)	(607)	(263)	(41)	(1,455)
- other costs	(82)	(19)	(101)	(73)	(21)	(94)	(100)	(1,094)	(258)	(29)	(1,676)
Indirect expenses	(564)	(78)	(642)	(284)	(129)	(413)	(659)	1,739	-	(25)	-
Restructuring costs
- direct	(2)	-	(2)	-	(6)	(6)	(49)	(485)	(21)	-	(563)
- indirect	(16)	4	(12)	(13)	(2)	(15)	(39)	69	-	(3)	-
Litigation and conduct costs	(650)	19	(631)	(62)	(90)	(152)	(382)	1	-	-	(1,164)

Operating expenses	(1,534)	(139)	(1,673)	(550)	(326)	(876)	(1,292)	(377)	(542)	(98)	(4,858)

Profit/(loss) before impairment losses	(2)	65	63	281	(59)	222	(601)	(623)	224	(283)	(998)
Impairment (losses)/releases	(41)	104	63	(33)	-	(33)	(42)	1	(47)	681	623

Operating profit/(loss)	(43)	169	126	248	(59)	189	(643)	(622)	177	398	(375)

Additional information
Operating expenses - adjusted (£m) (2)	(866)	(162)	(1,028)	(475)	(228)	(703)	(822)	38	(521)	(95)	(3,131)
Operating profit/(loss) - adjusted (£m) (2)	625	146	771	323	39	362	(173)	(207)	198	401	1,352
Return on equity (3)	(2.5%)	20.1%	4.7%	9.6%	(12.5%)	6.2%	(13.6%)	nm	5.7%	nm	(49.6%)
Return on equity - adjusted (2,3)	35.7%	17.3%	28.5%	12.5%	8.2%	11.8%	(3.7%)	nm	6.4%	nm	(37.3%)
Cost:income ratio	100%	68%	96%	66%	122%	80%	187%	nm	71%	nm	126%
Cost:income ratio - adjusted (2)	57%	79%	59%	57%	85%	64%	119%	nm	68%	nm	81%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8
Risk-weighted assets (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9
Employee numbers (FTEs - thousands)	24.8	4.4	29.2	6.2	3.4	9.6	3.7	48.1	17.4	0.7	108.7

nm = not meaningful

For the notes to this table refer to Appendix 3.

UK Personal & Business Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	4,683	4,490	1,209	1,198	1,149

Net fees and commissions	1,287	1,309	315	335	341
Other non-interest income	67	14	8	10	4

Non-interest income	1,354	1,323	323	345	345

Total income	6,037	5,813	1,532	1,543	1,494

Direct expenses
- staff costs	(892)	(928)	(220)	(223)	(230)
- other costs	(380)	(524)	(82)	(78)	(203)
Indirect expenses	(2,027)	(1,954)	(564)	(481)	(519)
Restructuring costs
- direct	(10)	(118)	(2)	(2)	(27)
- indirect	(92)	(109)	(16)	(63)	(41)
Litigation and conduct costs	(918)	(860)	(650)	(118)	(450)

Operating expenses	(4,319)	(4,493)	(1,534)	(965)	(1,470)

Profit before impairment losses	1,718	1,320	(2)	578	24
Impairment losses	(268)	(501)	(41)	(79)	(107)

Operating profit/(loss)	1,450	819	(43)	499	(83)

Operating expenses - adjusted (1)	(3,299)	(3,406)	(866)	(782)	(952)

Operating profit - adjusted (1)	2,470	1,906	625	682	435

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	920	923	222	231	247
Personal deposits	706	468	210	194	116
Mortgages	2,600	2,605	656	657	665
Cards	730	838	169	187	206
Business banking	1,021	973	270	261	247
Other	60	6	5	13	13

Total income	6,037	5,813	1,532	1,543	1,494

Analysis of impairments by sector
Personal advances	161	179	36	46	61
Mortgages	(26)	31	(23)	(8)	(13)
Business banking	53	177	3	20	34
Cards	80	114	25	21	25

Total impairment losses (1)	268	501	41	79	107

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	2.2%	2.2%	1.9%	2.5%	3.0%
Mortgages	-	-	(0.1%)	-	(0.1%)
Business banking	0.4%	1.2%	0.1%	0.5%	0.9%
Cards	1.6%	2.0%	2.0%	1.6%	1.7%

Total	0.2%	0.4%	0.1%	0.2%	0.3%

Note:

(1)	Includes £2 million in Q4 2013 pertaining to the creation of RCR and related strategy.

UK Personal & Business Banking

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	19.4%	9.8%	(2.5%)	26.9%	(4.0%)
Return on equity - adjusted (1,2)	33.1%	22.8%	35.7%	36.8%	21.1%
Net interest margin	3.68%	3.56%	3.74%	3.72%	3.62%
Cost:income ratio	72%	77%	100%	63%	98%
Cost:income ratio - adjusted (2)	55%	59%	57%	51%	64%
Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £46.6 billion and the return on equity 16%.

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.4	7.3	1%	8.1	(9%)
- mortgages	103.2	102.7	-	99.3	4%
- business	14.3	14.6	(2%)	14.6	(2%)
- cards	4.9	5.1	(4%)	5.8	(16%)

Total loans and advances to customers (gross)	129.8	129.7	-	127.8	2%
Loan impairment provisions	(2.6)	(2.7)	(4%)	(3.0)	(13%)

Net loans and advances to customers	127.2	127.0	-	124.8	2%

Funded assets	134.3	134.2	-	132.2	2%
Total assets	134.3	134.2	-	132.2	2%
Risk elements in lending	3.8	4.1	(7%)	4.7	(19%)
Provision coverage (1)	69%	67%	200bp	63%	600bp

Customer deposits
- personal current accounts	35.9	34.9	3%	32.5	10%
- personal savings	81.0	79.9	1%	82.3	(2%)
- business/commercial	31.8	31.2	2%	30.1	6%

Total customer deposits	148.7	146.0	2%	144.9	3%

Assets under management (excluding deposits)	4.9	5.0	(2%)	5.8	(16%)
Loan:deposit ratio (excluding repos)	86%	87%	(1%)	86%	-

Risk-weighted assets (2)
- Credit risk (non-counterparty)	33.4	35.3	(5%)	41.4	(19%)
- Operational risk	9.4	9.4	-	9.8	(4%)

Total risk-weighted assets	42.8	44.7	(4%)	51.2	(16%)
Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £49.7 billion.

UK Personal & Business Banking

Key points

•
The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. Throughout 2014, the business has made steady progress in making banking fairer and simpler for its customers through a number of fair banking initiatives and technology investments. Progress made in 2014 by UK PBB included:

•	Helping customers with their needs:
○
As the UK's biggest lender for SMEs, UK PBB continued to offer support to small business customers. Following storms and floods in February 2014, the business introduced a £250 million interest free loan fund for small business to help them get themselves back on their feet. An additional £1 billion Small Business Fund was launched to support small businesses with fee free, fixed rate loans.

○
UK PBB has been able to help more customers in 2014. With additional mortgage advisors recruited (up 18% from 630 to 744), gross mortgage lending increased by 37% year on year. The business's commitment to helping its customers get on and move up the property ladder has been a success and it has now helped almost 15,000 customers buy their first or next home with the government-backed Help to Buy schemes since their launch in May 2013.

○
There are now more ways to bank with UK PBB than ever. With services being extended to the Post Office network, customers now have over 13,000 branches and post offices across the UK where they can carry out their every day banking.

•	Simpler and fairer products supported by the launch of the 'Goodbye-Hello' campaign:
○ The business committed to responsible and fair lending by removing 0% teaser deals from its offering and introducing the new Clear Rate and cash-back credit cards in 2014.
○ Business banking arrangement fees and surprise overdraft fees have been replaced with fixed rates on new business loans and text alerts when customers are overdrawn to keep them on track.
○
Service charges have been reviewed and made simpler and fairer for customers. The business re-introduced access to the LINK ATM network for all basic account customers, reduced its daily overdraft fees for all customers, placed a 60 day cap on overdraft charges and improved credit card late fee terms.

○
RBS became the first of the main high street banks to ensure all of its savers get the same or better deals as new customers. Those deals are available regardless of how customers choose to bank (e.g. branch, telephony or digital). With just five personal savings products now on sale the range is the simplest on the high street both for customers and for front line staff. Teaser savings rates have been removed and the business is committed to helping customers save for the long term rather than luring them in for the short term.

•	Investments in Technology
○
UK PBB continued with its commitment to invest in technology to make things better for the customer. As its award winning mobile banking application celebrated 5 years, the business received another gold award for the "Pay your Contacts" service, which was named "Best new service of the year" in July at the 'Best in Biz' International awards. UK PBB now has over 6.9 million online and mobile banking users, with the mobile app being used more than 23 million times every week.

○
Further improvements have been made to the mobile banking application and personal customers are now able to use the new industry-wide Pay-m application that allows customers to receive payments from customers of other participating banks just by providing their mobile number. Customers will no longer have to divulge their sort code and account number to receive payment. Pay-m has already enrolled over 1.8 million customers in the service since its launch at the end of April 2014. WiFi in branches has also been a great success with customers already using the free service over 1 million times since it started in May.

UK Personal & Business Banking

Key points (continued)
2014 compared with 2013

•
UK PBB recorded an operating profit of £1,450 million, up £631 million, while adjusted operating profit totalled £2,470 million compared with £1,906 million in the prior year. This reflected higher income, up 4% to £6,037 million and lower adjusted expenses, down 3% to £3,299 million, together with substantially lower impairments, down £233 million to £268 million.

•
Net interest income increased by £193 million or 4% with strong improvements in deposit margins and volume growth. This was partly offset by lower asset margins linked to the continued change in the mix of the loan book towards secured lending and lower mortgage margins.

•	Non-interest income increased by £31 million or 2%, largely reflecting the transfer of the commercial cards business to UK PBB from CPB in August 2014.

•
Operating expenses decreased by £174 million or 4%, reflecting lower restructuring and litigation and conduct costs. Excluding these items, expenses declined by £107 million or 3% supported by a 7% reduction in headcount and lower Financial Services Compensation Scheme (FSCS) accruals. Litigation and conduct costs included additional provisions for Payment Protection Insurance redress (£650 million) and other conduct provisions in respect of legacy investment products and packaged account sales.

•	The net impairment charge was down by 47% to £268 million driven by a further decrease in new default charges together with releases of provisions and recoveries on previously written off debt.

•
Mortgage balances increased by £3.9 billion or 4%, to £103.2 billion driven by strong performance as advisor capacity increased. Gross new mortgage business increased by 37% to £19.7 billion, representing a market share of 10% with our stock share of 8% continuing to grow.

•	RWAs to decline of 16% to £42.8 billion with improved credit quality and lower unsecured balances.

Q4 2014 compared with Q3 2014

•
Operating loss totalled £43 million compared with an operating profit of £499 million, primarily as a result of additional conduct costs that included provisions for PPI redress (£400 million) and other conduct provisions in respect of legacy packaged account sales and investment products (£250 million). Adjusted operating profit decreased by £57 million or 8% to £625 million, reflecting the annual charge for bank levy (£38 million) and write-offs of intangible assets (£41 million). This was partly offset by lower impairments down £38 million to £41 million.

•	Net interest income increased by £11 million or 1% to £1,209 million supported by improved net interest margin and continued deposit growth.

•
Non-interest income fell by £22 million or 6% with lower cards transaction net income reflecting increased loyalty scheme costs. Q3 included profit recognised from the sale of NatWest Stockbrokers (£7 million).

•	The impairment charge declined by £38 million to £41 million primarily driven by increased portfolio provision releases. Underlying defaults also continued to trend lower.

•	RWAs continued to decrease, down £1.9 billion reflecting improved credit quality together with lower unsecured balances.

UK Personal & Business Banking

Key points (continued)
Q4 2014 compared with Q4 2013

•	Operating loss improved by £40 million to £43 million despite higher conduct charges, with net interest income up 5%, costs down and impairments substantially lower.

•
Net interest income grew by £60 million or 5% attributable to improvements in deposit income driven by margin and volume improvements. This was partly offset by a decline in asset margins from lower mortgage and loan pricing in line with the market and increased roll-off of higher margin loans.

•
Non-interest income fell by £22 million or 6% to £323 million as a result of a change in the daily overdraft fee tariff in Q4 2014, the re-opening of access to the LINK ATM network for all customers, lower packaged account fees and lower transactional income from cards.

•
Adjusted expenses were down 9% to £866 million, largely reflecting lower provision for FSCS accruals and conduct provisions combined with lower staff costs as customer transactions migrate to lower cost channels.

•	Net impairment charges declined £66 million to £41 million, reflecting continued positive default trends. Portfolio provision releases also supported a lower charge in Q4 2014.

Ulster Bank

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	636	619	150	163	164

Net fees and commissions	139	141	38	35	37
Other non-interest income	55	99	16	16	1

Non-interest income	194	240	54	51	38

Total income	830	859	204	214	202

Direct expenses
- staff costs	(247)	(239)	(65)	(57)	(51)
- other costs	(74)	(63)	(19)	(20)	(21)
Indirect expenses	(265)	(263)	(78)	(61)	(75)
Restructuring costs
- direct	8	(27)	-	-	(9)
- indirect	(30)	(12)	4	(12)	(3)
Litigation and conduct costs	19	(90)	19	-	(65)

Operating expenses	(589)	(694)	(139)	(150)	(224)

Profit/(loss) before impairment losses	241	165	65	64	(22)
Impairment releases/(losses)	365	(1,774)	104	318	(1,067)

Operating profit/(loss)	606	(1,609)	169	382	(1,089)

Operating expenses - adjusted (1)	(586)	(565)	(162)	(138)	(147)

Operating profit/(loss) - adjusted (1)	609	(1,480)	146	394	(1,012)

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	268	315	69	65	69
Retail	401	408	100	111	98
Other	161	136	35	38	35

Total income	830	859	204	214	202

Analysis of impairments by sector
Mortgages	(172)	235	(39)	(168)	24
Commercial real estate
- investment	(16)	593	(7)	(18)	392
- development	(11)	153	4	(9)	115
Other corporate	(186)	771	(64)	(130)	534
Other lending	20	22	2	7	2

Total impairment (releases)/losses (1)	(365)	1,774	(104)	(318)	1,067

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	(1.0%)	1.2%	(0.9%)	(3.8%)	0.5%
Commercial real estate
- investment	(1.6%)	17.4%	(2.8%)	(7.2%)	46.1%
- development	(3.7%)	21.9%	5.3%	(9.0%)	65.7%
Other corporate	(3.8%)	10.9%	(5.2%)	(10.4%)	30.1%
Other lending	2.0%	1.8%	0.8%	3.1%	0.7%

Total	(1.5%)	5.6%	(1.7%)	(5.1%)	13.6%

Note:
(1)	Includes £892 million in Q4 2013 pertaining to the creation of RCR and related strategy.

Ulster Bank

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	16.1%	(33.2%)	20.1%	42.2%	(97.8%)
Return on equity - adjusted (1,2)	16.2%	(30.6%)	17.3%	43.5%	(90.9%)
Net interest margin	2.27%	1.88%	2.14%	2.32%	2.04%
Cost:income ratio	71%	81%	68%	70%	111%
Cost:income ratio - adjusted (2)	71%	66%	79%	64%	73%
Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £22.3 billion and the return on equity 17.2%.

Ulster Bank

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	17.5	17.6	(1%)	19.0	(8%)
Commercial real estate
- investment	1.0	1.0	-	3.4	(71%)
- development	0.3	0.4	(25%)	0.7	(57%)
Other corporate	4.9	5.0	(2%)	7.1	(31%)
Other lending	1.0	0.9	11%	1.2	(17%)

Total loans and advances to customers (gross)	24.7	24.9	(1%)	31.4	(21%)
Loan impairment provisions
- mortgages	(1.4)	(1.4)	-	(1.7)	(18%)
- commercial real estate
- investment	(0.2)	(0.2)	-	(1.2)	(83%)
- development	(0.2)	(0.2)	-	(0.3)	(33%)
- other corporate	(0.8)	(0.9)	(11%)	(2.0)	(60%)
- other lending	(0.1)	(0.2)	(50%)	(0.2)	(50%)

Total loan impairment provisions	(2.7)	(2.9)	(7%)	(5.4)	(50%)

Net loans and advances to customers (1)	22.0	22.0	-	26.0	(15%)

Funded assets	27.5	26.3	5%	28.0	(2%)
Total assets	27.6	26.5	4%	28.2	(2%)
Risk elements in lending
- Mortgages	3.4	3.3	3%	3.2	6%
- Commercial real estate
- investment	0.3	0.2	50%	2.3	(87%)
- development	0.2	0.2	-	0.5	(60%)
- Other corporate	0.8	0.9	(11%)	2.3	(65%)
- Other lending	0.1	0.2	(50%)	0.2	(50%)

Total risk elements in lending	4.8	4.8	-	8.5	(44%)
Provision coverage (2)	57%	60%	(300bp)	64%	(700bp)

Customer deposits	20.6	19.7	5%	21.7	(5%)
Loan:deposit ratio (excluding repos)	107%	112%	(500bp)	120%	(1,300bp)

Risk-weighted assets (3,4)
- Credit risk
- non-counterparty	22.2	22.2	-	28.2	(21%)
- counterparty	0.1	0.1	-	0.3	(67%)
- Market risk	-	0.1	(100%)	0.5	(100%)
- Operational risk	1.5	1.5	-	1.7	(12%)

Total risk-weighted assets	23.8	23.9	-	30.7	(22%)

Spot exchange rate - €/£	1.285	1.285		1.201
Notes:

(1)	31 December 2014 includes £11.4 billion in relation to legacy tracker mortgages.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £28.2 billion.
(4)	31 December 2014 includes £10.7 billion in relation to legacy tracker mortgages.

Ulster Bank

Key points
Following completion of a strategic review, Ulster Bank was confirmed as a core part of RBS reflecting its fit with RBS's retail and commercial strategy; 2014 saw a return to profitability with significant progress made addressing legacy issues and the strengthening of its core business for the future.

•
The transfer of £4.4 billion of gross assets to RCR on 1 January 2014 and subsequent deleveraging has enabled Ulster Bank to focus on the development of its core business. This has had a material impact on the comparison of 2014 financial performance with 2013.

•
Ulster Bank recorded an operating profit of £606 million in 2014, the first annual profit since 2008. This represented a major turnaround from 2013 largely due to impairment releases supported by enhanced collections performance and an improvement in key macroeconomic indicators. Net interest margin also improved and operating expenses were reduced.

•
Considerable progress was made to improve Ulster Bank's service offering and to enhance the customer experience. The bank continued to re-shape its distribution network during 2014 while online and mobile banking services were further developed to support the upward trend in digital transactions, which now represent 57% of total transaction volumes. The bank's 'Web Chat' initiative, launched in 2012, is now handling over 15,000 customer enquiries each month. Ulster Bank in Northern Ireland recently launched its 'Bank on Wheels' service and extended its partnership with the Post Office which provides customers with 484 new points of presence.

•
There has been a significant increase in new lending activity during 2014 following the launch of the 'Big Yes' mortgage and 'Ahead for Business' campaigns. New mortgage lending increased by over 40% in 2014 while over £1 billion of new lending was made available to business customers, despite a challenging business environment.

•
The investment made to support customers in financial difficulty has resulted in a sustained reduction since Q1 2013 in the number of mortgage customers in arrears of 90 days or more and an increase in the number of business customers returning to mainstream management.

2014 compared with 2013

•
Ulster Bank recorded an operating profit of £606 million in 2014 compared with a loss of £1,609 million in 2013. The turnaround was driven by £365 million net impairment releases compared with impairment losses of £1,774 million in 2013. Adjusted operating profit was £609 million compared with a loss of £1,480 million.

•	Profit before impairment losses was £241 million, £76 million higher than in 2013.

•
Total income decreased by £29 million to £830 million largely as a result of the non-recurrence of significant hedging gains on the mortgage portfolio in 2013. Net interest income increased by £17 million to £636 million, primarily driven by a significant reduction in the cost of deposits and a benefit from the recognition of income on certain previously non-performing assets, partly offset by the adverse impact on the tracker mortgage book of lower European Central Bank refinancing interest rates. Net interest margin increased 39 basis points to 2.27%.

Ulster Bank

Key points (continued)
2014 compared with 2013(continued)

•
The continued focus on costs resulted in a reduction in staff numbers and the bank's property footprint. Litigation and conduct costs decreased by £109 million reflecting the outcome of reviews relating to provisions on PPI and Interest Rate Hedging Products. These benefits were partly offset by higher regulatory charges and levies including a new bank levy introduced in the Republic of Ireland, of £15 million, and the impact of a realignment of costs following the creation of RCR, £44 million.

•
The transfer of assets to RCR coupled with improved credit quality across key portfolios resulted in a 44% reduction in risk elements in lending. Provision coverage reduced from 64% to 57% during 2014 reflecting the further de-risking of the balance sheet coupled with the impact of an increase in asset values. RWAs decreased by 22% reflecting an improvement in credit metrics and a reduced loan book.

•
The loan:deposit ratio decreased from 120% to 107% during 2014 mainly due to a 15% reduction in net loan balances to £22 billion reflecting the transfer of assets to RCR and continued customer deleveraging partly offset by growth in new lending. Customer deposits declined by 5% largely driven by exchange rate movements.

Q4 2014 compared with Q3 2014

•
Operating profit of £169 million in Q4 2014 was £213 million lower than Q3 2014 largely due to a reduction in impairment releases. Adjusted operating profit was £146 million compared with £394 million in Q3 2014.

•
The profit before impairment losses of £65 million was broadly stable with Q3 2014. Total income decreased by £10 million mainly as a result of the recognition of income on previously non-performing assets in Q3 2014. Operating expenses decreased by £11 million primarily due to the release of provisions relating to litigation, conduct and restructuring, partly offset by the impact of the UK bank levy (£14 million).

•	The loan:deposit ratio declined to 107% from 112% in Q3 2014 primarily reflecting a 5% increase in customer deposit balances.

Q4 2014 compared with Q4 2013

•
Operating profit of £169 million in 2014 included net impairment releases of £104 million compared with impairment losses of £1,067 million in Q4 2013, which included additional charges of £911 million arising from the creation of RCR. Adjusted operating profit was £146 million compared with a loss of £1,012 million in Q4 2013.

•	Total income was broadly in line with Q4 2013. Operating expenses decreased by £85 million principally due to a reduction in litigation and conduct costs.

Commercial Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,041	1,962	521	521	515

Net fees and commissions	885	944	217	220	235
Other non-interest income	284	251	93	70	66

Non-interest income	1,169	1,195	310	290	301

Total income	3,210	3,157	831	811	816

Direct expenses
- staff costs	(508)	(513)	(118)	(124)	(132)
- other costs	(249)	(269)	(73)	(54)	(68)
Indirect expenses	(882)	(891)	(284)	(196)	(281)
Restructuring costs
- direct	(40)	(18)	-	-	(1)
- indirect	(53)	(37)	(13)	(18)	(14)
Litigation and conduct costs	(112)	(247)	(62)	-	(222)

Operating expenses	(1,844)	(1,975)	(550)	(392)	(718)

Profit before impairment losses	1,366	1,182	281	419	98
Impairment losses	(76)	(652)	(33)	(12)	(277)

Operating profit/(loss)	1,290	530	248	407	(179)

Operating expenses - adjusted (1)	(1,639)	(1,673)	(475)	(374)	(481)

Operating profit - adjusted (1)	1,495	832	323	425	58
Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	1,830	1,911	477	459	481
Deposits	353	208	105	95	64
Asset and invoice finance	740	671	186	188	168
Other	287	367	63	69	103

Total income	3,210	3,157	831	811	816

Analysis of impairments by sector
Commercial real estate	(2)	431	5	(1)	233
Asset and invoice finance	11	31	7	2	20
Private sector education, health, social work,
recreational and community services	(8)	125	-	2	28
Banks & financial institutions	-	10	-	(1)	4
Wholesale and retail trade repairs	20	9	4	2	3
Hotels and restaurants	7	28	6	2	10
Manufacturing	10	1	1	2	3
Construction	9	(2)	1	4	(1)
Other	29	19	9	-	(23)

Total impairment losses (1)	76	652	33	12	277

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	-	2.1%	0.1%	-	4.6%
Asset and invoice finance	0.1%	0.3%	0.2%	0.1%	0.7%
Private sector education, health, social work,
recreational and community services	(0.1%)	1.6%	-	0.1%	1.4%
Banks & financial institutions	-	0.1%	-	(0.1%)	0.2%
Wholesale and retail trade repairs	0.3%	0.2%	0.3%	0.1%	0.2%
Hotels and restaurants	0.2%	0.8%	0.7%	0.2%	1.1%
Manufacturing	0.3%	-	0.1%	0.2%	0.3%
Construction	0.5%	(0.1%)	0.2%	0.8%	(0.2%)
Other	0.1%	0.1%	0.1%	-	(0.4%)

Total	0.1%	0.8%	0.2%	0.1%	1.3%

Note:

(1)	Includes £123 million in 2013 pertaining to the creation of RCR and related strategy.

Commercial Banking

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	12.6%	4.9%	9.6%	16.0%	(6.7%)
Return on equity - adjusted (1,2)	14.6%	7.7%	12.5%	16.7%	2.1%
Net interest margin	2.74%	2.64%	2.77%	2.78%	2.76%
Cost:income ratio	57%	63%	66%	48%	88%
Cost:income ratio - adjusted (2)	51%	53%	57%	46%	59%
Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £69.8 billion and the return on equity 9.5%.

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	18.3	18.6	(2%)	20.2	(9%)
- Asset and invoice finance	14.2	14.3	(1%)	11.7	21%
- Private sector education, health, social work,
recreational and community services	6.9	7.1	(3%)	7.9	(13%)
- Banks & financial institutions	7.0	7.0	-	6.9	1%
- Wholesale and retail trade repairs	6.0	6.0	-	5.8	3%
- Hotels and restaurants	3.4	3.4	-	3.6	(6%)
- Manufacturing	3.7	3.9	(5%)	3.7	-
- Construction	1.9	1.9	-	2.1	(10%)
- Other	24.7	23.8	4%	23.1	7%

Total loans and advances to customers (gross)	86.1	86.0	-	85.0	1%
Loan impairment provisions	(1.0)	(1.0)	-	(1.5)	(33%)

Net loans and advances to customers (1)	85.1	85.0	-	83.5	2%

Funded assets	89.4	89.7	-	87.9	2%
Total assets	89.4	89.7	-	87.9	2%
Risk elements in lending	2.5	2.6	(4%)	4.3	(42%)
Provision coverage (2)	38%	40%	(200bp)	38%	-

Customer deposits	86.8	87.0	-	90.7	(4%)
Loan:deposit ratio (excluding repos)	98%	98%	-	92%	600bp

Risk-weighted assets (3)
- Credit risk (non-counterparty)	57.6	58.5	(2%)	59.7	(4%)
- Operational risk	6.4	6.4	-	6.1	5%

Total risk-weighted assets	64.0	64.9	(1%)	65.8	(3%)
Notes:

(1)	December 2014 includes £15 billion third party assets and £12 billion risk-weighted asset equivalents in relation to the run-down legacy book.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £61.5 billion.

Commercial Banking

Key points
Commercial Banking implemented a simplified and delayered management structure in 2014. With over 120 products removed from sale and over 400 process improvements implemented, the segment is becoming easier to do business with.

Tangible progress is being made via a bank-wide strategic lending programme which will transform the end-to-end customer lending experience, ensuring faster decisions and a smoother application process. Over the year there has been an improvement in the Net Promoter Score and rating of overall service quality across the business, together with a continuing fall in complaints.

Commercial Banking continues to back UK businesses and communities, with over 8,400 Statement of Appetite letters issued in 2014 at a total value of £4.7 billion. As part of our plan to support entrepreneurs across the UK, the first of eight accelerator hubs opened in February 2015, offering free space, support and advice to high growth business owners. A series of customer campaigns were launched, proactively engaging customers on their international and asset finance needs.

Significant progress has been made to drive connectivity across the bank, with a focus on providing employees with the skills and tools they need to serve customers better. This has included investment in professional qualifications as well as the development of a suite of banking tools to be rolled out in 2015. The alignment of Commercial & Private Banking continues to yield benefits, with a pilot resulting in over 140 referrals between the businesses.

2014 compared with 2013
•
Commercial Banking recorded an operating profit of £1,290 million compared with £530 million in the prior year. This was driven by lower net impairment losses, down £576 million, lower operating expenses, down £131 million and higher income, up £53 million. Adjusted operating profit increased by £663 million to £1,495 million.

•
Net interest income increased by £79 million or 4%, largely reflecting re-pricing activity on deposits partly offset by the impact of reduced asset margins, a result of the net transfer in of lower margin legacy loans (after the cessation of Non-Core).

•
Non-interest income was down £26 million or 2% as lower Corporate & Institutional Banking revenue share income, restructuring fees and the transfer out of commercial cards income to UK Personal & Business Banking in August 2014 were only partially offset by higher fair value gains and operating lease income, along with lower close out costs of interest rate products associated with impaired loans.

•
Operating expenses were down £131 million or 7%, as a result of lower litigation and conduct costs, primarily relating to interest rate swap redress, and lower underlying direct costs reflecting the continued focus on cost saving. These reductions were partially offset by higher restructuring costs, as the business aligns itself to better support customers, and growth in operating lease depreciation. Operating expenses excluding restructuring costs and litigation and conduct costs declined by £34 million.

Commercial Banking

Key points (continued)
2014 compared with 2013 (continued)

•
Net impairment losses declined £576 million to £76 million, as 2013 included the impact of the creation of RCR. Excluding the RCR charges, underlying impairments declined by £453 million with fewer individual cases across the portfolio, reduced collectively assessed provisions and higher latent provision releases, reflecting improved credit conditions.

•
The loan:deposit ratio increased to 98%, from reduced deposits, down 4%, reflecting the rebalancing of the bank's liquidity position, and a 2% increase in net loans and advances, as reductions in the commercial real estate and restructuring portfolio were offset by growth across other businesses.

•
RWAs were £1.8 billion lower at £64.0 billion, primarily reflecting net transfers to RCR, effective 1 January 2014, and improving credit quality on the back of UK economic recovery, offset by loan growth.

Q4 2014 compared with Q3 2014

•
Operating profit declined by £159 million to £248 million. This was driven by higher operating expenses coupled with higher net impairment losses only partially offset by an increase in income. Adjusted operating profit was £323 million compared with £425 million in the preceding quarter.

•	Net interest income was broadly flat as a decline in asset margins offset an increase in current account balances.

•	Non-interest income increased by £20 million or 7% to £310 million, from higher fair value gains partially offset by lower disposal gains. Fee income remained broadly stable.

•
Operating expenses increased by £158 million to £550 million, primarily driven by a £62 million provision for litigation and conduct costs coupled with the annual bank levy (£84 million). A donation of £10 million was made to the bank's social finance charity.

•
Net impairment losses increased by £21 million to £33 million, reflecting an uplift in a small number of individual cases and higher latent charges, partially offset by reduced collectively assessed provisions.

•	RWAs declined by 1% to £64.0 billion, as a result of improving risk parameters.

Q4 2014 compared with Q4 2013

•
Operating profit was £248 million compared with a loss of £179 million in Q4 2013 primarily driven by lower litigation and conduct costs, down £160 million, and lower net impairment losses, down £244 million. Adjusted operating profit increased from £58 million to £323 million.

•
Income increased by £15 million or 2% to £831 million, with higher net interest income, up 1%, and higher non-interest income, up 3%. Net interest income benefited from the re-pricing activity on deposits partially offset by the impact of lower asset margins reflecting the transfer of lower margin loans from Non-Core. Non-interest income was positively affected by higher fair value gains in the quarter, partially offset by the transfer of commercial cards income to UK Personal & Business Banking.

•
Operating expenses decreased by £168 million or 23% to £550 million, primarily driven by lower litigation and conduct costs, coupled with lower direct costs. This was partially offset by the social finance charity donation.

•	Net impairment losses decreased by £244 million to £33 million, reflecting fewer significant individual cases coupled with the non-repeat of the RCR related charges.

Private Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	691	658	175	172	173

Net fees and commissions	335	355	78	85	85
Other non-interest income	56	64	14	13	18

Non-interest income	391	419	92	98	103

Total income	1,082	1,077	267	270	276
Direct expenses
- staff costs	(317)	(317)	(78)	(79)	(63)
- other costs	(72)	(84)	(21)	(19)	(33)
Indirect expenses	(439)	(475)	(129)	(105)	(134)
Restructuring costs
- direct	(8)	(18)	(6)	-	(14)
- indirect	(10)	(9)	(2)	(7)	(3)
Litigation and conduct costs	(90)	(206)	(90)	-	(206)
Operating expenses	(936)	(1,109)	(326)	(210)	(453)

Profit/(loss) before impairment losses	146	(32)	(59)	60	(177)
Impairment releases/(losses)	4	(29)	-	4	(21)

Operating profit/(loss)	150	(61)	(59)	64	(198)

Operating expenses - adjusted (1)	(828)	(876)	(228)	(203)	(230)

Operating profit - adjusted (1)	258	172	39	71	25

Of which: international private banking activities (2)

Total income	230	267	55	53	61
Operating expenses	(257)	(357)	(76)	(62)	(161)
Impairment losses	-	(20)	-	-	(20)
Operating loss	(27)	(110)	(21)	(9)	(120)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	176	198	42	44	52
Banking	906	879	225	226	224

Total income	1,082	1,077	267	270	276

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (3)	7.8%	(3.1%)	(12.5%)	13.3%	(41.0%)
Return on equity - adjusted (1,3)	13.4%	8.7%	8.2%	14.8%	5.2%
Net interest margin	3.71%	3.47%	3.74%	3.65%	3.68%
Cost:income ratio	87%	103%	122%	78%	164%
Cost:income ratio - adjusted (1)	77%	81%	85%	75%	83%

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Private banking and wealth management activities outside of the British Isles, broadly indicative of the businesses being exited.
(3)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(4)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £11.5 billion and the return on equity 6.1%.

Private Banking

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal	5.4	5.6	(4%)	5.5	(2%)
- mortgages	8.9	8.8	1%	8.7	2%
- other	2.3	2.4	(4%)	2.6	(12%)

Total loans and advances to customers (gross)	16.6	16.8	(1%)	16.8	(1%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Loans and advances to customers	16.5	16.7	(1%)	16.7	(1%)

Funded assets	20.4	21.0	(3%)	21.0	(3%)
Total assets	20.5	21.1	(3%)	21.2	(3%)
Assets under management	28.3	28.9	(2%)	29.7	(5%)

Risk elements in lending	0.2	0.2	-	0.3	(33%)
Provision coverage (1)	34%	35%	(100bp)	43%	(900bp)

Customer deposits	36.1	36.2	-	37.2	(3%)

Loan:deposit ratio (excluding repos)	46%	46%	-	45%	100bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	9.5	10.2	(7%)	10.0	(5%)
- counterparty	0.1	0.1	-	-	-
- Market risk	-	-	-	0.1	(100%)
- Operational risk	1.9	1.9	-	1.9	-

Total risk-weighted assets	11.5	12.2	(6%)	12.0	(4%)

Of which: international private banking activities (3)

Net loans and advances to customers	3.0	3.1	(3%)	3.1	(3%)
Assets under management	14.5	15.0	(3%)	15.6	(7%)
Customer deposits (excluding repos)	7.3	7.8	(6%)	8.0	(9%)
Risk-weighted assets (2)	2.2	2.6	(15%)	2.5	(12%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis at 1 January 2014 were £12.0 billion.
(3)	Private banking and wealth management activities outside of the British Isles, broadly indicative of the businesses being exited.

Key points
During 2014, Private Banking has continued to provide excellent service to clients against the background of a major business review and significant organisational change.

Following the announcement of RBS's new strategy in February 2014, Private Banking set out a new vision and strategic direction in August. Coutts and Adam & Company will focus on growing the UK based high net worth client franchise. All private banking and wealth management activities where the primary relationship management is conducted outside the British Isles will be exited to align better with RBS's stated UK focus.

The ambition of the business is to be the leading UK based private bank and wealth manager for wealthy individuals seeking exceptional private banking and wealth management. Private Banking has gathered significant momentum behind its ambition, supported by a straightforward plan centred around five key priorities: an improved banking proposition; a refocused advice and wealth management model; an enhanced proposition for international clients managed from the UK; an integrated client approach across RBS; and increased client engagement.

Since September, good progress has been made towards the sale of the business outside the British Isles. A primary focus of the transaction is to execute the deal with minimal disruption for clients and staff.

Private Banking

Key points (continued)
Private Banking has made tangible steps towards working more closely with Commercial Banking, which includes an energetic approach to client cross referrals as well as functional synergies.

The business has progressed well against key priorities in 2014. Improvements are evidenced by several industry awards including: 'Best private bank in the UK' (PWM/The Banker) and 'Most innovative digital offering' (Private Banker International). Coutts continues to be recognised as a leader in philanthropy, with its' $1 million donors' report receiving significant media coverage, and its expertise as an adviser for family businesses and exiting entrepreneurs remains a strong point of differentiation.

2014 compared with 2013

•
Private Banking recorded an operating profit of £150 million compared with a loss of £61 million in the prior year. This was driven by reduced operating expenses, down £173 million, net impairment releases of £4 million compared with a net £29 million loss in 2013, and higher income, up £5 million. Adjusted operating profit increased by £86 million to £258 million.

•	Net interest income increased by £33 million or 5% as improved deposit margin reflected the full year impact of the 2013 deposit re-pricing initiative.
•	Non-interest income was down £28 million or 7%, with lower transactional and investment activity due to subdued market volatility across the international business.
•
Operating expenses declined by £173 million or 16% primarily driven by lower restructuring and litigation and conduct costs. Adjusted operating expenses declined by £48 million or 5% to £828 million, reflecting lower technology costs and one-off benefits from the exit of a number of London properties.

•
Net impairment releases of £4 million, compared with a net impairment loss of £29 million in the prior year reflected the non-repeat of a single £20 million provision, coupled with improved economic conditions and higher UK property prices.

•	Client deposits decreased by £1.1 billion or 3% reflecting the rebalancing of the bank's liquidity position.
•	Assets under management decreased by £1.4 billion or 5% to £28.3 billion, driven by low margin custody outflows.

Q4 2014 compared with Q3 2014

•
Operating loss was £59 million compared with a profit of £64 million in the prior quarter principally driven by a £90 million increase in litigation and conduct costs and the cost of the UK bank levy. Adjusted operating profit declined by £32 million to £39 million, primarily due to the annual bank levy.

•	Assets under management decreased by £0.6 billion or 2%, due to outflows of low margin assets in both the UK and international businesses.

Q4 2014 compared with Q4 2013

•
Operating loss decreased by £139 million to £59 million, primarily driven by lower litigation and conduct costs coupled with the non-repeat of a single impairment provision. Adjusted operating profit increased by £14 million.

•	Non-interest income fell by £11 million or 11% as a result of lower transactional and investment activity due to subdued market volatility across the international business.
•	Operating expenses declined by £127 million or 28%, largely driven by the £116 million reduction in litigation and conduct costs. Indirect costs declined with lower technology and property costs.
•	Net impairment loss decreased by £21 million reflecting the non-repeat of the single provision in the international business in Q4 2013.

Corporate & Institutional Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	817	684	222	230	208

Net fees and commissions	972	1,109	219	263	265
Income from trading activities	2,023	3,074	212	329	549
Other operating income	137	141	38	9	26

Non-interest income	3,132	4,324	469	601	840

Total income	3,949	5,008	691	831	1,048

Direct expenses
- staff costs	(729)	(979)	(63)	(179)	(138)
- other costs	(400)	(688)	(100)	(50)	(267)
Indirect expenses	(2,432)	(2,900)	(659)	(593)	(959)
Restructuring costs
- direct	(93)	(76)	(49)	(22)	(25)
- indirect	(202)	(126)	(39)	6	35
Litigation and conduct costs	(994)	(2,441)	(382)	(562)	(1,932)

Operating expenses	(4,850)	(7,210)	(1,292)	(1,400)	(3,286)

Loss before impairment losses	(901)	(2,202)	(601)	(569)	(2,238)
Impairment releases/(losses)	9	(680)	(42)	12	(429)

Operating loss	(892)	(2,882)	(643)	(557)	(2,667)

Operating expenses - adjusted (1)	(3,561)	(4,567)	(822)	(822)	(1,364)

Operating profit/(loss) - adjusted (1)	397	(239)	(173)	21	(745)

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	975	1,075	79	240	202
Currencies	754	903	210	193	192
Credit	1,088	1,639	116	198	343
Global Transaction Services	818	881	190	207	227
Portfolio	653	623	171	164	156

Total (excluding revenue share and run-off businesses)	4,288	5,121	766	1,002	1,120
Inter-segment revenue share	(236)	(261)	(59)	(58)	(57)
Run-off businesses	(103)	148	(16)	(113)	(15)

Total income	3,949	5,008	691	831	1,048

Corporate & Institutional Banking

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	(4.2%)	(12.9%)	(13.6%)	(11.0%)	(53.1%)
Return on equity - adjusted (1,2)	1.9%	(1.1%)	(3.7%)	0.4%	(14.9%)
Net interest margin	0.99%	0.80%	1.11%	1.08%	0.97%
Cost:income ratio	123%	144%	187%	168%	314%
Cost:income ratio - adjusted (2)	90%	91%	119%	99%	130%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £108.9 billion and the return on equity (4.8%).

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding	73.0	73.3	-	69.1	6%
reverse repos)
Loan impairment provisions	(0.2)	(0.2)	-	(0.9)	(78%)

Total loans and advances to customers (excluding
reverse repos)	72.8	73.1	-	68.2	7%
Net loans and advances to banks (excluding reverse
repos) (1)	16.9	19.5	(13%)	20.5	(18%)
Reverse repos	61.6	72.9	(16%)	76.2	(19%)
Securities	57.0	65.6	(13%)	72.1	(21%)
Cash and eligible bills	23.2	18.9	23%	20.6	13%
Other	9.6	24.9	(61%)	11.0	(13%)

Funded assets	241.1	274.9	(12%)	268.6	(10%)
Total assets	577.2	572.9	1%	551.2	5%
Provision coverage (2)	105%	175%	(7,000bp)	59%	4,600bp

Customer deposits (excluding repos)	59.4	57.1	4%	64.8	(8%)
Bank deposits (excluding repos)	33.3	32.2	3%	30.2	10%
Repos	61.1	67.2	(9%)	74.8	(18%)
Debt securities in issue	14.1	15.8	(11%)	21.5	(34%)
Loan:deposit ratio (excluding repos)	122%	128%	(600bp)	105%	1,700bp

Risk-weighted assets (3)
- Credit risk
- non-counterparty	51.3	57.2	(10%)	61.8	(17%)
- counterparty	25.1	28.5	(12%)	17.5	43%
- Market risk	18.9	25.7	(26%)	26.4	(28%)
- Operational risk	11.8	11.8	-	14.7	(20%)

Total risk-weighted assets	107.1	123.2	(13%)	120.4	(11%)
Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. On the end-point CRR basis risk-weighted assets at 1 January 2014 were £147.1 billion.

Corporate & Institutional Banking

Key points
Corporate & Institutional Banking (CIB) focused on its strengths in core product areas during 2014, reducing the scale of the business and simplifying the operating model. This allowed CIB to better serve customers while deploying fewer resources. The commitment to customers was demonstrated by the award of The Banker's Most Innovative Bank in Risk Management in Q3 2014 and by winning IFR magazine's Sterling Bond House of the year award in Q4 2014. The drive to concentrate on core products is evidenced by the 27% fall in RWAs (compared with 1 January 2014 on a CRR basis) and the 22% year on year fall in adjusted expenses (excluding litigation and conduct costs and restructuring costs).

2014 compared with 2013

•
CIB recorded an operating loss of £892 million compared with a loss of £2,882 million in 2013. This included litigation and conduct costs of £994 million compared with £2,441 million a year before. The adjusted operating result improved from a loss of £239 million in 2013 to a profit of £397 million in 2014. This movement was primarily driven by substantial reductions in expenses, partially offset by lower income. Net impairment releases totalled £9 million compared with a net impairment charge of £680 million in 2013.

•	Total income declined by 21%, reflecting reduced deployment of resources and difficult trading conditions, characterised by subdued levels of client activity and limited market volatility:
	○	Rates suffered from a weak trading performance in Q4 2014. This, combined with subdued client flow and balance sheet de-risking, reduced income.
○
Currencies income declined in a highly competitive market as both market volatility and client activity remained subdued for much of the year. Some volatility returned in Q4 2014, boosting income in the Options business in particular.

○
Credit reduced RWAs by 61% in 2014, including the wind-down of Credit Trading and the US asset- backed products (ABP) business. This impacted income, as did the year on year weakening in corporate investment grade debt capital market issuance in EMEA.

	○	Income from Global Transaction Services dipped by 7%, primarily as a result of the disposal of the Global Travel Money Service business in Q4 2013. The underlying business was stable.
	○	Run-off and recovery businesses incurred a loss of £103 million.

•
Operating expenses fell by £2,360 million driven primarily by lower litigation and conduct costs. Adjusted expenses decreased by £1,006 million, or 22%, reflecting the continued focus on cost savings across both business and support areas.

•
Net impairment releases totalled £9 million compared with a net impairment charge of £680 million in 2013, reflecting a reduction in latent loss provisions and a low level of new impairments. This contrasted with 2013 which included substantial impairments related to the establishment of RCR.

•	Funded assets fell by 10% reflecting the focus on core product areas including the wind-down of Credit Trading and the US ABP businesses.

•
RWAs were managed down by £40.0 billion from £147.1 billion on 1 January 2014 to £107.1 billion on 31 December 2014. The 27% reduction was driven by a sustained programme of risk and business reductions, notably in Credit due to the wind-down of the US asset-backed products business (down £15 billion over the same period to £4 billion).

Corporate & Institutional Banking
Key points (continued)

Q4 2014 compared with Q3 2014

•
An operating loss of £643 million, compared with a loss of £557 million in Q3 2014, primarily reflected lower income, higher restructuring and indirect costs, partially offset by lower litigation and conduct costs of £382 million compared with £562 million in Q3 2014. Adjusted operating loss totalled £173 million compared with a profit of £21 million in Q3. RWAs continued to fall, down 13% to £107.1 billion in Q4 2014.

•
Reduced income, most notably in Rates and Credit, was driven by a weak trading performance as markets reacted to increasing concerns about the Eurozone economy and challenging macroeconomic conditions more broadly. This was partially offset by Currencies, where higher income was driven by increased currency volatility.

•
Operating expenses fell by £108 million, driven by lower litigation and conduct costs and lower staff expenses. This was partially offset by higher restructuring costs and indirect expenses, the latter reflecting the timing of the UK bank levy, which cost £93 million in the quarter.

•	RWAs fell by 13%, driven by risk reduction and specific business initiatives, notably in Credit where the US asset-backed products business is being wound down.

Q4 2014 compared with Q4 2013

•
Operating loss declined from £2,667 million in Q4 2013 to £643 million in Q4 2014. The improvement was driven by lower expenses, primarily litigation and conduct costs, and lower impairments, partially offset by reduced income.

•	Lower income, primarily in Rates and Credit, reflected risk and balance sheet reductions since the end of 2013 and a weak trading performance in Q4 2014.

•	Operating expenses fell by £1,994 million, driven by lower litigation and conduct costs. Adjusted expenses declined by £542 million reflecting the continued focus on reducing the cost base.

Central items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Central items not allocated	(850)	647	(622)	(319)	(61)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2014 compared with 2013

•
Central items not allocated represented a charge of £850 million compared with a credit of £647 million in 2013. The change includes lower gains on the disposal of available-for-sale securities in Treasury, which were down £575 million to £149 million in 2014, along with a £309 million higher restructuring charge relating to the Williams & Glyn franchise. In addition 2014 includes a charge of £247 million write-down of previously capitalised software development expenditure and £134 million lower income from investments in associates. In addition, unallocated Treasury funding costs, including volatile items under IFRS, were £437 million in the year versus £282 million in 2013.

Q4 2014 compared with Q3 2014

•
Central items not allocated represented a charge of £622 million in Q4 2014 compared with a charge of £319 million in Q3 2014. Q4 included a £247 million software write-down. In addition, unallocated Treasury funding costs, including volatile items under IFRS, were £323 million in the quarter versus £111 million in Q3 2014. The previous quarter also included £72 million of available-for-sale disposal losses.

Q4 2014 compared with Q4 2013

•
Central items not allocated represented a charge of £622 million in Q4 2014 compared with a charge of £61 million in Q4 2013. This reflected the software write off, higher restructuring charges relating to the Williams & Glyn franchise and lower gains on the disposal of available-for-sale securities in Treasury, which were down £108 million to £6 million in Q4 2014.

Citizens Financial Group (£ Sterling)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,013	1,892	533	493	468

Net fees and commissions	709	761	185	174	182
Other non-interest income	359	312	48	41	58

Non-interest income	1,068	1,073	233	215	240

Total income	3,081	2,965	766	708	708

Direct expenses
- staff costs	(1,030)	(1,091)	(263)	(255)	(249)
- other costs	(990)	(986)	(258)	(231)	(251)
Indirect expenses	-	(111)	-	-	(31)
Restructuring costs	(103)	(16)	(21)	(13)	(11)

Operating expenses	(2,123)	(2,204)	(542)	(499)	(542)

Profit before impairment losses	958	761	224	209	166
Impairment losses	(197)	(156)	(47)	(46)	(46)

Operating profit	761	605	177	163	120

Operating expenses - adjusted (1)	(2,020)	(2,188)	(521)	(486)	(531)

Operating profit - adjusted (1)	864	621	198	176	131

Average exchange rate - US$/£	1.647	1.565	1.582	1.669	1.619
Note:

(1)	Excluding restructuring costs.

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	6.6%	5.7%	5.7%	5.6%	4.7%
Return on equity - adjusted (1,2)	7.5%	5.8%	6.4%	6.1%	5.1%
Net interest margin	2.88%	2.91%	2.86%	2.82%	2.91%
Cost:income ratio	69%	74%	71%	71%	77%
Cost:income ratio - adjusted (2)	66%	74%	68%	69%	75%
Loan impairment charge as % of gross customer
loans and advances	0.3%	0.3%	0.3%	0.3%	0.4%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs.
(3)
From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £68.6 billion and the return on equity 6.1%.

Citizens Financial Group (£ Sterling)

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	7.7	7.1	8%	5.8	33%
- home equity	12.0	11.8	2%	12.1	(1%)
- SBO home equity	1.2	1.2	-	-	100%
- corporate and commercial	27.9	25.8	8%	24.1	16%
- other consumer	11.3	10.3	10%	8.6	31%

Total loans and advances to customers (gross)	60.1	56.2	7%	50.6	19%
Loan impairment provisions	(0.5)	(0.5)	-	(0.3)	67%

Net loans and advances to customers	59.6	55.7	7%	50.3	18%

Funded assets	84.5	80.5	5%	71.3	19%
Total assets	84.9	80.9	5%	71.7	18%
Investment securities	15.8	15.3	3%	12.9	22%
Risk elements in lending
- retail	1.2	1.1	9%	0.9	33%
- commercial	0.1	0.2	(50%)	0.1	-

Total risk elements in lending	1.3	1.3	-	1.0	30%

Provision coverage (1)	40%	41%	(100bp)	26%	1,400bp
Customer deposits (excluding repos)	60.6	56.9	7%	55.1	10%
Bank deposits (excluding repos)	5.1	4.3	19%	2.0	155%
Loan:deposit ratio (excluding repos)	98%	98%	-	91%	700bp
Risk-weighted assets (2)
- Credit risk
- non-counterparty	62.4	58.6	6%	50.7	23%
- counterparty	0.9	0.7	29%	0.5	80%
- Operational risk	5.1	5.1	-	4.9	4%

Total risk-weighted assets	68.4	64.4	6%	56.1	22%

Spot exchange rate - US$/£	1.562	1.622		1.654

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £60.6 billion.

Key points

●	Sterling weakened during the year, with the spot exchange rate at 31 December 2014 decreasing 6%.
●	Performance is described in full in the US dollar-based financial statements set out on pages 56 to 59.

Citizens Financial Group (US dollar)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,317	2,960	846	824	763

Net fees and commissions	1,168	1,190	293	291	298
Other non-interest income	589	489	69	68	97

Non-interest income	1,757	1,679	362	359	395

Total income	5,074	4,639	1,208	1,183	1,158

Direct expenses
- staff costs	(1,697)	(1,707)	(417)	(425)	(409)
- other costs	(1,631)	(1,544)	(408)	(388)	(412)
Indirect expenses	-	(173)	-	-	(50)
Restructuring costs	(169)	(24)	(32)	(22)	(16)

Operating expenses	(3,497)	(3,448)	(857)	(835)	(887)

Profit before impairment losses	1,577	1,191	351	348	271
Impairment losses	(324)	(244)	(73)	(77)	(75)

Operating profit	1,253	947	278	271	196

Operating expenses - adjusted (1)	(3,328)	(3,424)	(825)	(813)	(871)

Operating profit - adjusted (1)	1,422	971	310	293	212
Note:

(1)	Excluding restructuring costs.

Key metrics
	Years ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	6.6%	5.7%	5.7%	5.6%	4.7%
Return on equity - adjusted (1,2)	7.5%	5.8%	6.4%	6.1%	5.1%
Net interest margin	2.88%	2.91%	2.86%	2.82%	2.91%
Cost:income ratio	69%	74%	71%	71%	77%
Cost:income ratio - adjusted (2)	66%	74%	68%	69%	75%
Loan impairment charge as a % of gross customer
loans and advances	0.3%	0.3%	0.3%	0.3%	0.4%
Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)	Excluding restructuring costs.

Citizens Financial Group (US dollar)

	31 December	30 September		31 December
	2014	2014		2013
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	12.1	11.5	5%	9.6	26%
- home equity	18.8	19.1	(2%)	20.1	(6%)
- SBO home equity	1.8	1.9	(5%)	-	100%
- corporate and commercial	43.6	41.8	4%	39.8	10%
- other consumer	17.6	16.9	4%	14.1	25%

Total loans and advances to customers (gross)	93.9	91.2	3%	83.6	12%
Loan impairment provisions	(0.8)	(0.8)	-	(0.4)	100%

Net loans and advances to customers	93.1	90.4	3%	83.2	12%

Funded assets	132.0	130.7	1%	117.9	12%
Total assets	132.6	131.2	1%	118.6	12%
Investment securities	24.7	24.9	(1%)	21.3	16%
Risk elements in lending
- retail	1.8	1.8	-	1.5	20%
- commercial	0.3	0.2	50%	0.2	50%

Total risk elements in lending	2.1	2.0	5%	1.7	24%

Provision coverage (1)	40%	41%	(100bp)	26%	1,400bp
Customer deposits (excluding repos)	94.6	92.4	2%	91.1	4%
Bank deposits (excluding repos)	8.0	7.0	14%	3.3	142%
Loan:deposit ratio (excluding repos)	98%	98%	-	91%	700bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	97.4	95.0	3%	83.8	16%
- counterparty	1.4	1.2	17%	0.8	75%
- Operational risk	8.0	8.3	(4%)	8.2	(2%)

Total risk-weighted assets	106.8	104.5	2%	92.8	15%
Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January were $100.2 billion.

Key points
In accordance with a commitment to the EC to sell Citizens by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens Financial Group, Inc. during the second half of 2014 primarily through an initial public offering in the USA. In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives restated, and as a disposal group.

Although CFG has been reclassified as a discontinued operation it continues to be a reportable operating segment.

FY 2014 and Q4 2014 results are not directly comparable with prior year periods; prior year results exclude Non-Core operations and include indirect expenses. In the context of the planned disposal of Citizens Financial Group, indirect expenses are no longer allocated to the segment.

Citizens Financial Group (US dollar)

Key points (continued)
2014 compared with 2013

•
Operating profit increased by $306 million, or 32%, to $1,253 million, reflecting the Q2 2014 gain on the sale of the Illinois franchise. The former Non-Core portfolio is now included and indirect expenses are no longer allocated on a prospective basis from 1 January 2014. On a comparable basis, operating profit excluding the impact of the Illinois sale, $283 million net gain, and restructuring costs, $169 million (FY 2013 - $24 million), was up 16% driven by an increase in net interest income and a decrease in impairment losses partially offset by lower non-interest income.

•
Net interest income was up $357 million, or 12%, to $3,317 million driven by a larger investment portfolio, loan growth including the transfer of assets from Non-Core, the benefit of interest rate swaps and deposit pricing discipline. This was partially offset by a reduction in loan spreads, reflecting the impact of the relatively persistent low-rate environment on loan yields, higher borrowing costs related to subordinated debt issuances and the impact of lost revenue from the Illinois franchise sale.

•	Higher rates led to investment security purchases resulting in average portfolio growth of $5.4 billion over the year.

•
Average loans and advances were up 10% driven by the $3.4 billion transfer of assets from Non-Core, commercial loan growth, auto loan organic growth and purchases of residential mortgages and auto loans, which were partially offset by a reduction in home equity loans.

•	Average customer deposits were down 2% with planned run-off of high priced deposits.

•	Loan:deposit ratio improved 700 basis points to 98%.

•
Excluding the gain on the sale of the Illinois franchise of $283 million, non-interest income was down $205 million, or 12%, to $1,474 million reflecting lower securities gains of $116 million, lower mortgage banking fees of $52 million, as refinancing volumes have slowed, lower deposit fees of $52 million due to a change in the posting order of transactions and the impact of lost revenue from the Illinois franchise sale. This was partially offset by underlying strength in commercial banking fee income. Mortgage origination activity has slowed as market rates have risen, leading to lower applications combined with lower levels of gains on sales of mortgages.

•
Excluding restructuring costs of $169 million (FY 2013 - $24 million), total expenses were down $96 million, or 3%, to $3,328 million driven by the removal of indirect costs in 2014 and the impact of the Illinois franchise sale partially offset by lower mortgage servicing rights impairment release and higher consumer regulatory compliance costs.

•	Restructuring costs include costs related to the sale of the Illinois franchise, separation from RBS, as well as efforts to improve processes and enhance efficiency.

•	Impairment losses increased by $80 million to $324 million due to charge-offs related to assets transferred from Non-Core.

Citizens Financial Group (US dollar)

Key points (continued)
Q4 2014 compared with Q3 2014

•	Operating profit increased by $7 million, or 3%, to $278 million due to higher revenue largely offset by higher expenses.

•
Net interest income was up $22 million, or 3%, to $846 million driven largely by a $2.4 billion increase in average loans and leases, higher investment portfolio income and a reduction in pay-fixed swap costs partially offset by higher subordinated debt borrowing costs and deposit costs.

•	Average loans and advances were up 3% due to commercial loan growth and retail loan growth driven by higher auto, residential mortgage and student loans partially offset by home equity run-off.

•	Average deposits were up 3% with growth across all deposit products.

•	Loan:deposit ratio remained stable at 98% despite strong loan growth.

•	Non-interest income was up $3 million, or 1%, to $362 million driven by commercial banking fee income.

•	Operating expenses were up $22 million, or 3%, to $857 million due to higher restructuring costs and a mortgage servicing rights impairment in Q4 2014 versus a release in Q3 2014.

•
Impairment losses decreased by $4 million to $73 million for the quarter as the benefit of continued improvement in asset quality and a reduction in net charge-offs was somewhat offset by the effect of loan growth.

Q4 2014 compared with Q4 2013

•	Operating profit increased by $82 million, or 42%, to $278 million due to higher net interest income and lower expenses partially offset by lower non-interest income.

•
Net interest income increased $83 million, or 11%, to $846 million as the benefit of growth in average earning assets, a reduction in pay-fixed swap costs and improved security yields was partially offset by continued pressure from the relatively persistent low-rate environment on loan yields and mix, higher borrowing costs related to subordinated debt issuances and the effect of the Illinois franchise sale.

•
Non-interest income was down $33 million, or 8%, to $362 million largely due to lower securities gains and the impact of the Illinois franchise sale partially offset by growth in commercial banking fees.

•	Excluding restructuring costs and indirect costs of $32 million (Q4 2013 - $66 million) expenses remained broadly flat at $825 million.

•	Impairment losses were broadly in line with prior year despite the Non-Core transfer.

RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Year ended	Quarter ended
	31 December	31 December	30 September	30 June	31 March
	2014	2014	2014	2014	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	(24)	(17)	(18)	16	(5)

Net fees and commissions	58	15	12	17	14
Income from trading activities (1)	(218)	(207)	42	(69)	16
Other operating income (1)	229	24	86	71	48

Non-interest income	69	(168)	140	19	78

Total income	45	(185)	122	35	73

Direct expenses
- staff costs	(167)	(41)	(37)	(51)	(38)
- other costs	(85)	(29)	(24)	(14)	(18)
Indirect expenses	(104)	(25)	(24)	(32)	(23)
Restructuring costs	(7)	(3)	(4)	-	-

Operating expenses	(363)	(98)	(89)	(97)	(79)

(Loss)/profit before impairment losses	(318)	(283)	33	(62)	(6)
Impairment releases/(losses) (1)	1,306	681	605	128	(108)

Operating profit/(loss)	988	398	638	66	(114)

Operating expenses - adjusted (2)	(356)	(95)	(85)	(97)	(79)

Operating profit/(loss) - adjusted (2)	995	401	642	66	(114)

Total income
Ulster Bank	(20)	8	(29)	14	(13)
Real Estate Finance	222	59	67	13	83
Corporate	(17)	(75)	72	(12)	(2)
Markets	(140)	(177)	12	20	5

Total income	45	(185)	122	35	73
	`	`	`	`	`
Impairment (releases)/losses
Ulster Bank	(1,106)	(712)	(379)	(67)	52
Real Estate Finance	(183)	10	(159)	(123)	89
Corporate	(21)	10	(70)	73	(34)
Markets	4	11	3	(11)	1

Total impairment (releases)/losses	(1,306)	(681)	(605)	(128)	108

Loan impairment charge as % of gross loans
and advances (3)
Ulster Bank	(10.1%)	(25.9%)	(12.0%)	(1.9%)	1.3%
Real Estate Finance	(4.5%)	1.0%	(11.6%)	(6.6%)	4.1%
Corporate	(0.3%)	0.6%	(4.0%)	3.7%	(1.5%)
Markets	(1.7%)	-	(0.6%)	(3.6%)	-

Total	(6.0%)	(12.6%)	(9.5%)	(1.7%)	1.2%

Notes:

(1)
Asset disposals contributed £291 million (Q3 2014 - £332 million; Q2 2014 - £225 million; Q1 2014 - £56 million) to RCR's operating profit: impairment provision releases of £321 million (Q3 2014 - £232 million; Q2 2014 - £257 million; Q1 2014 - £64 million); £11 million loss in income from trading activities (Q3 2014 - £97 million gain; Q2 2014 - £6 million gain; Q1 2014 - £5 million loss) and £19 million loss in other operating income (Q3 2014 - £3 million gain; Q2 2014 - £38 million; Q1 2014 - £3 million).

(2)	Excluding restructuring costs.
(3)	Includes disposal groups.

RBS Capital Resolution

	31 December	30 September	30 June	31 March
	2014	2014	2014	2014
	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	21.9	25.8	30.0	34.0
Loan impairment provisions	(10.9)	(12.6)	(14.4)	(15.7)

Net loans and advances to customers	11.0	13.2	15.6	18.3

Debt securities	1.0	1.7	1.9	2.2
Funded assets	14.9	17.9	20.9	24.3
Total assets	29.0	31.3	34.4	38.8

Risk elements in lending (1)	15.4	17.4	20.4	23.0
Provision coverage (2)	71%	72%	71%	68%
Risk-weighted assets
- Credit risk
- non-counterparty	13.6	18.7	22.6	29.6
- counterparty	4.0	8.2	8.2	5.7
- Market risk	4.4	3.7	4.3	5.2

Total risk-weighted assets	22.0	30.6	35.1	40.5

Gross loans and advances to customers (1)
Ulster Bank	11.0	12.6	13.9	15.5
Real Estate Finance	4.1	5.5	7.4	8.6
Corporate	6.2	7.0	7.8	9.1
Markets	0.6	0.7	0.9	0.8

	21.9	25.8	30.0	34.0

Funded assets - Ulster Bank
Commercial real estate - investment	1.2	1.5	1.9	2.4
Commercial real estate - development	0.7	0.7	0.7	0.8
Other corporate	0.7	0.7	0.9	1.2

	2.6	2.9	3.5	4.4

Funded assets - Real Estate Finance
UK	2.5	3.2	4.4	4.7
Germany	0.4	0.8	1.0	1.4
Spain	0.5	0.5	0.5	0.6
Other	0.8	0.9	0.8	1.0

	4.2	5.4	6.7	7.7

Funded assets - Corporate
Structured finance	1.7	1.7	2.0	2.2
Shipping	1.8	1.9	1.9	2.0
Other	2.3	3.1	3.5	4.4

	5.8	6.7	7.4	8.6

Funded assets - Markets
Securitised products	1.8	2.3	2.7	3.0
Emerging markets	0.5	0.6	0.6	0.6

	2.3	2.9	3.3	3.6
Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS Capital Resolution

Funded assets and RWAe
	Non-performing (1)					Performing (1)					Total
	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital	Funded assets		RWAe (2)		Capital
	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts (3)
31 December 2014	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Ulster Bank	10.7	2.2	3.4	-	340	0.5	0.4	0.5	1.3	(82)	11.2	2.6	3.9	1.3	258
Real Estate Finance	3.2	2.0	1.0	-	98	2.2	2.2	4.8	4.7	13	5.4	4.2	5.8	4.7	111
Corporate	2.2	1.1	1.6	-	161	4.7	4.7	6.7	7.2	(49)	6.9	5.8	8.3	7.2	112
Markets	0.1	0.1	0.1	-	12	2.2	2.2	9.2	8.8	41	2.3	2.3	9.3	8.8	53

Total RCR	16.2	5.4	6.1	-	611	9.6	9.5	21.2	22.0	(77)	25.8	14.9	27.3	22.0	534

30 June 2014

Ulster Bank	13.0	2.6	4.4	-	446	1.1	0.9	0.1	2.3	(229)	14.1	3.5	4.5	2.3	217
Real Estate Finance	5.0	2.7	4.1	0.3	389	4.1	4.0	6.4	6.1	16	9.1	6.7	10.5	6.4	405
Corporate	2.6	1.2	1.8	-	184	6.3	6.2	14.8	15.1	(28)	8.9	7.4	16.6	15.1	156
Markets	0.1	0.1	0.5	0.2	34	3.2	3.2	11.4	11.1	30	3.3	3.3	11.9	11.3	64

Total RCR	20.7	6.6	10.8	0.5	1,053	14.7	14.3	32.7	34.6	(211)	35.4	20.9	43.5	35.1	842

1 January 2014

Ulster Bank	14.8	3.7	7.6	0.2	738	1.4	1.1	1.3	3.1	(179)	16.2	4.8	8.9	3.3	559
Real Estate Finance	7.2	4.2	6.1	0.3	580	5.8	5.3	12.5	13.2	(75)	13.0	9.5	18.6	13.5	505
Corporate	3.3	1.7	2.9	0.2	269	8.1	8.1	18.2	16.2	208	11.4	9.8	21.1	16.4	477
Markets	0.2	0.1	0.6	-	58	4.7	4.7	15.8	13.5	233	4.9	4.8	16.4	13.5	291

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

Notes:

(1)	Performing assets are those with an internal asset quality band of AQ1 - A9; and non-performing assets are in AQ10 with a probability of default being 100%.
(2)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(3)
The most significant component of capital deductions relate to expected loss less impairment provisions of £518 million (30 June 2014 - £823 million; 1 January 2014 - £1,774 million). The negative capital deductions for performing exposures are a result of the latent loss provisions held in respect of the performing portfolio.

RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.8	(0.2)	(2.8)	1.1	(0.3)	2.6
Real Estate Finance	9.5	(2.3)	(2.9)	0.1	(0.2)	4.2
Corporate	9.8	(2.3)	(1.9)	-	0.2	5.8
Markets	4.8	(1.1)	(1.5)	-	0.1	2.3

Total	28.9	(5.9)	(9.1)	1.2	(0.2)	14.9

Quarter ended 31 December 2014

Ulster Bank	2.9	-	(1.0)	0.7	-	2.6
Real Estate Finance	5.4	(0.2)	(1.0)	-	-	4.2
Corporate	6.7	(0.2)	(0.8)	-	0.1	5.8
Markets	2.9	(0.1)	(0.5)	-	-	2.3

Total	17.9	(0.5)	(3.3)	0.7	0.1	14.9

Quarter ended 30 September 2014

Ulster Bank	3.5	-	(0.8)	0.4	(0.2)	2.9
Real Estate Finance	6.7	(0.5)	(0.8)	0.1	(0.1)	5.4
Corporate	7.4	(0.6)	(0.4)	0.1	0.2	6.7
Markets	3.3	(0.4)	(0.1)	-	0.1	2.9

Total	20.9	(1.5)	(2.1)	0.6	-	17.9

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.3	(0.5)	(0.5)	(0.9)	-	(0.1)	1.3
Real Estate Finance	13.5	(2.2)	(1.4)	(5.2)	-	-	4.7
Corporate	16.4	(2.2)	(3.0)	(4.1)	(0.4)	0.5	7.2
Markets	13.5	(2.7)	(2.7)	0.2	-	0.5	8.8

Total	46.7	(7.6)	(7.6)	(10.0)	(0.4)	0.9	22.0

Quarter ended 31 December 2014

Ulster Bank	2.1	-	(0.4)	(0.4)	-	-	1.3
Real Estate Finance	5.6	(0.1)	(0.7)	(0.2)	-	0.1	4.7
Corporate	14.0	(0.4)	(1.2)	(5.4)	-	0.2	7.2
Markets	8.9	(0.2)	(0.5)	-	-	0.6	8.8

Total	30.6	(0.7)	(2.8)	(6.0)	-	0.9	22.0

Quarter ended 30 September 2014

Ulster Bank	2.3	-	-	(0.1)	-	(0.1)	2.1
Real Estate Finance	6.4	(0.3)	-	(0.5)	-	-	5.6
Corporate	15.1	(0.9)	(0.8)	(0.1)	-	0.7	14.0
Markets	11.3	(0.7)	(0.9)	(0.8)	-	-	8.9

Total	35.1	(1.9)	(1.7)	(1.5)	-	0.6	30.6

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Year ended 31 December 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(30)	(226)	(116)	81	(10)	258
Real Estate Finance	505	(396)	(683)	621	78	(14)	111
Corporate	477	(192)	(113)	17	(102)	25	112
Markets	291	(15)	(80)	(139)	1	(5)	53

Total	1,832	(633)	(1,102)	383	58	(4)	534

Quarter ended 31 December 2014

Ulster Bank	272	(2)	(62)	20	24	6	258
Real Estate Finance	365	(36)	(213)	49	(57)	3	111
Corporate	81	(42)	(42)	148	(56)	23	112
Markets	56	(5)	-	3	-	(1)	53

Total	774	(85)	(317)	220	(89)	31	534

Quarter ended 30 September 2014

Ulster Bank	217	-	(47)	(18)	120	-	272
Real Estate Finance	405	(68)	(382)	299	112	(1)	365
Corporate	156	(56)	(26)	(69)	64	12	81
Markets	64	(1)	(1)	(7)	1	-	56

Total	842	(125)	(456)	205	297	11	774

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.8)	(2.7)	(2.1)	0.7	(0.1)	3.9
Real Estate Finance	18.6	(6.2)	(8.2)	0.9	0.7	-	5.8
Corporate	21.1	(4.0)	(4.0)	(4.0)	(1.4)	0.6	8.3
Markets	16.4	(2.8)	(3.5)	(1.1)	-	0.3	9.3

Total	65.0	(13.8)	(18.4)	(6.3)	-	0.8	27.3

Quarter ended 31 December 2014

Ulster Bank	4.8	-	(1.0)	(0.2)	0.2	0.1	3.9
Real Estate Finance	9.2	(0.5)	(2.8)	0.3	(0.6)	0.2	5.8
Corporate	14.8	(0.8)	(1.6)	(4.0)	(0.5)	0.4	8.3
Markets	9.5	(0.2)	(0.5)	-	-	0.5	9.3

Total	38.3	(1.5)	(5.9)	(3.9)	(0.9)	1.2	27.3

Quarter ended 30 September 2014

Ulster Bank	4.5	-	(0.5)	(0.3)	1.2	(0.1)	4.8
Real Estate Finance	10.5	(1.0)	(3.8)	2.4	1.1	-	9.2
Corporate	16.6	(1.4)	(1.0)	(0.8)	0.6	0.8	14.8
Markets	11.9	(0.7)	(0.9)	(0.8)	-	-	9.5

Total	43.5	(3.1)	(6.2)	0.5	2.9	0.7	38.3
Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 December 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	6.2	4.9	2.8	79	57	45	(553)	1,911
- development	6.4	6.2	5.3	97	85	83	(611)	560
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	7.0	3.4	2.4	49	71	34	(169)	1,032

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.0	2.9	2.0	97	69	67	(450)	445
- development	5.8	5.8	5.1	100	88	88	(608)	425
Other corporate	2.2	2.0	1.5	91	75	68	(48)	256

Total Ulster Bank	11.0	10.7	8.6	97	80	78	(1,106)	1,126

Commercial Banking
Commercial real estate
- investment	1.2	0.7	0.2	58	29	17	(5)	228
- development	0.4	0.3	0.1	75	33	25	(11)	104
Other corporate	1.0	0.5	0.3	50	60	30	-	192

Total Commercial Banking	2.6	1.5	0.6	58	40	23	(16)	524

CIB
Commercial real estate
- investment	2.0	1.3	0.6	65	46	30	(98)	1,238
- development	0.2	0.1	0.1	50	100	50	8	31
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	3.8	0.9	0.6	24	67	16	(121)	584

Total CIB	8.3	3.2	1.7	39	53	20	(174)	1,933

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

Of which:
UK	10.0	6.2	4.1	62	66	41	(402)	2,266
Europe	10.9	8.9	6.6	82	74	61	(875)	1,267
US	0.3	0.1	-	33	-	-	(19)	26
RoW	0.7	0.2	0.2	29	100	29	-	24

Customers	21.9	15.4	10.9	70	71	50	(1,296)	3,583
Banks	0.5	-	-	-	-	-	(10)	8

Total	22.4	15.4	10.9	69	71	49	(1,306)	3,591
For the notes to this table refer to the following page.

RBS Capital Resolution

				Credit metrics			Quarter ended
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
30 September 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	8.4	6.0	3.5	71	58	42	(299)	572
- development	7.1	6.7	5.9	94	88	83	(127)	105
Asset finance	2.4	0.8	0.4	33	50	17	7	21
Other corporate	7.8	3.9	2.8	50	72	36	(165)	255
Other	0.1	-	-	-	-	-	(21)	-

	25.8	17.4	12.6	67	72	49	(605)	953

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.8	3.5	2.5	92	71	66	(168)	86
- development	6.4	6.2	5.6	97	90	88	(116)	77
Other corporate	2.4	2.2	1.7	92	77	71	(95)	11

Total Ulster Bank	12.6	11.9	9.8	94	82	78	(379)	174

Commercial Banking
Commercial real estate
- investment	1.6	0.8	0.3	50	38	19	(44)	62
- development	0.5	0.4	0.2	80	50	40	(16)	20
Asset finance	-	-	-	-	-	-	-	1
Other corporate	1.2	0.6	0.4	50	67	33	(38)	36
Other	-	-	-	-	-	-	(3)	-

Total Commercial Banking	3.3	1.8	0.9	55	50	27	(101)	119

CIB
Commercial real estate
- investment	3.0	1.7	0.7	57	41	23	(87)	424
- development	0.2	0.1	0.1	50	100	50	5	8
Asset finance	2.4	0.8	0.4	33	50	17	7	20
Other corporate	4.2	1.1	0.7	26	64	17	(32)	208
Other	0.1	-	-	-	-	-	(18)	-

Total CIB	9.9	3.7	1.9	37	51	19	(125)	660

Total	25.8	17.4	12.6	67	72	49	(605)	953

Of which:
UK	11.3	6.3	4.1	56	65	36	(245)	630
Europe	13.4	10.7	8.3	80	78	62	(357)	302
US	0.3	0.1	-	33	-	-	(1)	18
RoW	0.8	0.3	0.2	38	67	25	(2)	3

Customers	25.8	17.4	12.6	67	72	49	(605)	953
Banks	0.6	-	-	-	-	-	-	9

Total	26.4	17.4	12.6	66	72	48	(605)	962
Notes:

(1) Includes disposal groups.	.
(2) Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.
.

RBS Capital Resolution

Key points
Year ended 31 December 2014

•	RCR funded assets were reduced by £14 billion, or 48%, during 2014, driven by disposals and repayments.

•
The original target was for RCR to reduce funded assets by between 55% to 70% by the end of 2015 and by 85% over three years from 1 January 2014. Based on the strong performance in 2014, RCR is now expected to reduce funded assets by 85% by the end of 2015, a year earlier than planned.

•	RWA equivalent decreased by £38 billion, or 58%, during 2014. This primarily reflects disposals and repayments, supplemented by methodology changes and lower market risk RWAs.

•
Operating profit of £988 million reflects impairment provision releases and higher than anticipated sale prices for assets driven by a combination of strong execution and favourable market conditions particularly in Ireland.

•	The net effect of the £988 million operating profit and RWA equivalent reduction of £38 billion(1) was CET1 accretion of £4.8 billion.

Funding employed

•	RCR continues to be funded primarily by RBS Treasury and has no material third party deposits.

•	The funding is based on the original target of reducing third party assets by 85% over three years from the creation of RCR on 1 January 2014.

Q4 2014 compared with Q3 2014
Funded assets

•	RCR funded assets fell to £15 billion, a reduction of £3 billion, or 17%, during the quarter.

•	The reduction was primarily achieved by disposals, and continued to benefit from a combination of strong liquidity in the market and asset demand in specific sectors.

•	Disposal activity was across all sectors, with the most notable reductions in the Ulster Bank and Real Estate Finance asset management groups.

•	The percentage mix of assets across each of the asset management groups remained broadly stable.

Capital
•	RWA equivalent reduction of £11 billion to £27 billion reflects a combination of disposals, recoveries and risk parameter changes.

•
The operating focus in the quarter continued to be on capital intensive positions to maximise the capital accretion benefit and ensure this was achieved in an economic manner, consistent with our asset management principles.

Operating performance
•
Operating profit for the quarter was £398 million. The disposal strategy and favourable market and economic conditions resulted in a £681 million reduction in impairment provisions. The quarterly loss of £207 million in trading activities was primarily driven by movements in funding valuation and credit valuation adjustments.

•	The net effect of the operating profit of £398 million and RWA equivalent reduction of £11 billion(2) was CET1 accretion of £1.5 billion in the quarter.
Notes:

(1)	Capital equivalent: £3.8 billion at an internal CET1 ratio of 10%.
(2)	Capital equivalent: £1.1 billion at an internal CET1 ratio of 10%.

Condensed consolidated income statement
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	13,079	14,488	3,238	3,297	3,437
Interest payable	(3,821)	(5,471)	(856)	(927)	(1,154)

Net interest income	9,258	9,017	2,382	2,370	2,283

Fees and commissions receivable	4,414	4,678	1,055	1,116	1,183
Fees and commissions payable	(875)	(923)	(204)	(196)	(240)
Income from trading activities	1,285	2,571	(403)	238	175
Gain on redemption of own debt	20	175	-	-	(29)
Other operating income	1,048	1,219	135	108	(7)

Non-interest income	5,892	7,720	583	1,266	1,082

Total income	15,150	16,737	2,965	3,636	3,365

Staff costs	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)
Premises and equipment	(2,081)	(2,038)	(480)	(475)	(622)
Other administrative expenses	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)
Depreciation and amortisation	(930)	(1,247)	(203)	(261)	(321)
Write down of goodwill and other intangible assets	(523)	(1,403)	(311)	-	(1,403)

Operating expenses	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Profit/(loss) before impairment losses	1,291	(729)	(1,353)	253	(4,057)
Impairment releases/(losses)	1,352	(8,120)	670	847	(5,030)

Operating profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)
Tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403

Profit/(loss) from continuing operations	734	(9,035)	(1,723)	823	(8,684)

(Loss)/profit from discontinued operations, net of tax
- Citizens (2)	(3,486)	410	(3,885)	114	78
- Other	41	148	3	3	15

(Loss)/profit from discontinued operations,
net of tax	(3,445)	558	(3,882)	117	93

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)
Non-controlling interests	(60)	(120)	(71)	53	3
Preference share and other dividends	(379)	(398)	(115)	(97)	(114)
Dividend access share	(320)	-	-	-	-

(Loss)/profit attributable to ordinary and
B shareholders	(3,470)	(8,995)	(5,791)	896	(8,702)

(Loss)/earnings per ordinary and equivalent
B share (EPS) (3)
Basic EPS from continuing and discontinued operations	(30.6p)	(80.3p)	(50.7p)	7.9p	(77.3p)
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)
Notes:

(1)	A reconciliation between the statutory income statement above and the non-statutory income statement on page 17 is given in Appendix 2 to this announcement.
(2)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss on transfer of CFG to disposal groups, certain Citizens related activities in Central items and related one-off and other items.

(3)	Diluted EPS in the quarter ended 30 September 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Consolidated statement of comprehensive income
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)

Items that do not qualify for reclassification
Actuarial (losses)/gains on defined benefit plans	(108)	446	(108)	-	446
Income tax on items that do not qualify for
reclassification	(36)	(246)	(36)	-	(83)

	(144)	200	(144)	-	363

Items that qualify for reclassification
Available-for-sale financial assets	807	(406)	199	79	(103)
Cash flow hedges	1,413	(2,291)	958	207	(667)
Currency translation	307	(229)	424	616	(328)
Tax	(455)	1,014	(264)	(31)	203

Other comprehensive income/(loss) after tax	1,928	(1,712)	1,173	871	(532)

Total comprehensive (loss)/income for the period	(783)	(10,189)	(4,432)	1,811	(9,123)

Total comprehensive (loss)/income is
attributable to:
Non-controlling interests	246	137	204	12	16
Preference shareholders	330	349	99	91	99
Paid-in equity holders	49	49	16	6	15
Dividend access share	320	-	-	-	-
Ordinary and B shareholders	(1,728)	(10,724)	(4,751)	1,702	(9,253)

	(783)	(10,189)	(4,432)	1,811	(9,123)

Key points

●	The movement in available-for-sale financial assets during the year and in Q4 2014 predominantly reflects unrealised gains arising on US and Spanish bonds.

●	Cash flow hedging gains in both the year and Q4 2014 largely result from significant decreases in Sterling and Euro swap rates across the maturity profile of the portfolio.

●
Currency translation gains in the year are principally due to the weakening of Sterling against the US dollar. For the year, these gains were partially offset by the impact of the strength of Sterling against the Euro.

●
Actuarial losses on defined benefit plans in 2014 arose as a result of a reduction in long-term high quality corporate bond yields and therefore the discount rate used to value defined benefit obligations and a change to the assumed rate of future improvement in mortality. Actuarial losses have been partially offset by actuarial gains in the main pension scheme arising from a higher value of assets than expected. (see Note 5 on page 84 for more details).

Condensed consolidated balance sheet
at 31 December 2014

	31 December	30 September	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	74,872	67,900	82,659
Net loans and advances to banks	23,027	29,090	27,555
Reverse repurchase agreements and stock borrowing	20,708	24,860	26,516
Loans and advances to banks	43,735	53,950	54,071
Net loans and advances to customers	334,251	392,969	390,825
Reverse repurchase agreements and stock borrowing	43,987	50,631	49,897
Loans and advances to customers	378,238	443,600	440,722
Debt securities	86,649	106,769	113,599
Equity shares	5,635	8,309	8,811
Settlement balances	4,667	20,941	5,591
Derivatives	353,590	314,021	288,039
Intangible assets	7,781	12,454	12,368
Property, plant and equipment	6,167	6,985	7,909
Deferred tax	1,540	2,843	3,478
Prepayments, accrued income and other assets	5,878	7,185	7,614
Assets of disposal groups	82,011	1,153	3,017

Total assets	1,050,763	1,046,110	1,027,878

Liabilities
Bank deposits	35,806	38,986	35,329
Repurchase agreements and stock lending	24,859	30,799	28,650
Deposits by banks	60,665	69,785	63,979
Customer deposits	354,288	405,367	414,396
Repurchase agreements and stock lending	37,351	44,302	56,484
Customer accounts	391,639	449,669	470,880
Debt securities in issue	50,280	53,487	67,819
Settlement balances	4,503	21,049	5,313
Short positions	23,029	34,499	28,022
Derivatives	349,805	310,361	285,526
Accruals, deferred income and other liabilities	13,346	14,618	16,017
Retirement benefit liabilities	2,579	2,629	3,210
Deferred tax	500	491	507
Subordinated liabilities	22,905	24,412	24,012
Liabilities of disposal groups	71,320	272	3,378

Total liabilities	990,571	981,272	968,663

Equity
Non-controlling interests	2,946	2,747	473
Owners' equity*
Called up share capital	6,877	6,832	6,714
Reserves	50,369	55,259	52,028

Total equity	60,192	64,838	59,215

Total liabilities and equity	1,050,763	1,046,110	1,027,878

* Owners' equity attributable to:
Ordinary and B shareholders	52,149	56,799	53,450
Other equity owners	5,097	5,292	5,292

	57,246	62,091	58,742

Average balance sheet

		Year ended		Quarter ended
		31 December	31 December	31 December	30 September
		2014	2013	2014	2014
		%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business		3.04	3.07	3.06	3.04
Cost of interest-bearing liabilities of banking business		(1.13)	(1.38)	(1.05)	(1.10)

Interest spread of banking business		1.91	1.69	2.01	1.94
Benefit from interest-free funds		0.32	0.32	0.31	0.32

Net interest margin of banking business		2.23	2.01	2.32	2.26

Average interest rates
Base rate		0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling		0.54	0.52	0.56	0.56
- Eurodollar		0.23	0.24	0.24	0.23
- Euro		0.21	0.27	0.08	0.16

	Year ended			Year ended
	31 December 2014			31 December 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	69,371	370	0.53	74,706	430	0.58
Loans and advances to customers	379,422	14,188	3.74	399,856	15,087	3.77
Debt securities	54,037	736	1.36	69,319	1,189	1.72

Interest-earning assets
- banking business (1,3,4,5)	502,830	15,294	3.04	543,881	16,706	3.07
- trading business (6)	166,643			216,211

Non-interest earning assets	371,881			467,274

Total assets	1,041,354			1,227,366

Memo: Funded assets	735,828			845,506

Liabilities
Deposits by banks	16,590	141	0.85	23,474	395	1.68
Customer accounts	298,061	1,879	0.63	336,069	2,831	0.84
Debt securities in issue	41,658	1,069	2.57	55,923	1,389	2.48
Subordinated liabilities	23,659	887	3.75	24,188	856	3.54
Internal funding of trading business	(20,061)	91	(0.45)	(19,564)	329	(1.68)

Interest-bearing liabilities
- banking business (1,2,4,5)	359,907	4,067	1.13	420,090	5,800	1.38
- trading business (6)	177,156			223,264

Non-interest-bearing liabilities
- demand deposits	84,875			76,607
- other liabilities	357,841			438,856
Owners' equity (7)	61,575			68,549

Total liabilities and owners' equity	1,041,354			1,227,366

Notes:

(1)
Interest receivable has been increased by £11 million (2013 - £4 million) and interest payable has been increased by £58 million (2013 - £83 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £3 million (2013 - £11 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest receivable has been decreased by nil (2013 - £38 million) and interest payable has been decreased by nil (2013 - £31 million) in respect of non-recurring adjustments.
(4)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(5)
Interest receivable has been increased by £2,204 million (2013 - £2,252 million) and interest payable has been increased by £191 million (2013 - £288 million) to include the discontinued operations of Citizens. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(6)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(7)	Including equity attributable to ordinary and B shareholders of £55,351 million (2013 - £62,011 million).

Average balance sheet

	Quarter ended			Quarter ended
	31 December 2014			30 September 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	68,264	98	0.57	71,017	94	0.53
Loans and advances to customers	375,951	3,549	3.75	377,180	3,578	3.76
Debt securities	51,331	178	1.38	53,186	175	1.31

Interest-earning assets
- banking business (1,2,3)	495,546	3,825	3.06	501,383	3,847	3.04
- trading business (4)	149,147			165,337

Non-interest earning assets	405,795			378,400

Total assets	1,050,488			1,045,120

Memo: funded assets	704,929			747,480

Liabilities
Deposits by banks	14,890	25	0.67	17,725	24	0.54
Customer accounts	291,860	425	0.58	296,204	467	0.63
Debt securities in issue	38,201	232	2.41	40,598	251	2.45
Subordinated liabilities	22,609	228	4.00	24,371	227	3.70
Internal funding of trading business	(18,681)	12	(0.25)	(21,061)	22	(0.41)

Interest-bearing liabilities
- banking business (1,3)	348,879	922	1.05	357,837	991	1.10
- trading business (4)	156,927			181,347

Non-interest-bearing liabilities
- demand deposits	94,422			82,328
- other liabilities	386,335			361,580
Owners' equity (5)	63,925			62,028

Total liabilities and owners' equity	1,050,488			1,045,120

Notes:

(1)
Interest receivable has been increased by £2 million (Q3 2014 - £8 million) and interest payable has been increased by £14 million (Q3 2014 - £15 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3)
Interest receivable has been increased by £585 million (Q3 2014 - £542 million) and interest payable has been increased by £52 million (Q3 2014 - £49 million) to include the discontinued operations of Citizens. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)	Including equity attributable to ordinary and B shareholders of £57,613 million (Q3 2014 - £55,870 million).

Condensed consolidated statement of changes in equity
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,714	6,582	6,832	6,811	6,697
Ordinary shares issued	163	132	45	21	17

At end of period	6,877	6,714	6,877	6,832	6,714

Paid-in equity
At 1 January	979	979	979	979	979
Reclassification (1)	(195)	-	(195)	-	-

At end of period	784	979	784	979	979

Share premium account
At beginning of period	24,667	24,361	24,934	24,885	24,628
Ordinary shares issued	385	306	118	49	39

At end of period	25,052	24,667	25,052	24,934	24,667

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(308)	(346)	172	138	(252)
Unrealised gains/(losses)	980	607	173	(37)	1
Realised (gains)/losses	(333)	(891)	(19)	52	(122)
Tax	(67)	432	(27)	28	65
Recycled to profit or loss on disposal of businesses (2)	36	(110)	-	-	-
Transfer to retained earnings	(9)	-	-	(9)	-

At end of period	299	(308)	299	172	(308)

Cash flow hedging reserve
At beginning of period	(84)	1,666	291	94	447
Amount recognised in equity	2,871	(967)	1,328	575	(271)
Amount transferred from equity to earnings	(1,458)	(1,324)	(370)	(368)	(396)
Tax	(334)	541	(220)	(44)	136
Transfer to retained earnings	34	-	-	34	-

At end of period	1,029	(84)	1,029	291	(84)

Foreign exchange reserve
At beginning of period	3,691	3,908	3,173	2,963	4,018
Retranslation of net assets	113	(325)	209	776	(417)
Foreign currency gains/(losses) on hedges of net assets	108	105	114	(161)	88
Tax	(30)	6	(4)	(15)	2
Recycled to profit or loss on disposal of businesses	-	(3)	-	-	-
Transfer to retained earnings	(399)	-	(9)	(390)	-

At end of period	3,483	3,691	3,483	3,173	3,691

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning of period	-	(1,208)	-	-	(1,208)
Transfer to retained earnings	-	1,208	-	-	1,208

At end of period	-	-	-	-	-
For the notes to this table refer to page 75.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	867	10,596	3,493	2,258	10,144
Profit/(loss) attributable to ordinary and
B shareholders and other equity owners
- continuing operations	756	(9,118)	(1,741)	887	(8,670)
- discontinued operations	(3,527)	521	(3,935)	106	82
Equity preference dividends paid	(330)	(349)	(99)	(91)	(99)
Paid-in equity dividends paid, net of tax	(49)	(49)	(16)	(6)	(15)
Dividend access share dividend	(320)	-	-	-	-
Citizens Financial Group initial public offering
- Transfer from available-for-sale reserve	9	-	-	9	-
- Transfer from cash flow hedging reserve	(34)	-	-	(34)	-
- Transfer from foreign exchange reserve	399	-	9	390	-
Costs relating to Citizens Financial Group initial
public offering	(45)	-	-	(45)	-
Transfer from contingent capital reserve	-	(1,208)	-	-	(1,208)
Termination of contingent capital agreement	-	320	-	-	320
Actuarial (losses)/gains recognised in retirement
benefit schemes
- gross	(108)	446	(108)	-	446
- tax	(36)	(246)	(36)	-	(83)
Loss on disposal of own shares held	(8)	(18)	(8)	-	-
Shares issued under employee share schemes	(91)	(77)	(50)	-	(76)
Share-based payments
- gross	29	48	3	18	26
- tax	3	1	3	1	-
Reclassification of paid-in equity	(33)	-	(33)	-	-

At end of period	(2,518)	867	(2,518)	3,493	867

Own shares held
At beginning of period	(137)	(213)	(136)	(136)	(138)
Disposal of own shares	1	75	-	-	1
Shares issued under employee share schemes	23	1	23	-	-

At end of period	(113)	(137)	(113)	(136)	(137)

Owners' equity at end of period	57,246	58,742	57,246	62,091	58,742

Condensed consolidated statement of changes in equity
for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	473	1,770	2,747	618	462
Currency translation adjustments and other movements	86	(6)	101	1	1
(Loss)/profit attributable to non-controlling interests
- continuing operations	(22)	83	18	(64)	(14)
- discontinued operations	82	37	53	11	11
Dividends paid	(4)	(5)	(4)	-	(5)
Movements in available-for-sale securities
- unrealised gains/(losses)	36	8	42	(4)	(3)
- realised gains	77	21	3	68	21
- tax	(13)	(1)	(13)	-	-
- recycled to profit or loss on disposal of businesses (3)	-	(5)	-	-	-
Movements in cash flow hedging reserve
- amount recognised in equity	18	-	18	-	-
- amounts transferred from equity to earnings	(18)	-	(18)	-	-
Equity raised (4)	2,232	-	-	2,117	-
Equity withdrawn and disposals	(1)	(1,429)	(1)	-	-

At end of period	2,946	473	2,946	2,747	473

Total equity at end of period	60,192	59,215	60,192	64,838	59,215

Total equity is attributable to:
Non-controlling interests	2,946	473	2,946	2,747	473
Preference shareholders	4,313	4,313	4,313	4,313	4,313
Paid-in equity holders	784	979	784	979	979
Ordinary and B shareholders	52,149	53,450	52,149	56,799	53,450

	60,192	59,215	60,192	64,838	59,215
Notes:

(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust III on 23 December 2014.
(2)	Net of tax - £11 million in the year ended 31 December 2014 (2013 - £35 million).
(3)	2013 - net of tax of £1 million).
(4)	Includes £2,117 million relating to the initial public offering of Citizens Financial Group.

Condensed consolidated cash flow statement
for the period ended 31 December 2014

	Year ended
	31 December	31 December
	2014	2013
	£m	£m

Operating activities
Operating profit/(loss) before tax on continuing operations	2,643	(8,849)
Operating (loss)/profit before tax on discontinued operations	(3,207)	783
Adjustments for non-cash items	(1,461)	6,561

Net cash outflow from trading activities	(2,025)	(1,505)
Changes in operating assets and liabilities	(17,948)	(28,780)

Net cash flows from operating activities before tax	(19,973)	(30,285)
Income taxes paid	(414)	(346)

Net cash flows from operating activities	(20,387)	(30,631)

Net cash flows from investing activities	6,609	21,183

Net cash flows from financing activities	(404)	(2,728)

Effects of exchange rate changes on cash and cash equivalents	909	512

Net decrease in cash and cash equivalents	(13,273)	(11,664)
Cash and cash equivalents at beginning of year	121,177	132,841

Cash and cash equivalents at end of year	107,904	121,177

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2014 have been prepared on a going concern basis.

Restatements
On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises. In addition, in order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, certain reporting changes were implemented.
For further information on these changes refer to the Q2 2014 Restatement Document dated 21 July 2014, available on www.investors.rbs.com/restatement
Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities at that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation with comparative year results and cash flows re-presented accordingly.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 377 to 386 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that were effective from 1 January 2014:

'Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)' adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard's criteria for offsetting financial assets and financial liabilities.

'Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)' applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity's investment activities) at fair value through profit or loss.

IFRIC 21 'Levies' provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)' aligns IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions.

IAS 39 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)' provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.
The implementation of these requirements has not had a material effect on the Group's financial statements.

Notes

2. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 386 to 389 of the Group's 2013 Annual Report and Accounts.

Recent developments in IFRS
In July 2014 the IASB published IFRS 9 'Financial Instruments'. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of

IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39's incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. Subject to EU endorsement, IFRS 9 is applicable for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group's financial statements.

The IASB also published:
●	in January 2014 IFRS 14 'Regulatory Deferral Accounts' which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●
in May 2014 IFRS 15 'Revenue from Contracts with Customers' effective from 1 January 2017 replacing IAS 11 'Construction Contracts', IAS 18 'Revenue' and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●
in May 2014 'Accounting for Acquisitions of interests in Joint Operations', an amendment to IFRS 11 'Joint Arrangements' to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●
in May 2014 'Clarification of Acceptable Methods of Depreciation and Amortisation' amending IAS 16 'Property, Plant and Equipment and IAS 38 'Intangible Assets' to require any policy less prudent than straight line to be justified.

Notes

2. Accounting policies (continued)
Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 'Consolidated Financial Statements', IFRS 12 'Disclosure of Interests in Other Entities' and IAS 28 'Investments in Associates and Joint Ventures' were issued in September 2014 to clarify the accounting for sales between an investor, its associates or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception. Their effective date is 1 January 2016.

An amendment to IAS 1 'Presentation of Financial Statements' was issued in December 2014 to clarify the application of materiality to financial statements. Its effective date is 1 January 2016.
The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Loans and advances to customers	12,339	13,165	3,086	3,109	3,192
Loans and advances to banks	367	433	72	103	107
Debt securities	373	890	80	85	138

Interest receivable	13,079	14,488	3,238	3,297	3,437

Customer accounts	1,769	2,682	392	438	535
Deposits by banks	75	277	10	7	63
Debt securities in issue	1,010	1,306	217	237	293
Subordinated liabilities	876	877	225	223	214
Internal funding of trading businesses	91	329	12	22	49

Interest payable	3,821	5,471	856	927	1,154

Net interest income	9,258	9,017	2,382	2,370	2,283

Fees and commissions receivable
- payment services	989	1,090	241	244	291
- credit and debit card fees	822	892	215	193	221
- lending (credit facilities)	1,250	1,291	281	319	321
- brokerage	321	397	78	77	88
- investment management	391	434	96	97	127
- trade finance	280	269	75	80	66
- other	361	305	69	106	69

	4,414	4,678	1,055	1,116	1,183
Fees and commissions payable	(875)	(923)	(204)	(196)	(240)

Net fees and commissions	3,539	3,755	851	920	943

Foreign exchange	849	821	281	162	198
Interest rate	339	515	(300)	(4)	(48)
Credit	284	998	(249)	136	2
Own credit adjustments	(40)	35	(84)	33	15
Other	(147)	202	(51)	(89)	8

Income from trading activities	1,285	2,571	(403)	238	175

Gain on redemption of own debt	20	175	-	-	(29)

Operating lease and other rental income	380	484	104	98	103
Own credit adjustments	(106)	(155)	(60)	16	(15)
Changes in the fair value of FVTPL financial assets
and liabilities and related derivatives (1)	83	(26)	13	41	(91)
Changes in fair value of investment properties	(25)	(281)	12	6	(258)
Profit on sale of:
- securities	227	737	14	(115)	75
- property, plant and equipment	137	35	74	23	2
- subsidiaries, networks and associates	192	168	(2)	1	171
Dividend income	30	67	10	1	42
Share of results of associates	126	320	40	31	43
Other income	4	(130)	(70)	6	(79)

Other operating income	1,048	1,219	135	108	(7)
Note:

(1)	Fair value through profit and loss

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Total non-interest income	5,892	7,720	583	1,266	1,082

Total income	15,150	16,737	2,965	3,636	3,365

Staff costs	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)
Premises and equipment	(2,081)	(2,038)	(480)	(475)	(622)
Other (1)	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)

Administrative expenses	(12,406)	(14,816)	(3,804)	(3,122)	(5,698)
Depreciation and amortisation	(930)	(1,247)	(203)	(261)	(321)
Write down of goodwill	-	(1,059)	-	-	(1,059)
Write down of other intangible assets	(523)	(344)	(311)	-	(344)

Operating expenses	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Loan impairment (releases)/losses	(1,364)	8,105	(684)	(849)	5,049
Securities	12	15	14	2	(19)

Impairment (releases)/losses	(1,352)	8,120	(670)	(847)	5,030

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 4 for further details.

Staff expenses	2014	2013	Change
	£m	£m	%

Salaries	3,503	3,661	(4)
Variable compensation	408	548	(26)
Temporary and contract costs	526	650	(19)
Social security costs	379	422	(10)
Share based compensation	43	49	(12)
Pension costs
- defined benefit schemes	462	508	(9)
- curtailment and settlement gains	-	(7)	(100)
- defined contribution schemes	87	76	14
Severance	196	69	184
Other	153	110	39

Staff expenses	5,757	6,086	(5)

Variable compensation awards
The following tables analyse RBS and CIB variable compensation awards for 2014(1).
	RBS			CIB
	2014	2013	Change	2014	2013	Change
	£m	£m	%	£m	£m	%

Non-deferred cash awards (2)	66	62	6	5	7	(29)
Non-deferred share awards	-	-	nm	-	-	nm

Total non-deferred variable compensation	66	62	6	5	7	(29)

Deferred bond awards	168	168	-	30	47	(36)
Deferred share awards	187	306	(39)	79	191	(59)

Total deferred variable compensation	355	474	(25)	109	238	(54)

Total variable compensation (3)	421	536	(21)	114	245	(53)

Variable compensation as a % of operating profit (4)	6%	24%		23%	30%
Proportion of variable compensation that is deferred	84%	88%		96%	97%
- Of which deferred bond awards	47%	35%		28%	20%
- Of which deferred share awards	53%	65%		72%	80%

For the notes to these tables refer to the following page.

Notes

3. Analysis of income, expenses and impairment losses (continued)
Variable compensation decreased by 21% to £421 million for RBS and by 53% to £114 million for CIB. Total variable compensation as a percentage of operating profit(4) has decreased from 24% to 6% reflecting both the reduction in variable compensation and operating profit improvement. The proportion of variable compensation that is deferred has reduced to 84% for RBS and remained broadly flat at 96% for CIB. The proportion of deferred variable compensation delivered to employees in shares has remained high at 53% for RBS and 72% for CIB.

Reconciliation of variable compensation awards to income statement charge			2014	2013
			£m	£m

Variable compensation awarded			421	536
Less: deferral of charge for amounts awarded for current year			(150)	(230)

Income statement charge for amounts awarded in current year			271	306

Add: current year charge for amounts deferred from prior years			201	279
Less: forfeiture of amounts deferred from prior years			(64)	(37)

Income statement charge for amounts deferred from prior year			137	242

Income statement charge for variable compensation (3)			408	548

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation				2015
	2013	2014	2015	and beyond
	£m	£m	£m	£m

Variable compensation deferred from 2012 and earlier	289	42	20	2
Variable compensation deferred from 2013	-	162	44	21
Clawback of variable compensation	(10)	(3)	-	-
Less: Forfeiture of amounts deferred from prior years	(37)	(64)	-	-
Variable compensation for 2014 deferred	-	-	123	28

	242	137	187	51

Notes:

(1)	The tables above relate to continuing businesses only; variable compensation relating to discontinued businesses in 2014 totalled £62 million (2013 - £40 million).
(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding Citizens Financial Group before variable compensation expense and one-off and other items. 2013 also excludes the impact of the creation of RCR.

Note

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other			Other
			customer		FX	regulatory		Property
	PPI	IRHP	redress	LIBOR	investigation	provisions	Litigation	and other	Total
Full year	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014	926	1,077	337	416	-	150	2,018	565	5,489
Transfer from accruals and other
liabilities	-	-	52	-	-	-	-	10	62
Currency translation and other
movements	-	-	(7)	(2)	2	4	107	(7)	97
Charge to income statement
- continuing operations	650	208	444	-	720	100	236	528	2,886
- discontinued operations	-	-	-	-	-	-	4	-	4
Releases to income statement
- continuing operations	-	(23)	(18)	-	-	-	(33)	(75)	(149)
- discontinued operations	-	-	-	-	-	-	(30)	-	(30)
Provisions utilised	(777)	(838)	(175)	(414)	(402)	(71)	(493)	(358)	(3,528)
Transfers to disposal groups	-	-	(53)	-	-	-	(4)	-	(57)

At 31 December 2014	799	424	580	-	320	183	1,805	663	4,774

Q4 2014

At 1 October 2014	543	553	266	-	400	239	1,808	750	4,559
Transfer from accruals and other
liabilities	-	-	52	-	-	-	-	10	62
Currency translation and other
movements	-	-	(7)	-	2	6	66	(4)	63
Charge to income statement
- continuing operations	400	108	374	-	320	-	34	81	1,317
- discontinued operations	-	-	-	-	-	-	3	-	3
Releases to income statement
- continuing operations	-	(23)	(6)	-	-	-	(22)	(61)	(112)
- discontinued operations	-	-	-	-	-	-	(2)	-	(2)
Provisions utilised	(144)	(214)	(46)	-	(402)	(62)	(78)	(113)	(1,059)
Transfer to disposal groups	-	-	(53)	-	-	-	(4)	-	(57)

At 31 December 2014	799	424	580	-	320	183	1,805	663	4,774

Payment Protection Insurance (PPI)
An additional charge of £400 million has been recognised for PPI in Q4 2014 as a result of the expected persistency of customer complaint volumes, bringing the total charge for the year to £650 million. The cumulative charge in respect of PPI is £3.7 billion, of which £2.9 billion (79%) in redress and expenses had been utilised by 31 December 2014. Of the £3.7 billion cumulative charge, £3.4 billion relates to redress and £0.3 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	49%	52%	+/-5	+/-56
Uphold rate (1)	90%	89%	+/-5	+/-25
Average redress	£1,700	£1,660	+/-5	+/-26

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Notes

4. Provisions for liabilities and charges (continued)
Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administering the redress process. RBS expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £85 million has been recognised in Q4 2014 bringing the total net charge for the year to £185 million, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.4 billion has been recognised, of which £1.1 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1,500 million in 2014 (2013 - £2,944 million) include anticipated costs following investigations into the foreign exchange market (£720 million), provisions relating to investment advice in retail and private banking (£190 million), provisions relating to packaged accounts (£150 million) and the fine relating to the 2012 IT incident (£59 million).

5. Pensions
RBS sponsors a number of pension schemes in the UK and overseas whose assets are independent of RBS's finances.

The Royal Bank of Scotland Group Pension Fund (the Main scheme), accounting for 87% (2013 - 86%) of the Group's retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

Notes

5. Pensions (continued)

	31 December	31 December
	2014	2013
Pension costs	£m	£m

Defined benefit schemes	462	501
Defined contribution schemes	87	76

Pension costs - continuing operations	549	577

	31 December	31 December
	2014	2013
Net pension deficit	£m	£m

At 1 January	2,996	3,740
Currency translation and other adjustments	(25)	13
Income statement
- continuing operations	462	501
- discontinued operations	4	9
Experience gains and losses	(5,189)	(1,273)
Actuarial (gains)/losses due to changes in financial assumptions	4,806	589
Actuarial (gains)/losses due to changes in demographic assumptions	491	238
Contributions by employer	(1,065)	(821)
Transfer to disposal groups	(196)	-

At 31 December	2,284	2,996

Net assets of schemes in surplus	(295)	(214)
Net liabilities of schemes in deficit	2,579	3,210

In 2014 the bank paid £1.1 billion (2013 - £0.8 billion) in employer contributions to the various pension schemes. These cash contributions reflect the regular ongoing accrual of benefits and running costs of the schemes based on the IAS 19 accounting valuations, and also reflect additional contributions agreed with the trustees of those schemes which are in deficit, as part of the triennial actuarial funding valuation. £0.5 billion (2013 - £0.5 billion) of the employer contributions represented the P&L cost of the pension plans; the remainder of the contribution served to reduce the net liabilities of the schemes which on an IAS 19 basis fell from £3.0 billion in 2013 to £2.3 billion this year end (2013 - fell from £3.7 billion to £3.0 billion) as a result of the employer contributions and £0.1 billion (2013 - £0.4 billion net gain) net actuarial and experience gains which are not reflected in the income statement.

In May 2014, the triennial funding valuation of the Main scheme was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Notes

5. Pensions (continued)
Interim valuations of the Group's pensions schemes under IAS 19 'Employee Benefits' were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	Main scheme		All schemes
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	%	%	%	%

Discount rate (1)	3.7	4.7	3.6	4.5
Expected return on plan assets (1)	3.7	4.7	3.6	4.5
Rate of increase in salaries	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	2.8	3.1	2.7	2.9
Inflation assumption	3.0	3.3	2.8	3.2

Note:

(1)	The discount rate and the expected return on plan assets for the Main scheme as at 31 December 2013 was 4.65%.

	31 December	31 December
Post-retirement mortality assumptions (Main scheme)	2014	2013

Longevity at age 60 for current pensioners (years)
Males	28.0	27.6
Females	30.0	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	28.6
Females	31.6	30.8

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on high quality corporate bonds.

The sterling yield curve (applied to 91% of the Group's defined benefit obligations) is constructed by reference to yields on 'AA' corporate bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers.

The assets of the Main scheme, which represent 88% of plan assets at 31 December 2014 (2013 - 85%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities.
The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	All schemes
	(Decrease)/Increase
	in pension cost for year		in obligation at 31 December
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	£m	£m	£m	£m

0.25% increase in the discount rate	(79)	(80)	(1,695)	(1,379)
0.25% increase in inflation	63	58	1,334	1,000
0.25% additional rate of increase pensions in payment	49	48	1,107	844
0.25% additional rate of increase in deferred pensions	24	21	476	383
0.25% additional rate of increase in salaries	12	12	131	110
Longevity increase of one year	42	39	1,053	801

Notes

6. Loan impairment provisions
Operating profit is stated after net loan impairment releases from continuing operations of £1,364 million for the year ended 31 December 2014 (2013 - £8,105 million losses). The balance sheet loan impairment provisions decreased in the year ended 31 December 2014 from £25,216 million to £17,500 million and the movements thereon were:

	Year ended
	31 December 2014			31 December 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,716	16,500	25,216	10,062	11,188	21,250
Transfers to disposal groups	(536)	(17)	(553)	(9)	-	(9)
Currency translation and other adjustments	(129)	(538)	(667)	81	40	121
Disposals	-	(6)	(6)	-	(77)	(77)
Amounts written-off	(1,687)	(3,591)	(5,278)	(2,490)	(1,856)	(4,346)
Recoveries of amounts previously written-off	166	39	205	168	88	256
(Releases)/charges to income statement
- continuing operations	(44)	(1,320)	(1,364)	3,615	4,490	8,105
- discontinued operations	194	-	194	151	156	307
Unwind of discount (recognised in interest income)	(126)	(121)	(247)	(201)	(190)	(391)

At end of period	6,554	10,946	17,500	11,377	13,839	25,216

	Quarter ended
	31 December 2014			30 September 2014			31 December 2013
	RBS			RBS			RBS excl.	Non-
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	7,418	12,613	20,031	8,041	14,405	22,446	10,101	11,320	21,421
Transfers to disposal groups	(536)	(17)	(553)	-	-	-	(9)	-	(9)
Currency translation and other
adjustments	30	47	77	(41)	(190)	(231)	(28)	(90)	(118)
Disposals	-	-	-	-	(6)	(6)	-	-	-
Amounts written-off	(416)	(1,010)	(1,426)	(403)	(962)	(1,365)	(607)	(586)	(1,193)
Recoveries of amounts previously
written-off	39	22	61	43	3	46	38	27	65
(Releases)/charges to income statement
- continuing operations	7	(691)	(684)	(239)	(610)	(849)	1,878	3,171	5,049
- discontinued operations	46	-	46	46	-	46	46	36	82
Unwind of discount
(recognised in interest income)	(34)	(18)	(52)	(29)	(27)	(56)	(42)	(39)	(81)

At end of period	6,554	10,946	17,500	7,418	12,613	20,031	11,377	13,839	25,216

Note:

(1)
As a result of the creation of RCR on 1 January 2014, £855 million of provisions were transferred from Non-Core to the original donating divisions and £16,500 million of provisions were transferred to RCR, £12,984 million from Non-Core and £3,516 million from other divisions.

Provisions at 31 December 2014 include £40 million in respect of loans and advances to banks (30 September 2014 - £40 million; 31 December 2013 - £63 million).
Refer to Appendix 1 for analyses of loan impairments by segment, sector and geographical region.

Notes

7. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 21.5% (2013 - 23.25%), as analysed below.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)

Expected tax (charge)/credit	(568)	2,057	147	(237)	2,112
Losses in year where no deferred tax
asset recognised	(86)	(879)	7	(71)	(688)
Foreign profits taxed at other rates	76	(117)	48	66	(32)
UK tax rate change impact	-	(313)	-	-	(116)
Unrecognised timing differences	(3)	(8)	(12)	(4)	(6)
Non-deductible goodwill impairment	(28)	(247)	-	-	(247)
Items not allowed for tax
- losses on disposals and write-downs	(12)	(20)	(6)	(1)	(15)
- UK bank levy	(54)	(47)	(10)	(14)	(6)
- regulatory and legal actions	(182)	(144)	(71)	(111)	(54)
- other disallowable items	(191)	(212)	(88)	(34)	(88)
Non-taxable items
- gain on sale of Direct Line Insurance Group	41	-	-	-	-
- gain on sale of WorldPay (Global Merchant Services)	-	37	-	-	37
- other non-taxable items	79	153	64	2	52
Taxable foreign exchange movements	21	(25)	8	9	(11)
Losses brought forward and utilised	225	36	112	68	13
(Reduction)/increase in carrying value of deferred
tax asset in respect of:
- UK losses	(850)	(701)	(850)	-	(701)
- US losses and temporary differences	(775)	-	(699)	-	-
- Ireland losses	153	-	153	-	-
Adjustments in respect of prior periods	245	244	157	50	153

Actual tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403
The tax charge for the year ended 31 December 2014 reflects a reduction in the carrying value of the deferred tax asset in respect of UK tax losses (£850 million) and US temporary differences (£775 million) reflecting the impact of the decision to restructure CIB, partially offset by an increase in the carrying value of the deferred tax asset in respect of Irish tax losses, the benefit of previously unrecognised Irish tax losses being offset against profits arising in Ireland during the year and the impact of certain conduct charges that do not qualify for tax relief.
At 31 December 2014, the Group has recognised a deferred tax asset of £1,540 million (30 September 2014 - £2,843 million; 31 December 2013 - £3,478 million) and a deferred tax liability of £500 million (30 September 2014 - £491 million; 31 December 2013 - £507 million). These balances include £1,257 million (30 September 2014 - £1,931 million; 31 December 2013 - £2,411 million) relating to carried forward trading losses in the UK.

Notes

7. Tax (continued)
Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. In his 2014 Autumn Statement, the UK Chancellor of the Exchequer announced proposals to restrict the use of losses carried forward by UK banks to a maximum of 50% of profits in periods from April 2015 onwards. A longer recovery period of the deferred tax asset associated with UK tax losses will therefore arise, assuming that these proposals are enacted by Parliament in 2015. International Accounting Standards require the recoverability of deferred tax assets to be considered by reference to legislation in force at the balance sheet reporting date.

The Group has considered the carrying value of the deferred tax asset as at 31 December 2014 and concluded that it is recoverable based on future profit projections. The proposed UK tax law change referred to above, if enacted, is not expected to have a material impact on the recovery period of the deferred tax asset.

8. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(1)	(3)	(1)	-	(2)
RFS Holdings BV Consortium Members	3	113	22	(57)	(5)
Direct Line Group	-	19	-	-	-
Citizens Financial Group	53	-	51	2	-
Other	5	(9)	(1)	2	4

Profit/(loss) attributable to non-controlling interests	60	120	71	(53)	(3)

9. Dividends
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	213	226	43	65	41
Non-cumulative preference shares of €0.01	115	121	55	26	57
Non-cumulative preference shares of £1	2	2	1	-	1

	330	349	99	91	99

Paid-in equity holders
Interest on securities classified as equity, net of tax	49	49	16	6	15

	379	398	115	97	114
The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.
In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2013 and 2014. £300 million of new equity was issued during the course of 2014 and the Board has decided a further £300 million of new equity will be issued during the course of 2015 to again partially neutralise the CET1 impact of coupon and dividend payments.

Notes

10. Earnings per ordinary and equivalent B share
Following agreement between RBS and HM Treasury for the retirement of the Dividend Access Share (DAS), earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period: £320 million was recognised in the quarter ended 30 June 2014. For periods ending on or before 31 March 2014 earnings are allocated solely to the DAS and earnings per ordinary and equivalent B share for such periods are therefore nil. The DAS does not share in losses. For periods prior to 25 June 2014, adjusted earnings per ordinary and equivalent B share excludes the rights of the DAS.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Earnings
Profit/(loss) from continuing operations attributable
to ordinary and B shareholders (£m)	57	(9,516)	(1,856)	790	(8,784)
(Loss)/profit from discontinued operations attributable to
ordinary and B shareholders (£m)	(3,527)	521	(3,935)	106	82

(Loss)/profit attributable to ordinary and B
shareholders (£m)	(3,470)	(8,995)	(5,791)	896	(8,702)

Ordinary shares outstanding during the period (millions)	6,256	6,096	6,322	6,284	6,156
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,356	11,196	11,422	11,384	11,256
Effect of dilutive share options and convertible
securities (millions)	91	115	87	108	110

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,447	11,311	11,509	11,492	11,366
Basic earnings/(loss) per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)
Basic EPS from discontinued operations	(31.1p)	4.7p	(34.5p)	1.0p	0.7p

Basic EPS from continuing and discontinued
operations	(30.6p)	(80.3p)	(50.7p)	7.9p	(77.3p)

Adjusted EPS from continuing operations
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)
Own credit adjustments	1.1p	1.0p	1.1p	(0.4p)	-
Gain on redemption of own debt	(0.2p)	(1.7p)	-	-	0.2p
Write down of goodwill	1.1p	9.4p	-	-	9.4p
Strategic disposals	(1.7p)	(1.4p)	-	-	(1.5p)

Adjusted EPS from continuing operations	0.8p	(77.7p)	(15.1p)	6.5p	(69.9p)

Note:

(1)
Diluted EPS from continuing operations for the quarter ended 30 September 2014 was 0.1p lower than basic EPS. Diluted EPS from discontinued operations for the year ended 31 December 2013 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Notes

11. Segmental analysis
In 2014, the previously reported operating divisions were reorganised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), a single reportable segment.
RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data have not been restated.
RBS will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down. Although CFG has been reclassified as a discontinued operation, it continues to be a reportable operating segment.
Reporting Changes
A number of previously reported reconciling items (PPI costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments.
As part of its internal reorganisation, RBS has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements. In addition, the basis of allocation of Treasury costs has been amended to align the recovery of funding and hedging costs across RBS and for the transfer of certain assets and their associated costs out of Treasury.
Comparatives have been restated accordingly.

Notes

11. Segmental analysis (continued)

Analysis of operating profit
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions. The segmental income statements on pages 29 to 67reflect certain presentational reallocations as described in the notes below each table. These do not affect the overall operating profit.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Year ended 31 December 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,683	1,354	6,037	(4,319)	(268)	1,450
Ulster Bank	636	194	830	(589)	365	606

Personal & Business Banking	5,319	1,548	6,867	(4,908)	97	2,056

Commercial Banking	2,041	1,169	3,210	(1,844)	(76)	1,290
Private Banking	691	391	1,082	(936)	4	150

Commercial & Private Banking	2,732	1,560	4,292	(2,780)	(72)	1,440

Corporate & Institutional Banking	817	3,132	3,949	(4,850)	9	(892)
Central items	440	(477)	(37)	(825)	12	(850)
Citizens Financial Group	2,013	1,068	3,081	(2,123)	(197)	761
RCR (1)	(47)	92	45	(363)	1,306	988

Non-statutory basis	11,274	6,923	18,197	(15,849)	1,155	3,503
Reconciling items:
Own credit adjustments (2)	-	(146)	(146)	-	-	(146)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
Citizens discontinued operations (3)	(2,013)	(1,078)	(3,091)	2,123	197	(771)
RFS Holdings minority interest	(3)	(18)	(21)	(3)	-	(24)

Statutory basis	9,258	5,892	15,150	(13,859)	1,352	2,643

Notes:

(1)	Reallocation of £23 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £40 million gain included in 'Income from trading activities' and £106 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 12.

Notes

11. Segmental analysis (continued)
Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Year ended 31 December 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,490	1,323	5,813	(4,493)	(501)	819
Ulster Bank	619	240	859	(694)	(1,774)	(1,609)

Personal & Business Banking	5,109	1,563	6,672	(5,187)	(2,275)	(790)

Commercial Banking	1,962	1,195	3,157	(1,975)	(652)	530
Private Banking	658	419	1,077	(1,109)	(29)	(61)

Commercial & Private Banking	2,620	1,614	4,234	(3,084)	(681)	469

Corporate & Institutional Banking	684	4,324	5,008	(7,210)	(680)	(2,882)
Central items	783	126	909	(198)	(64)	647
Citizens Financial Group	1,892	1,073	2,965	(2,204)	(156)	605
Non-Core	(96)	(250)	(346)	(627)	(4,576)	(5,549)

Non-statutory basis	10,992	8,450	19,442	(18,510)	(8,432)	(7,500)
Reconciling items:
Own credit adjustments (1)	-	(120)	(120)	-	-	(120)
Gain on redemption of own debt	-	175	175	-	-	175
Write down of goodwill	-	-	-	(1,059)	-	(1,059)
Strategic disposals	-	161	161	-	-	161
Citizens discontinued operations (2)	(1,964)	(1,056)	(3,020)	2,102	312	(606)
RFS Holdings minority interest	(11)	110	99	1	-	100

Statutory basis	9,017	7,720	16,737	(17,466)	(8,120)	(8,849)
*Restated

Notes:

(1)	Comprises £35 million gain included in 'Income from trading activities' and £155 million loss included in 'Other operating income' on a statutory basis.
(2)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 12.

Notes

11. Segmental analysis (continued)
Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	(loss)/profit
Quarter ended 31 December 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,209	323	1,532	(1,534)	(41)	(43)
Ulster Bank	150	54	204	(139)	104	169

Personal & Business Banking	1,359	377	1,736	(1,673)	63	126

Commercial Banking	521	310	831	(550)	(33)	248
Private Banking	175	92	267	(326)	-	(59)

Commercial & Private Banking	696	402	1,098	(876)	(33)	189

Corporate & Institutional Banking	222	469	691	(1,292)	(42)	(643)
Central items	128	(374)	(246)	(377)	1	(622)
Citizens Financial Group	533	233	766	(542)	(47)	177
RCR (1)	(23)	(162)	(185)	(98)	681	398

Non-statutory basis	2,915	945	3,860	(4,858)	623	(375)
Reconciling items:
Own credit adjustments (2)	-	(144)	(144)	-	-	(144)
Citizens discontinued operations (3)	(533)	(231)	(764)	542	47	(175)
RFS Holdings minority interest	-	13	13	(2)	-	11

Statutory basis	2,382	583	2,965	(4,318)	670	(683)

Notes:

(1)	Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £84 million gain included in 'Income from trading activities' and £60 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 12.

Notes

11. Segmental analysis (continued)
Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 September 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,198	345	1,543	(965)	(79)	499
Ulster Bank	163	51	214	(150)	318	382

Personal & Business Banking	1,361	396	1,757	(1,115)	239	881

Commercial Banking	521	290	811	(392)	(12)	407
Private Banking	172	98	270	(210)	4	64

Commercial & Private Banking	693	388	1,081	(602)	(8)	471

Corporate & Institutional Banking	230	601	831	(1,400)	12	(557)
Central items	109	(249)	(140)	(178)	(1)	(319)
Citizens Financial Group	493	215	708	(499)	(46)	163
RCR (1)	(23)	145	122	(89)	605	638

Non-statutory basis	2,863	1,496	4,359	(3,883)	801	1,277
Reconciling items:
Own credit adjustments (2)	-	49	49	-	-	49
Citizens discontinued operations (3)	(493)	(223)	(716)	500	46	(170)
RFS Holdings minority interest	-	(56)	(56)	-	-	(56)

Statutory basis	2,370	1,266	3,636	(3,383)	847	1,100

Notes:

(1)	Reallocation of £5 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £33 million gain included in 'Income from trading activities' and £16 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 12.

Notes

11. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	(loss)/profit
Quarter ended 31 December 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,149	345	1,494	(1,470)	(107)	(83)
Ulster Bank	164	38	202	(224)	(1,067)	(1,089)

Personal & Business Banking	1,313	383	1,696	(1,694)	(1,174)	(1,172)

Commercial Banking	515	301	816	(718)	(277)	(179)
Private Banking	173	103	276	(453)	(21)	(198)

Commercial & Private Banking	688	404	1,092	(1,171)	(298)	(377)

Corporate & Institutional Banking	208	840	1,048	(3,286)	(429)	(2,667)
Central items	127	(138)	(11)	(49)	(1)	(61)
Citizens Financial Group	468	240	708	(542)	(46)	120
Non-Core	(37)	(556)	(593)	(139)	(3,164)	(3,896)

Non-statutory basis	2,767	1,173	3,940	(6,881)	(5,112)	(8,053)
Reconciling items:
Gain on redemption of own debt	-	(29)	(29)	-	-	(29)
Write-down of goodwill	-		-	(1,059)	-	(1,059)
Strategic disposals	-	168	168	-	-	168
Citizens discontinued operations (1)	(481)	(223)	(704)	518	82	(104)
RFS Holdings minority interest	(3)	(7)	(10)	-	-	(10)

Statutory basis	2,283	1,082	3,365	(7,422)	(5,030)	(9,087)
*Restated

Note:

(1) Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 12.

	31 December 2014		30 September 2014		31 December 2013*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	134,257	150,481	134,203	147,544	132,154	146,256
Ulster Bank	27,596	24,657	26,451	23,091	28,183	27,047

Personal & Business Banking	161,853	175,138	160,654	170,635	160,337	173,303

Commercial Banking	89,382	88,987	89,676	89,548	87,899	93,200
Private Banking	20,480	36,793	21,088	36,877	21,148	37,564

Commercial & Private Banking	109,862	125,780	110,764	126,425	109,047	130,764

Corporate & Institutional Banking	577,230	536,243	572,896	528,555	551,200	512,691
Central items	86,947	69,394	88,690	75,290	103,470	84,279
Citizens Financial Group	84,932	71,258	80,884	67,805	71,738	61,289
RCR	29,030	12,683	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	31,311	12,481	31,177	6,100
RFS Holdings minority interest	909	75	911	81	909	237

Statutory basis	1,050,763	990,571	1,046,110	981,272	1,027,878	968,663

*Restated

Notes

12. Discontinued operations and assets and liabilities of disposal groups
In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA. RBS plans to cede control by the end of 2015 and therefore, in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

On reclassification to disposal groups at 31 December 2014, the carrying value of Citizens exceeded its fair value less costs to sell (based on the quoted price of shares in Citizens Financial Group, Inc.) by £3,994 million and the carrying value of the assets and liabilities of the disposal group has been adjusted by this amount. This loss has been attributed to the intangible assets of the disposal group.

(a) Loss/(profit) from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Citizens
Interest income	2,204	2,252	585	542	536
Interest expense	(191)	(288)	(52)	(49)	(55)

Net interest income	2,013	1,964	533	493	481
Other income	1,043	1,056	196	223	223

Total income	3,056	3,020	729	716	704
Operating expenses	(2,123)	(2,102)	(542)	(500)	(518)

Profit before impairment losses	933	918	187	216	186
Impairment losses	(197)	(312)	(47)	(46)	(82)

Operating profit before tax	736	606	140	170	104
Tax charge	(228)	(196)	(31)	(56)	(26)

Profit after tax	508	410	109	114	78
Provision for loss on disposal	(3,994)	-	(3,994)	-	-

(Loss)/profit from Citizens discontinued operations,
net of tax	(3,486)	410	(3,885)	114	78

Other
Net premium income	-	699	-	-	-
Other income from insurance business	-	62	-	-	-

Insurance income	-	761	-	-	-
Other income	24	26	6	6	11

Total other income	24	787	6	6	11
Operating expenses	(2)	(172)	-	(1)	(2)

Profit before insurance net claims and impairment losses	22	615	6	5	9
Insurance net claims	-	(445)	-	-	-

Operating profit before tax	22	170	6	5	9
Tax charge	(10)	(29)	(3)	(2)	(6)

Profit after tax	12	141	3	3	3

Businesses acquired exclusively with a view to disposal
Profit after tax	29	7	-	-	12

Profit from other discontinued operations, net of tax	41	148	3	3	15

Notes

12. Discontinued operations and assets and liabilities of disposal groups (continued)
Other discontinued operations reflect the results of Direct Line Insurance Group plc which was presented as a discontinued operation until 12 March 2013 and as an associate thereafter, and the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The profit from discontinued operations includes a gain of £82 million (2013 - £37 million) attributable to non-controlling interests.

(b) Assets and liabilities of disposal groups
	31 December 2014			31 December
	Citizens	Other	Total	2013
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	622	-	622	2
Loans and advances to banks	1,728	17	1,745	63
Loans and advances to customers	59,606	944	60,550	1,765
Debt securities and equity shares	15,865	-	15,865	24
Derivatives	402	-	402	1
Intangible assets	555	28	583	30
Property, plant and equipment	503	46	549	32
Interests in associates	-	-	-	879
Other assets	1,686	9	1,695	58

Discontinued operations and other disposal groups	80,967	1,044	82,011	2,854
Assets acquired exclusively with a view to disposal	-	-	-	163

	80,967	1,044	82,011	3,017

Liabilities of disposal groups
Deposits by banks	6,794	-	6,794	-
Customer accounts	61,256	33	61,289	3,273
Debt securities in issue	1,625	-	1,625	-
Derivatives	144	-	144	1
Subordinated liabilities	226	-	226	-
Other liabilities	1,223	19	1,242	102

Discontinued operations and other disposal groups	71,268	52	71,320	3,376
Liabilities acquired exclusively with a view to disposal	-	-	-	2

	71,268	52	71,320	3,378
Citizens is included in disposal groups at 31 December 2014 along with some remaining elements of the RBS N.V. business.

Disposal groups at 31 December 2013 predominately comprise the Chicago area retail branches, small business operations and select middle market relationships in the Chicago market which formed part of Citizens Financial Group and the interest in associates in Direct Line Group. No adjustment was required to the carrying value of these assets and liabilities on reclassification and comparatives were not restated.

Notes

13. Financial instruments

Classification
The following tables analyse the financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

									Non
	Financial instruments								financial
							Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	HTM (6)	cost	leases	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	74,872	-				74,872
Loans and advances to banks
- reverse repos	18,129	-		-	2,579	-				20,708
- other	11,773	-		-	11,254	-				23,027
Loans and advances to customers
- reverse repos	43,018	-		-	969	-				43,987
- other	23,038	61		-	307,002	-		4,150		334,251
Debt securities	49,226	117		29,673	3,096	4,537				86,649
Equity shares	4,821	301		513	-	-				5,635
Settlement balances	-	-		-	4,667	-				4,667
Derivatives	348,149		5,441							353,590
Intangible assets									7,781	7,781
Property, plant and equipment									6,167	6,167
Deferred tax									1,540	1,540
Prepayments, accrued income and
other assets	-	-		-	-	-			5,878	5,878
Assets of disposal groups									82,011	82,011

	498,154	479	5,441	30,186	404,439	4,537		4,150	103,377	1,050,763

Liabilities
Deposits by banks
- repos	23,990	-					869			24,859
- other	26,118	-					9,688			35,806
Customer accounts
- repos	35,985	-					1,366			37,351
- other	15,308	4,731					334,249			354,288
Debt securities in issue	6,490	10,216					33,574			50,280
Settlement balances	-	-					4,503			4,503
Short positions	23,029	-								23,029
Derivatives	346,184		3,621							349,805
Accruals, deferred income and
other liabilities	-	-					1,801	-	11,545	13,346
Retirement benefit liabilities									2,579	2,579
Deferred tax									500	500
Subordinated liabilities	-	863					22,042			22,905
Liabilities of disposal groups									71,320	71,320

	477,104	15,810	3,621				408,092	-	85,944	990,571

Equity										60,192

										1,050,763
For the notes to this table refer to the following page.

Notes

13. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	leases	liabilities	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212					8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878
Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held to maturity
Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in the year ended 31 December 2014.

Notes

13. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	31 December	31 December
	2014	2013
	£m	£m

Credit valuation adjustments	1,414	1,766
- of which: monoline insurers and credit derivative product companies (CDPC)	47	99

Other valuation reserves
- bid-offer	398	513
- funding valuation adjustment	718	424
- product and deal specific	657	753

	1,773	1,690

Valuation reserves	3,187	3,456
The table below analyses CVA relating to counterparties other than monoline insurers and CDPCs by rating and sector.

	31 December	31 December
Ratings:	2014	2013
	£m	£m

AAA	82	104
AA to AA+	35	13
A to AA-	78	168
BBB- to A-	401	446
Non-investment grade and unrated	771	936

	1,367	1,667

Counterparty:
Banks	32	89
Other financial institutions	203	199
Corporate	938	1,126
Government	194	253

	1,367	1,667

Key points

•	The decrease in CVA was primarily driven by the tightening of credit spreads.

•	The increase in other valuation reserves primarily reflects funding related adjustments partially offset by the impact of the reduction in the balance sheet.

Notes

13. Financial instruments: Valuation reserves (continued)

Own credit
The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

31 December 2014	(397)	(123)	(520)	221	(299)	12	(287)
31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2014	6.5	10.4	16.9	0.9	17.8
31 December 2013	8.6	15.8	24.4	0.9	25.3

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•
The cumulative OCA decreased during the year due to tightening of RBS credit spreads partially offset by the impact of time decay (the reduction in the remaining time to maturity of the trades reduces the impact of changes in RBS credit spreads).

•	Senior issued debt OCA is determined by reference to secondary debt issuance spreads; the five year spread tightened to 32 basis points (2013 - 92 basis points).

•	RBS CDS spreads tightened to 48 basis points (2013 - 114 basis points).

Notes

14. Contingent liabilities and commitments

	31 December 2014			31 December 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	16,574	147	16,721	19,563	616	20,179
Other	9,401	180	9,581	5,893	98	5,991

	25,975	327	26,302	25,456	714	26,170

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend	211,462	1,315	212,777	210,766	2,280	213,046
Other	2,106	1	2,107	2,793	-	2,793

	213,568	1,316	214,884	213,559	2,280	215,839

Contingent liabilities and commitments	239,543	1,643	241,186	239,015	2,994	242,009

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

15. Litigation, investigations and reviews
The company and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

RBS recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBS is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014 (see Note 4). The aggregate provisions for litigation and regulatory proceedings of £1,500 million recognised in 2014, included a provision of £720 million related to the foreign exchange related investigations, of which £320 million was taken in the last quarter of 2014. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

15. Litigation, investigations and reviews (continued)
There are also situations where RBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised for that matter.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation

Shareholder litigation (US)
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014. A decision in respect of the appeal has not yet been issued.

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS(and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by RBS on 22 April 2008 in breach of the Financial Services and Markets Act 2000. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. At a case management conference in December 2014 the judge ordered that trial commence in December 2016.

Notes

15. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States
RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$46 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS companies remain as defendants in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Among these MBS lawsuits are two cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$9.5 billion were outstanding at 31 December 2014 with cumulative write downs to date of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing and is scheduled to be substantially completed by the end of 2015.

The other remaining FHFA lawsuit that involves RBS (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. by payment of US$99.5 million.

Other MBS lawsuits against RBS companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York.

Notes

15. Litigation, investigations and reviews (continued)
The status of the previously disclosed settlements in the other MBS class actions in which RBS companies were defendants is as follows: In re IndyMac Mortgage-Backed Securities Litigation (the court indicated its intention to approve settlement at the final settlement hearing held on 3 February 2015), New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al. (final court approval of the settlement granted in November 2014), and Luther v. Countrywide Financial Corp. et al. and related class action cases (final court approval of the settlement granted in December 2013). In the latter matter, several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBS in connection with various mortgage-related offerings. RBS cannot predict whether any of these threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court. On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Notes

15. Litigation, investigations and reviews (continued)
Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS are set out under 'Investigations and reviews' on page 110.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates. The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Credit default swap antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. On 4 September 2014, the Court largely denied the defendants' motion to dismiss this matter.

FX antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S. based plaintiffs that is pending in the United States District Court for the Southern District of New York. The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 28 January 2015, the court denied the defendants' motion to dismiss this action. On the same day, the court dismissed two similar class action complaints that had been filed on behalf of non-U.S. plaintiffs in Norway and South Korea on the principal ground that such claims are barred by the Foreign Trade Antitrust Improvements Act. On 23 February 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts. The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Notes

15. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. The trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. The decision is not being further appealed. RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Interest rate hedging products
RBS is dealing with a large number of active litigation claims in the UK in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedge products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. RBS is encouraging those customers that are eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes

15. Litigation, investigations and reviews (continued)

Weiss v. National Westminster Bank PLC
NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the U.S. Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Freeman v. HSBC Holdings PLC
On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the complaint, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the U.S. Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The defendants will move to dismiss the complaint.

Investigations and reviews
RBS's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.
RBS is co-operating fully with the investigations and reviews described below.

Notes

15. Litigation, investigations and reviews (continued)

LIBOR and other trading rates
In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the Enforceable Undertaking to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS's implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

RBS is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, RBS cannot estimate reliably what effect, if any, the outcome of these investigations may have on RBS.

Notes

15. Litigation, investigations and reviews (continued)

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank's Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, RBS remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank's Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012
In June 2012, RBS was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. RBS agreed to reimburse customers for any loss suffered as a result of the incident and RBS made a provision of £175 million in 2012.

In April 2013, the FCA announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). Enforcement proceedings were then commenced. On 20 November 2014, RBS announced that it had reached agreement with the FCA and the PRA over failings in relation to the incident. RBS agreed a penalty of £42 million with the FCA and £14 million with the PRA. Separately the Central Bank of Ireland initiated an investigation and issued enforcement proceedings against Ulster Bank Ireland Limited (UBIL), an RBS company. On 12 November 2014, the Central Bank of Ireland announced that it had fined UBIL EUR3.5 million in relation to its investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. In January 2013 the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving all redress outcomes, and the FCA is overseeing this. RBS has reached agreement with the independent reviewer in relation to redress outcomes for in scope customers. RBS and the independent reviewer are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The FCA has announced that the review and redress exercise will be closed to new entrants on 31 March 2015.

Notes

15. Litigation, investigations and reviews (continued)
The Central Bank of Ireland also requested UBIL, along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review of the sale of interest rate hedging products to eligible RBS International customers is complete, and the review of the sale of interest rate hedging products to eligible Republic of Ireland customers is expected to be completed during Q1 2015.

RBS has made provisions in relation to the above redress exercises totalling £1.4 billion to date for these matters, including £0.2 billion in 2014, of which £1 billion had been utilised at 31 December 2014.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to carry out the exercise. Redress is currently being offered to certain customers in this sample group. In addition, RBS has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed by mid 2015.

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including RBS, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed and only exceptional cases will be dealt with prior to a final closure date for the scheme of 28 February 2015. RBS has made appropriate provision based on its estimate of ultimate exposure.

Packaged accounts
As a result of an uplift in packaged account complaints, RBS has proactively put in place dedicated resource to investigate and resolve complaints on an individual basis.

Notes

15. Litigation, investigations and reviews (continued)

FCA review of GRG treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of RBS's Global Restructuring Group's treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. RBS is fully cooperating with the FCA in its investigation.

Separately, in November 2013 RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS's Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.
In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during the first half of 2015. The current draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

Notes

15. Litigation, investigations and reviews (continued)
In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 4 November 2014, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it would not proceed with its investigations. The CMA took this decision primarily based on the expected implementation of the draft EC regulation on interchange fees for card payments, coupled with some commitments made by Visa and MasterCard around its implementation in the UK. Whilst not currently proceeding, the CMA's investigations do formally remain open and CMA has noted that, if the EC regulation on interchange fees did not address its concerns, it would then look again at continuing with its investigations.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS's business in this sector.

Payment Protection Insurance
Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). RBS has made provisions totalling £3.7 billion to date for this matter, including £0.7 billion in 2014, of which £2.9 billion has been utilised at 31 December 2014.

Retail banking - EC
Since initiating an inquiry into retail banking in the EU in 2005, the EC continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. RBS cannot predict the outcome of these actions at this stage.

UK personal current accounts/retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

Notes

15. Litigation, investigations and reviews (continued)
On 11 March 2014, the successor body to the OFT and CC, the CMA, announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR. The MIR will be a wide-ranging 18-24 month Phase 2 inquiry but at this stage it is not possible to estimate potential impacts on RBS.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on RBS.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015. The FCA now intends to undertake a market study into investment and corporate banking (to launch in Spring 2015) and potentially into asset management (to launch late 2015 if undertaken).

Credit default swaps (CDS) investigation
RBS is a party to the EC's antitrust investigation into the CDS information market. RBS has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, RBS cannot estimate reliably what effect the outcome of the investigation may have on RBS, which may be material.

Notes

15. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

In November 2013, RBS announced that it had settled with the US Securities and Exchange Commission (SEC) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. RBS co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about RBS's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

US mortgages - loan repurchase matters
RBS's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes

15. Litigation, investigations and reviews (continued)
In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2014, Citizens received US$257 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and RBS has not ceased making foreclosures.

RBS cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, RBS is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on RBS's net assets, operating results or cash flows in any particular period.

Citizens consent orders
The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

Notes

15. Litigation, investigations and reviews (continued)
In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Governance and risk management consent order
In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS's U.S. operations,
●	a plan to oversee compliance by RBS's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

Notes

15. Litigation, investigations and reviews (continued)
The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the GovernanceOrder. RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS's U.S. operations. RBS continues to test the effectiveness of the remediation efforts undertaken by RBS to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 RBS and The Royal Bank of Scotland plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS's global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. RBS also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Notes

15. Litigation, investigations and reviews (continued)
Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme. The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015, under the terms of the Programme. Provision has been made for the estimated liability arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd is cooperating with the authority.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. Provision has been made for the estimated liability arising from this programme/review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. RBS has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme and will now undertake a review of affected and potentially affected customers to determine whether affected customers should be offered redress. From 2009 to the end of 2014, RBS provided over £940 million of lending under the EFG scheme.

Notes

16. Parent Company

RBSG plc - Balance sheet as at 31 December 2014	31 December	31 December
	2014	2013
	£m	£m

Assets
Loans and advances to banks	24,490	24,574
Loans and advances to customers	299	153
Debt securities	911	1,517
Investments in Group undertakings	54,858	54,813
Derivatives	179	164
Prepayments, accrued income and other assets	193	36
Assets of disposal groups	-	842

Total assets	80,930	82,099

Liabilities
Deposits by banks	1,202	1,490
Customer accounts	-	740
Debt securities in issue	7,510	7,015
Derivatives	30	62
Accruals, deferred income and other liabilities	165	49
Subordinated liabilities	10,708	12,426

Total liabilities	19,615	21,782
Owners' equity*	61,315	60,317

Total liabilities and equity	80,930	82,099

*Owners' equity
Retained earnings	17,483	17,033
Other reserves	43,832	43,284

	61,315	60,317

Notes

17. Recent developments

Rating agencies

Standard & Poor's
On 3 February 2015, Standard & Poor's Rating Services (S+P) downgraded the long term credit rating of The Royal Bank of Scotland Group plc (RBSG plc) to 'BBB-'/'A-3' from 'BBB'+/'A-2'. The long term outlook for RBSG plc was changed to stable from negative, reflecting S&P's view that RBS has made strong progress over the past 12-18 months in executing its restructuring plan. The long term ratings of The Royal Bank of Scotland plc (RBS plc) and certain of its affiliates were placed on CreditWatch with negative implications.

This action was not specific to RBS but reflected S&P's view that extraordinary government support is now unlikely in the case of UK non-operating bank holding companies, and is likely to become less predictable for bank operating companies in the UK under newly enacted legislation that fully implemented the bail-in rules enshrined in the EU's Bank Recovery and Resolution Directive with effect from 1 January 2015.

The long term ratings of Citizens Bank, N.A. and its subsidiary Citizens Bank of Pennsylvania were not impacted as Citizens Bank, N.A. is now considered an insulated subsidiary of RBS plc. Ratings are on a negative outlook.
The ratings for the subordinated, junior subordinated and capital instruments of all RBS entities were also not impacted, as they do not benefit from government support.
Current RBSG plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc	Baa2	P-2	BBB-	A-3	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

Royal Bank of Scotland N.V.	Baa1	P-2	A-	A-2	A	F1

Citizens Bank, N.A.	A3	P-2	A-	A-2	BBB+	F2

Citizens Bank of Pennsylvania	A3	P-2	A-	A-2	BBB+	F2

RBS Securities Inc.	-	-	A-	A-2	A-	F1

Ulster Bank Ltd	Baa3	P-3	BBB+	A-2	A-	F1

Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	BBB+	F2

18. Date of approval
This announcement was approved by the Board of directors on 25 February 2015.

19. Post balance sheet events
There have been no significant events between 31 December 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Summary risk factors

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management Appendix 1. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in Appendix 5.

●
The Group is implementing a large number of existing and new programmes and initiatives intended to improve the Group's capital position, meet legal and regulatory requirements and result in the Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the Group's balance sheet and de-risk its business, in particular through the divestments of the Group's interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc ("CFG") and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the Group's Corporate and Institutional Banking ("CIB") division and of the Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the Group's CIB business and the divestment of certain of the Group's portfolios and businesses, including its remaining stake in CFG, are designed to allow the Group to achieve its capital targets. There is no assurance that the Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated.

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require significant restructuring of the Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the Group's customers and there is no certainty that the Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019.

○
The changes to the Group resulting from the implementation of the Transformation Plan will result in major changes to the Group's corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the Group's business model. Although the goals of the Transformation Plan are for the Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank at the end of this long period of restructuring.

○
The level of structural change required to implement the Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group's structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the Group.

Summary risk factors

○
Substantial investments are being made in the Group's IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the Group's business and its ability to retain or grow its customer business and remain competitive.

●
The Group's ability to implement its Transformation Plan and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The Group's changing strategy has led to the departure of many talented staff. Implementation of the Group's Transformation Plan, and in particular of the ring-fence and restructuring of the Group's CIB business, as well as increased legal and regulatory supervision, including the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the "Banking Reform Act 2013") including the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV and the Government's views on variable compensation, there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group's strategy and regulatory commitments.

●
The Group has been, and continues to be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2014, the Group is expected to continue to have material exposure to litigation and regulatory proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●
Ahead of the upcoming election in May 2015 in the UK, there is uncertainty around how the policies of the newly elected government may impact the Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject.

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of the Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group's businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, have adversely affected and may continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

Summary risk factors

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and, to a lesser extent the UK Government's credit ratings.

●
The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the Group may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

●
The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group's reputation, businesses and brands.

●
As a result of the UK Government's majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the Company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Company from the Official List.

Summary risk factors

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the Group's pension plan as a result of the implementation of the ring-fence. The Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group's investment and trading portfolios and may have a material adverse effect on the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2014.
We, the directors listed below, confirm that to the best of our knowledge:

• the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings     included in the consolidation taken as a whole; and

• the Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the    consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

25 February 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Additional information

Share information

	31 December 2014	30 September 2014	31 December 2013

Ordinary share price	394.4p	368.2p	338.1p

Number of ordinary shares in issue	6,366m	6,321m	6,203m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies and those for the year ended 31 December 2014 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2015 first quarter interim management statement	30 April 2015
2015 interim results	30 July 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary